

GK/MK/ 543 /2006




06012322

SEC file: 82-5036

Płock, 4 April 2006


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH. D.C. 190 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N. W.
Washington, D.C. 20549

SUPPL

With reference to Information Reporting Requirements of PKN ORLEN S.A. for the U.S. Securities and Exchange Commission please find enclosed following documents:

- PKN ORLEN S.A. regulatory announcements from no 1/2006 to 21/2006;
- PKN ORLEN S.A. Condensed Consolidated Financial Statements for the periods of 12 and 3 months ended 31 December 2005 And 31 December 2004 prepared in accordance with International Financial Reporting Standards;

Should you have any queries do not hesitate to contact the undersigned on the telephone numbers: +48 24 365 56 24 or mobile: +48 605 199 586.

Yours faithfully,

PROCESSED
APR 10 2006
THOMSON
FINANCIAL

Magdalena Krzemińska
Investor Relations Department



Regulatory Announcement



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Management Board Changes
Released	07:00 03-Apr-06
Number	8290A

Regulatory announcement no 21/2005 dated March 31st,2006

Changes in the PKN ORLEN Management Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that the Supervisory Board of PKN ORLEN has dismissed, following its meeting on 31 March 2006, Mr. Dariusz Witkowski from the position of the Member of the PKN ORLEN Management Board with effect from 31 March 2006.
At the same time the Supervisory Board has appointed Mr. Krzysztof Szwedowski to the position of the Member of the PKN ORLEN Management Board with effect from 31 March 2006.

Mr. Krzysztof Szwedowski, born in 1965, graduated from the Nicolaus Copernicus University in Torun, Master in Law, advocate, completed public prosecutor application in 1992 and controller application in 2004.
Professional experience:

From September 2005 up until now	adviser of the President of the Supreme Chamber of Control
October 2001 – August 2005	Vice-President of the Supreme Chamber of Control
April 1999 – December 2001	Member of Conceal Information Protection Committee of the Chancellery of the Prime Minister
March 1993 – September 2001	The State Protection Office from May 1998 – Deputy Director of The State Protection Office
September 1990 – February 1993	application in Public Voivodship Prosecutor Office in Bydgoszcz, and next assessor in District Prosecutor Office in Bydgoszcz

Mr. Krzysztof Szwedowski has declared that upon joining the Management Board of PKN ORLEN, he will not be involved in any activity that competes with PKN ORLEN; will not be a partner of any competing company; and will not be a member of any board of a competing incorporated company. Mr. Krzysztof Szwedowski is not on The List of Insolvent Debtors kept on record on the National Court Register Act.

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PKN ORL
SEC File
82-5036
SEC MAIL
RECEIVED
APR 0 5 2006
WASH. SECTION

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Supervisory Board change
Released	17:48 28-Mar-06
Number	5571A

Regulatory announcement no 20/2006 dated 28th March 2006

Mr. Adam Maciej Pawlowicz resigns from the position of the PKN ORLEN Supervisory Board Member

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 28th March 2006 it received a note informing it that on 28th March 2006 Minister of the State Treasury dismissed Mr. Adam Maciej Pawlowicz, up to now the State Treasury representative in the PKN ORLEN Supervisory Board, from the position of the PKN ORLEN Supervisory Board Member. The reason for the dismissal was the resignation of Mr. Pawlowicz from the position of the PKN ORLEN Supervisory Board Member.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary shares purchase
Released	16:29 21-Mar-06
Number	1573A

Regulatory announcement no 19/2006 dated 21st March 2006

PKN ORLEN subsidiary shares purchase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs that on the 20th March 2006, on the base of Sales Agreement signed with BGW Sp. z o.o., headquartered in Poznan, ("Agreement") it purchased 8,549 shares in PKN ORLEN subsidiary - ORLEN PetroZachod Sp. z o.o. headquartered in Poznan. The purchased shares represent 48.17% of the initial capital of ORLEN PetroZachod Sp. z o.o. and also 48.17% of votes at shareholders' meeting of ORLEN PetroZachod Sp. z o.o. Nominal value of one purchased share amounts to PLN 1.000. The whole payment for shares was made in cash. Price for the purchased shares amounted to PLN 21,011,765 with the reservation of price adjustment increasing the price by not greater than PLN 3.000.000. The price adjustment depends on the fulfilling the conditions mentioned in the Agreement. The book value of the purchased shares in the PKN ORLEN books is equal to the price of purchase.

As a result of the above mentioned transaction PKN ORLEN becomes the sole shareholder of ORLEN PetroZachod Sp. z o.o.

Business activities of ORLEN PetroZachód Sp. z o.o. include the wholesale and retail sales of fuels produced by PKN ORLEN. ORLEN PetroZachod Sp. z o.o. plays a role of the Regional Market Operator in the west of Poland.

Business activities of BGW Sp. z o.o. include the sale of fuels and transport services.

Except in respect to the execution of the agreement referred to above, no other relationship exists between PKN ORLEN, PKN ORLEN managing or supervising persons, and BGW Sp. z o.o.

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary capital increase
Released	16:24 20-Mar-06
Number	0791A

Regulatory announcement no 18/2006 dated 20th March 2006

PKN ORLEN subsidiary initial capital increase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 16 March 2006 of an increase in the initial capital of PKN ORLEN subsidiary - Plocki Park Przemyslowo – Technologiczny Spolka Akcyjna („PPPT"), based in Plock, by a District Court in Warsaw (Poland). The initial capital of PPPT was increased from PLN 15,460,860 to PLN 25,460,860, i.e. by PLN 10,000,000. This was covered by a private placement of 1,000,000 registered series "D" shares having preference to 2 votes per one share, owned by the shareholders-founders PKN ORLEN and "Miasto Plock" (municipal borough Plock) in the equal parts, 500,000 shares for each shareholder.

Series no: series "D"
Nominal value of one share amounts to PLN 10

All newly issued shares were covered by cash contribution.

After an initial capital increase, the capital structure of PPPT comprises of:

Shareholder - founder Miasto Plock – PLN 12,730,430 PLN – 50%

Shareholder - founder PKN ORLEN – PLN 12,730,430 PLN – 50%

After an initial capital increase, the total number of votes of the General Meeting of Shareholders of PPPT in relation to the total number of shares issued amounts to 5,092,172.

The amount of the initial capital change of PPPT amounts to PLN 10 m, i. e. ca. EUR 2,600,374 based on a EUR/PLN average exchange rate of 3.8456 as of December 15th, 2005, (day of passing the resolution regarding the change of initial capital by the General Meeting of Shareholders) as quoted by the National Bank of Poland, and is greater than EUR 500,000.

See also: Regulatory announcement no 16/2006 dated 28 February 2006.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Shares in Polkomtel
Released	16:16 10-Mar-06
Number	6513Z

Regulatory announcement no 17/2006 dated 10th March 2006

Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces that on March 10, 2006, KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, executed an "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." (the "Agreement"). The signing of the Agreement was preceded by signing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposing of All Shares Held in Polkomtel S.A." between KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A., as shareholders in Polkomtel S.A.

As a result of a so-called Change of Ownership in relation to TDC Mobile International A/S, the other shareholders of Polkomtel S.A. (including Vodafone Americas Inc.) have obtained, in accordance with §12.14 of the Statute of Polkomtel S.A., the right to acquire a total of 4,019,780 shares held by TDC Mobile International A/S in Polkomtel S.A., in a proportion equal to the percentage of the shares held by each shareholder in Polkomtel S.A., other than the shares held by TDC Mobile International A/S. The purchase offer was delivered by TDC Mobile International A/S to the remaining shareholders on February 8, 2006. The Agreement has been executed in connection with the exercise of the acquisition right of KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. with respect to the shares referred to in the offer by TDC Mobile International A/S. There is a dispute between Vodafone Americas Inc. and TDC Mobile International A/S connected with this offer and in connection with such dispute, on February 24, 2006, an injunction, as described below, was instituted.

Pursuant to the Agreement, PKN ORLEN may acquire 980,486 shares in Polkomtel S.A., representing approximately 4.78% of the share capital of Polkomtel S.A., for a purchase price not exceeding EUR 214.04 per share (the equivalent of PLN 832.72 pursuant to fixing rates list No 50/A/NBP/2006 of March 10, 2006), and an aggregate purchase price not exceeding EUR 209,863,223.44 (the equivalent of PLN 816,472,870.79). Following the acquisition by KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. of the shares pursuant to the Agreement, together with already-held shares, such entities will hold in aggregate more than 75% of the total number of shares of Polkomtel S.A. After settlement of the transaction PKN ORLEN would hold 24.4% shares in initial capital of Polkomtel S.A.

The parties agreed to vote at any General Meeting of the Polkomtel S.A. in favour of dividends distributed to the shareholders as allowed under the applicable laws from the retained net profits for years preceding 2005, 100% net profit of Polkomtel S.A. generated for years 2005 and 2006 and at least 50% of the net profit generated for any subsequent financial year. The amount of dividend paid out to the seller reduced by the interest on the maximum purchase price would result in the reduction of the final purchase price of shares.
The Agreement has been executed subject to the following condition precedent: the expiry or cancellation with respect to the shares covered by the Agreement of the injunction instituted by the District Court in Warsaw on February 24, 2006 or absence of any other injunction instituted by any other judiciary authority (or any other measure of a similar nature) prohibiting a transfer of shares in Polkomtel S.A. covered by the Agreement by TDC Mobile International A/S.

Pursuant to the Agreement, KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. as the purchasers have the right not to purchase the shares of Polkomtel S.A. if by March 10, 2009 (or such other date as the parties may agree) the above-mentioned condition precedent is not fulfilled, or until that date other circumstances exist related to the disputes between Vodafone Americas Inc. and TDC Mobile International A/S that may constitute an obstacle for the purchase from TDC Mobile International A/S of the shares covered by the

Agreement, as a result of which the Agreement shall terminate as of that date.
By executing the "Shareholders Agreement on the Purchase of Shares in Polkomtel S.A. from TDC Mobile International A/S and Taking Joint Actions Aimed at Disposal of All Shares Held in Polkomtel S.A.", KGHM Polska Miedz S.A., PKN ORLEN, PSE S.A. and Weglokoks S.A. terminated the "Shareholders Agreement on Cooperation in Restructuring the Engagement of Polish Shareholders in Polkomtel S.A." of July 2005, as amended.

Management Board

PKN ORLEN

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Subsidiary init.cap increase
Released	18:26 28-Feb-06
Number	0967Z

Regulatory announcement no 16/2006 dated 28th February 2006

PKN ORLEN subsidiary initial capital increase

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, informs of the registration on 23 February 2006 of an increase in the initial capital of PKN ORLEN subsidiary - Plocki Park Przemyslowo – Technologiczny Spolka Akcyjna („PPPT"), based in Plock, by a District Court in Warsaw (Poland). The initial capital of PPPT was increased from PLN 8.230.430 to PLN 15.460.860, i.e. by PLN 7.230.430. This was covered by a private placement of 723.043 registered series "C" shares having preference to 2 votes per one share, owned by the shareholder-founder PKN ORLEN.

Series no: series "C"
Nominal value of one share amounts to PLN 10

Value of newly issued shares covered by cash contribution: PLN 5,216,141

Value of newly issued shares covered by non-cash contribution: PLN 2,014,289

The book value of the non-cash contribution assets amounted to PLN 1 454 300 in the books of PKN ORLEN.

After an initial capital increase, the capital structure of PPPT comprises of:

Shareholder - founder Miasto Plock – PLN 7,730,430.00 – 50%

Shareholder - founder PKN ORLEN – PLN 7,730,430.00 – 50%

After an initial capital increase, the total number of votes of the General Meeting of Shareholders of PPPT in relation to the total number of shares issued amounts to 3 092 172.

The amount of the initial capital change of PPPT amounts to PLN 7,230,430, i. e. ca. EUR 1 880 183 based on a EUR/PLN average exchange rate of 3.8456 as of December 15th, 2005, (day of passing the resolution regarding the change of initial capital by the General Meeting of Shareholders) as quoted by the National Bank of Poland, and is greater than EUR 500,000.

At the same time the Extraordinary General Meeting of PPPT, held on 15 December 2005 in

Płock (motion no 7/4/2005), decided to increase the initial capital of PPPT by PLN 10,000,000, to PLN 25.460.860, by a private placement of 1.000.000 registered series "D" shares, having preference to 2 votes per one share, of nominal value PLN 10 per one share. The new issue will be owned by two shareholders-founders PKN ORLEN and Miasto Plock (municipal Plock) in the equal parts, 500,000 shares for each shareholder.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Sale of AWSA shares
Released	17:21 28-Feb-06
Number	0887Z

Regulatory announcement no 15/2006 dated 28th February 2006

Agreement for the sale of shares in AWSA Holland II B.V.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 27 February 2006 it signed an agreement with Kulczyk Holding S.A. („Kulczyk Holding") for the sale to Kulczyk Holding of 165,924 shares in Dutch company AWSA Holland II B.V. (Sale Agreement). The Sale Agreement is a result of PKN ORLEN exercising an option to sell the shares that was set out in the Supplementary Agreement signed on 14 November 2002. The shares sold by PKN ORLEN represent 9.218% of the initial capital of AWSA Holland II B.V. As payment for the AWSA Holland II B.V. shares, Kulczyk Holding has transferred PLN 73.006.560 to the bank account of PKN ORLEN. Transfer of the ownership of AWSA Holland II B.V. shares sold by PKN ORLEN to Kulczyk Holding will occur after signing the Agreement of Shares Disposal. The Agreement of Shares Disposal will be signed after the conditions mentioned in the Sale Agreement are fulfilled, in particular the condition regarding approval by the shareholders of AWSA Holland II B.V., on 28 July 2006 at the very latest.
In accordance with the Supplementary Agreement dated 14 November 2002 signed by PKN ORLEN and Kulczyk Holding, in the event of the sale of the AWSA Holland II B.V. shares by PKN ORLEN, Kulczyk Holding is obliged to get all approvals and to take over all liabilities of PKN ORLEN, that PKN ORLEN made or assumed due to it being a shareholder of AWSA Holland S.A. II B.V.
AWSA Holland II B.V. is the sole partner of AWSA Holland I B.V., a Dutch company holding a 98.85 per cent stake in Autostrada Wielkopolska SA.

See also regulatory announcements: no 81/2002 dated 20 September 2002, no 94/2002 dated 25 October 2002, no 101/2002 dated 15 November 2002, no 108/2002 dated 11 December 2002.

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PKN ORLEN SA
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82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4q05segm comment&LIFO impact
Released	07:00 28-Feb-06
Number	0264Z

Regulatory announcement no 14/2006 dated 28th February 2006

Financial data for Q4 2005 and twelve months to end-December 2005 under segments with commentary and impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q4 2005 and the twelve months to end-December 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces the financial data for the 4 quarter 2005 and 4 quarters 2005 under segments with commentary and also information regarding the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for the 4 quarter 2005 and the twelve months to end-December 2005.

Primary financial data

PKN ORLEN Group	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		
Results according to MSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN'000	USD'000	I
Sales revenue	42 804 215	13 232 824	12 968 831	3 941 774	30 728 894	8 422 567	8 399 241	2 570 147	39.3%	57.1%	
EBITDA[2]	6 796 604	2 101 154	1 017 573	309 283	4 008 680	1 098 750	924 780	282 980	69.5%	91.2%	
Operating profit/ (loss)	5 059 931	1 564 266	400 410	121 701	2 689 265	737 108	561 375	171 779	88.2%	112.2%	
Financial expenses	-442 396	-136 766	-134 108	-40 761	-326 619	-89 524	-197 528	-60 443	35.4%	52.8%	
Net profit (loss)	4 723 946	1 460 397	340 248	103 416	2 566 801	703 542	713 573	218 352	84.0%	107.6%	
Net profit (loss) according to LIFO method [3]	3 848 261	1 189 681	377 173	114 639	2 358 770	646 522	862 730	263 993	63.1%	84.0%	
Operating cash flow	3 634 353	1 123 552	878 508	268 935	3 592 088	984 565	786 467	242 522	1.2%	14.1%	

(1) *The following average exchange rates were used for conversion of the financial data denominated in USD: 12 months 2005 – PLN 3.2347, 12 months 3.6484, 3 months 2005 – PLN 3.2901, 3 months 2004 – PLN 3.2680.*
(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*
(3) *Excluding the LIFO effect at Unipetrol a.s.*

- **Refining (Production + Wholesale)** – In Q4 2005, the segment's financial result dropped by PLN 147 m year on year, chiefly as a result of the increase of oil prices in internal consumptions, as well as the decrease of the URAL/Brent commodity oil differential level. The profit of Unipetrol a.s. attributable to this segment was PLN 34 m.
- **Refining (Retail)** – the loss of PLN 15 m recorded in Q4 2005 was PLN 39 m lower than the result for Q4 2004. In PKN ORLEN S.A. itself, the result was PLN 92 m higher due to the increase of margins for petrols. In Q4 2005, a provision for economic risk was established in the amount of PLN 137m in ORLEN Deutschland.
- **Petrochemicals** – Q4 2005 saw the segment's financial result decreasing relative to the analogous quarter of 2004 (down by PLN 31m) as a result of factors such as the repair shutdowns at BOP. Anwil S.A.'s profit attributable to the segment totalled PLN 60m.
- **Other Activities** – In Q4 2005, the segment's financial result decreased by PLN 43m towards Q4 2004.
- **Inland Premium** – In Q4 2005 the inland premium reached PLN 177m, which means a PLN 30m increase relative to Q4 2004.
- **Operating Profit (EBIT)** – the segment's profit decreased in Q4 2005 in relation to the analogous period of 2004 (by PLN 161m) as a result of higher costs of products sold.
- **Net Profit** – the Q4 2005 net profit stood at PLN 340m, which means a PLN 373m decrease towards the result for Q4 2004.
- **Net Operating Cash Flow** – A PLN 92m increase in cash generated in Q4 2005, year on year.
- **CAPEX (expenditure on property, plant and equipment and intangible assets)** – a PLN 150m increase in CAPEX in Q4 2005 over Q4 2004, caused mainly by the higher expenditure in the Refinery segment.
- **Operating Expenses Reduction Programme**– In Q4 2005, the implementation of the Programme led to PLN 228m cost savings, against PLN 149m in Q4 2004 (relative to the reference value, i.e. the costs incurred in 2002).

Igor Chalupec, President of the Management Board, General Manager: *„The year 2005 was a period of significant internal changes within PKN ORLEN S.A. and the first year of implementation of the strategy outlined by the new Management Board of the company at the end of 2004 and at the beginning of 2005. The foundation for the implementation of the strategy of PKN ORLEN was the change of its corporate culture, the elimination of its political character and the modernisation of the method of management of the company. These changes opened the way for actions aimed at improving the effectiveness of action and giving them top priority in the first period of implementation of the strategy for years 2005-2009.*

The reduction of costs and the optimization of investment outlays are key elements of our strategy. In accordance with declarations, at the end of 2005 we not only achieved the target planned for the Comprehensive Cost Reduction Program – PLN 800m of repeated savings, but also exceeded it by more than PLN 80m. This is a tremendous success of all people involved in this project. From 1 January 2006 we also started to implement the OPTIMA program, which is aimed at utilising the new savings potential identified in the field of operating expenses and investment outlays by another amount of at least PLN 600m in each of these two areas by 2009. Another stage of implementation of the steady growth and building of value of the Corporation is the introduction of an organisation based on segment management rules from 1 January 2006. It will cover the entire PKN ORLEN after integration and key companies of the Capital Group. Segment management will ensure co-ordination of activities within all business segments and support functions. It will also create good conditions for the improvement of effectiveness of operation and investments and the utilization of the benefit of scale and synergy between companies. In 2005, one of the primary aims of the policy within the scope of the Capital Group was to establish clear criteria according to which decisions are made to retain companies within the Capital Group or sell them. In addition, a unified, cohesive and transparent system of remuneration and motivation of Members of Management Boards of companies and their executive staff was introduced in key companies on the basis of the MBO system.

The year 2005 saw the commencement of transformation of regional structures. In business aspects, this process is inevitable and necessary in order to reinforce the market position of the Corporation, but at the same time it is difficult in social aspects, because it involves the reduction of employment. Communication with employees and the dialogue with social partners was the primary value of the restructuring process. As a result of introduced changes, employment and organizational structures became more effective. More than 500 persons took advantage of coverage programs, and the transformation process itself was successful. Now we are using the same standards in the process of restructuring of the administrative area. The currently functioning Restructuring Agreement from 2002 does not correspond to the current corporate reality. Thus, new provisions were suggested in order to secure the coverage of all employees with the Voluntary Retirement Program, on condition that social partners express their consent to further restructuring activities.

Following the restructuring of regions, we prepared and implemented the retail sales development plan. In the last few years, changes on the Polish fuel market led to a clear division of the market in terms of the customer's needs. Consequently, there was demand for two kinds of stations with high and lower economic standard. After the introduction of premium segment fuels (Verva fuels) we presented the Bliska brand in November – the name of the new network of economical fuel stations addressed to drivers who seek both proved quality and a good price. I am convinced that the last year was a breakthrough for this segment in PKN ORLEN, however, neither new premium fuels nor the best brand will replace a top quality service. I believe that customers will recognize the effects of our work in this area in 2006.

Talking about the achievements of our Company in 2005, we cannot ignore the achievements of the Production Plant in P³ock, which received the honourable title of the Refinery of the Year 2005 in Central and Eastern Europe, granted for the corporate strategy, corporate infrastructure, technological innovation and development plans. In October 2005, the P³ock refinery processed 400 millionth ton of petroleum oil after 41 years of production. Now, after years of intense modernisation and large investments, ORLEN managed to achieve an over 80 per cent yield of white products and their top European quality as well as recognition and respect of customers.

The constant prosperity in the refinery & petrochemical industry during the year 2005, supported by the intense internal restructuring of the Corporation, made it possible to achieve good financial results. In 2005, sales revenues rose by 39.3% ,

whereas the net profit improved by 84.0% towards 2004. Due to the growing demand for oil derivative products, along with decreasing free capacities of processing and petroleum oil output, oil prices significantly increased and refinery margins were kept on a satisfactory level. In 2005, the average price of Brent oil in quotations was USD 54.56/bbl and was higher than the price in 2004 by USD 16.27/bbl, i.e. by 42.5%. The operating activity of the Corporation is largely influenced by the differential between Ural and Brent oil, which was still kept on a relatively high level of USD 4.15/bbl, similar to the value from 2004 (USD 4.12/bbl). This is advantageous for refineries that process oil with worse quality. The prosperity in the refinery industry was accompanied by a downward trend on the petrochemical market, which was reflected by a drop of margins for a majority of segment products.

Observing the dynamic situation in our region, we are aware of the fact that in the next years the competitive advantage will be determined by active development operations in the field of mergers and acquisitions. Therefore, the Management Board attaches high importance to the 2nd and 3rd pillar of the effective strategy of building of PKN ORLEN S.A.'s own value, in particular to capital acquisitions both on home markets in Poland, Czech Republic and Germany and on new markets. In addition, steps were taken for the purpose of gradual development of the new area of output activity for PKN ORLEN. The year 2006 will be a period of building competence in this field, but also a period of active search of attractive projects".

Financial Data by Area of Activity (Segment)

Market Overview

In the 4th quarter of 2005, the average price of Brent oil was USD 56.91/bbl, having gone up by USD 13.03/bbl (29.7%) year on year. This rise in oil prices went hand in hand with the decrease of the URAL/Brent differential by 40.8%, i.e. from USD 6.13/bbl in Q4 2004 to USD 3.63 USD/bbl in Q4 2005. In Q4 2005, the average commodity price of petrol was USD 544.27/t, which is a USD 119.39/t, or 28.1%, increase over Q4 2004. In the same period, a significant rise was recorded in the commodity prices of diesel oil and Ekoterm - by USD 73.64/t and USD 103.09/t, respectively (or by 14.9% and 23.3%). In Q4 2005, the commodity crack margins increased substantially for petrols, light fuel oil and JET A-1 fuel, by 24.1%, 5.4% and 13.9%, respectively, as compared to Q4 2004. The decrease in margins was reported for diesel oil (by 14.6%) and main petrochemical products (except propylene); whose value for ethylene and propylene dropped by 5.8% and 63.3%, respectively as compared to Q4 2004. In the case of propylene, the commodity margin rose by 10.6% in Q4 2005. The Euro exchange rate decreased against the Polish currency by 7.8% (falling from PLN 4.24 /EUR in Q4 2004 to PLN 3.91/EUR in Q4 2005) and the U.S. dollar exchange rate slightly increased by 0.6% (rising from PLN 3.27/USD in Q4 2004 to PLN 3.29/USD in Q4 2005).

According to the estimated data, the domestic consumption of fuels (petrols, diesel oil) rose by approximately 124,000 tons (by 4.4%) in Q4 2005 year on year. The increase was reported mainly for diesel oil (by approx. 198,000 t), and the petrol consumption decreased by 73,000 t. In 2005, the estimated total growth of consumption of fuels (petrols, diesel oil) reached approx. 140,000 t in Poland.

Based on the GUS (Central Statistics Office) data, in Q4 2005 consumer prices rose by 0.4% (as compared to Q3 2005), while in Q4 2004 they rose by 0.9%. Consumer prices in Q4 2005 were 1.1% higher than in the analogous quarter of 2004. The unemployment rate at the end of Q4 2005 was 17.6%, whereas at the end of the analogous quarter of 2004 it was 19.1%.

Based on market data provided by Samar, 235,500 new cars were sold in Poland in 2005. This result is similar to that reported in 1991 and means a 26.0% drop as compared to sales in the last year. The low level of sales results from the unstable situation on the labour market and the lack of financial stability, which is additionally accompanied by a huge offer of imported secondhand cars. In 2005 the number of secondhand cars imported to Poland was 870,800, as compared to 828,000 pcs in 2004.

Refining (Production + Wholesale)

; (Production holesale)	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
according to ᴍSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]
:, including:	**32 811 272**	**10 143 529**	**10 387 367**	**3 157 158**	**21 197 391**	**5 810 051**	**5 933 073**	**1 815 506**	**54.8%**	**74.6%**	**75.1%**	**73.9'**
rty sales	21 421 334	6 622 356	6 464 283	1 964 768	14 337 841	3 929 898	4 126 865	1 262 811	49.4%	68.5%	56.6%	55.6
npany sales*	11 389 938	3 521 173	3 923 084	1 192 391	6 859 550	1 880 153	1 806 208	552 696	66.0%	87.3%	117.2%	115.7
:'s costs	**-29 795 035**	**-9 211 066**	**-9 967 264**	**-3 029 471**	**-18 695 362**	**-5 124 263**	**-5 337 592**	**-1 633 290**	**59.4%**	**79.8%**	**86.7%**	**85.5'**
erating	144 945	44 055	59 172	17 985	94 323	28 669	65 761	20 123	53.7%	53.7%	-10.0%	-10.6
erating	-286 739	-87 152	-128 871	-39 169	-345 014	-104 864	-162 275	-49 656	-16.9%	-16.9%	-20.6%	-21.1
f fair value of assets over sition price	663 787	201 753	1 249									
:'s result**	**3 538 230**	**1 091 118**	**351 653**	**106 503**	**2 251 338**	**609 592**	**498 967**	**152 683**	**57.2%**	**79.0%**	**-29.5%**	**-30.2'**
:hird parties ıd tons)	11 061		3 021		9 143		2 519		21.0%		19.9%	

*)*The revenue includes the following transfers to retail: 12 months 2005 – PLN 3,663,840 thousand , 12 months 2004 – PLN 2,574,828 thousand, 3 mont PLN 973,396 thousand, 3 months 2004 – PLN 588,072 thousand.*

**) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The Q4 2005 result for the refining segment totalled PLN 351,653 thousand, as compared to PLN 498,967 thousand in Q4 2004. The segment's revenues expanded by 75.1%, while its costs and expenses grew by 86.7%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and the resulting increase of fuel margins. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q4 2005 went up by 29.7% year on year. The results of the segments were also affected negatively by the drop of the quoted URAL/Brent oil differential level by 40.8% (i.e. by USD 2.5/bbl).

In Q4 2005, the implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 78,221 thousand in savings for the segment, i.e. PLN 14,337 thousand more than in the analogous period of 2004.

Unipetrol's profit attributable to this segment totalled PLN 34 million. At the same time, Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze recorded a loss for this segment in Q4 2005, which amounts to PLN 32 million and PLN 9 million, respectively.

It must be stressed that, when comparing the 4th quarters of 2005 and 2004, the rise in the volume of third-party sales by 19.9% was accompanied by a 56.6% growth of value. In Q4 2005, the volume of petrol and diesel oil sold to third parties grew by 43.1% and 42.3%, respectively, in comparison with Q4 2004. In the same period, growth was also reported for liquid gas, the sales of which rose by 40.7% (16,000 tons) in Q4 2005 in comparison with Q4 2004. The downward trend was reported for the volume of Ekoterm sales (14.2% decrease).

In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 50,928 thousand.

After 4 quarters of 2005, the profit achieved by this segment was PLN 3,538,230 thousand and was 57.2% higher than the profit for the analogous period of 2004. This increase was influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 663,787 thousand (without this effect, the segment's result increased by 27.7%).

Refinery (Retail)

(Retail)	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
:ording to SF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000
ıcluding:	**13 753 435**	**4 251 843**	**3 761 656**	**1 143 326**	**11 583 773**	**3 175 028**	**2 936 915**	**898 689**	**18.7%**	**33.9%**	**28.1%**	**27.:**
sales	13 708 991	4 238 103	3 749 243	1 139 553	11 547 818	3 165 173	2 925 106	895 075	18.7%	33.9%	28.2%	27.
ıny sales*	44 444	13 740	12 413	3 773	35 955	9 855	11 809	3 614	23.6%	39.4%	5.1%	4.:
costs	**-13 525 207**	**-4 181 286**	**-3 663 063**	**-1 113 359**	**-11 505 478**	**-3 153 568**	**-2 932 932**	**-897 470**	**17.6%**	**32.6%**	**24.9%**	**24.1**
.ting	163 443	49 677	83 641	25 422	114 108	34 682	50 444	15 436	43.2%	43.2%	65.8%	64.
.ting	-287 182	-87 287	-197 313	-59 972	-198 235	-60 252	-108 552	-33 217	44.9%	44.9%	81.8%	80.
ıir value assets ıuisition	161 382	49 051										
result**	**265 871**	**81 997**	**-15 079**	**-4 583**	**-5 832**	**-4 110**	**-54 125**	**-16 562**	**-4658.8%**	**-2095.1%**	**-72.1%**	**-72.:**
'd parties ons)	3 487		901		3 346		852		4.2%		5.8%	

*) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

In Q4 2005, the segment's revenue increased by PLN 824,741 thousand (28.1%) over Q4 2004, while costs increased by PLN 730,131 thousand (24.9%). The growth of revenue of the segment was also accompanied by a rise in volume sales by 5.8% within the Group, mainly due to the remarkable increase of diesel oil sales by 16.6%. A slight sales decrease was reported for petrols and liquid gas, by 1.2% and 2.9%, respectively. It results mainly from the existing trend of decrease in petrol consumption and adverse weather conditions in December. Favourable trends were reported with regard to revenue from the sale of services, the value of which went up by PLN 17,339 thousand. PKN's German operations attributable to this segment brought a loss of PLN 161,636 thousand in Q4 2005 (as compared to PLN 95,583 thousand in Q4 2004). It is the result of the establishment of a provision for economic risk in ORLEN Deutschland in the amount of PLN 137 million, and the profit of PLN 12,603 thousand was contributed to this segment by Unipetrol a.s. In PKN ORLEN S.A., the result of this segment for Q4 2005 was PLN 142,299 thousand (in Q4 2004 it reached PLN 50,174 thousand). The improvement of the result in PKN ORLEN S.A. is a consequence of the increase of unit margins for fuels and non-fuel goods and the increase of volume sales of diesel oil and liquid gas. The total retail margin for fuels and non-fuel goods in Q4 2005 rose by 19.1% as compared to the analogous period of 2004.

As a result of the influence of the above factors, the segment's loss totalled PLN 15,079 thousand in Q4 2005, whereas in Q4 2004 it reached PLN 54,125 thousand.

The implementation of the Comprehensive Operating Expenses Reduction Programme yielded PLN 54,162 thousand in savings for the segment in Q4 2005 (Q4 2004: PLN 42,051 thousand).

In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 98,685 thousand.

After 4 quarters of 2005, the result of this segment was PLN 265,871 thousand, whereas after 4 quarters of 2004 the loss reached PLN 5,832 thousand. This increase was also influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 161,382 thousand.

Petrochemicals

emicals	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
cording to SF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]
ıcluding:	**9 085 300**	**2 808 699**	**3 224 936**	**980 194**	**5 623 990**	**1 541 495**	**1 544 329**	**472 561**	**61.5%**	**82.2%**	**108.8%**	**107.4%**
sales	6 686 254	2 067 040	2 361 460	717 747	4 082 509	1 118 986	1 115 094	341 216	63.8%	84.7%	111.8%	110.3%
ıny sales	2 295 306	709 589	835 115	253 827	1 480 130	405 693	406 759	124 467	55.1%	74.9%	105.3%	103.9%
value of ısactions	103 740	32 071	28 361	8 620	61 351	16 816	22 476	6 878	69.1%	90.7%	26.2%	25.3%
costs	**-8 236 469**	**-2 546 285**	**-3 031 074**	**-921 271**	**-4 699 482**	**-1 288 094**	**-1 225 809**	**-375 095**	**75.3%**	**97.7%**	**147.3%**	**145.6%**
ting	170 894	51 942	109 426	33 259	32 480	9 872	11 086	3 392	426.2%	426.2%	887.1%	880.5%
ting	-124 222	-37 756	-56 803	-17 265	-76 326	-23 199	-51 427	-15 737	62.8%	62.7%	10.5%	9.7%
ıir value of sets over ion price	1 076 642	327 237										
result*	**1 972 145**	**603 837**	**246 485**	**74 917**	**880 662**	**240 074**	**278 179**	**85 122**	**123.9%**	**151.5%**	**-11.4%**	**-12.0%**
'd parties ons)	2 800		748		2 191		564		27.8%		32.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The segment's result for Q4 2005 was PLN 246,485 thousand, while in the corresponding quarter of 2004 it totalled PLN 278,179 thousand. The revenue on petrochemicals rose by PLN 1,680,607 thousand (108.8%), and the volume of sales to external customers increased by 32.6%. Q4 2005 saw an increase in the volume of sales of the segment's main products, including ethylene – by 172.0% (199.0% increase in value), polyethylene – by 213.3% (166.4% increase in value), polypropylene – by 154.2% (145.2% increase in value) and benzene – by 78.9% (20.9% increase in value), mainly due to the consolidation of Unipetrol a.s. The deterioration of the result of this segment was influenced by the loss of Basell Orlen Polyolefins Sp. z o.o. in the amount of PLN 23,201 thousand, which results mainly from emergency shut-downs of the installation in Q4 2005. Slightly lower results were recorded by Anwil S.A. (decrease of the result by PLN 2,689 thousand in Q4 2005), which is caused by a decrease in the amount of sales volume of ammonium nitrate, Canwil and PVC granulate by 7.2%, 8.5% and 9.9% respectively, and lower prices of execution of products, especially PVC and caustic soda. PKN ORLEN S.A. itself recorded a decrease of the result attributable to this segment by PLN 53,965 thousand. The above relations were caused by a declining trend of commodity margins on a majority of petrochemical products and the decrease of sales of acetone, ethylene oxide and orthoxylene. The decrease of acetone sales is a result of smaller demand for this product and resignation of two leading customer from the part of receipts.

The implementation of the Comprehensive Operating Expenses Reduction Programme yielded PLN 7,590 thousand in savings for this segment in Q4 2005 (Q4 2004: PLN 5,424 thousand).

In comparison with Q4 2004, Q4 2005 saw the decrease of outlays for fixed and intangible assets by PLN 47,635 thousand.

After 4 quarters of 2005, the result achieved by this segment was PLN 1,972,145 thousand and exceeded the result for the analogous period of 2004 by PLN 1,091,483 thousand. This improvement of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 1,076,642 thousand.

Other Activities

:tivities	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
:ording to SF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]
ıcluding:	**1 688 857**	**522 106**	**524 004**	**159 267**	**1 482 723**	**406 404**	**420 066**	**128 539**	**13.9%**	**28.5%**	**24.7%**	**23.9%**
sales	883 896	273 254	365 484	111 086	699 375	191 694	209 700	64 168	26.4%	42.5%	74.3%	73.1%
ıny sales	804 961	248 852	158 520	48 181	783 348	214 710	210 366	64 371	2.8%	15.9%	-24.6%	-25.2%
costs	**-1 704 317**	**-526 886**	**-563 008**	**-171 122**	**-1 461 567**	**-400 605**	**-452 020**	**-138 317**	**16.6%**	**31.5%**	**24.6%**	**23.7%**
.ting	40 126	12 196	12 110	3 681	55 786	16 956	15 461	4 731	-28.1%	-28.1%	-21.7%	-22.2%
.ting	-113 175	-34 399	-81 008	-24 622	-109 314	-33 225	-48 802	-14 933	3.5%	3.5%	66.0%	64.9%
ıir value assets ıuisition	274 542	83 445										
result*	**186 033**	**56 463**	**-107 902**	**-32 796**	**-32 372**	**-10 471**	**-65 295**	**-19 980**	**-674.7%**	**-639.2%**	**65.3%**	**64.1%**
sales ons)	208		63		265		105		-21.5%		-40.0%	

*) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN S.A., the "Other Activities" segment includes a number of Group entities which were separated mainly within the restructuring process.

In Q4 2005, the segment achieved a loss of PLN 107,902 thousand. For comparison, the loss earned in Q4 2004 was PLN 65,295 thousand.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 87,863 thousand in savings for the segment in Q4 2005 (Q4 2004: PLN 37,641 thousand).

In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 46,059 thousand.

After 4 quarters of 2005, the result achieved by this segment was PLN 186,033 thousand and exceeded the result for the analogous period of 2004 by PLN 218,405 thousand. The growth of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 274,542 thousand.

Financial Review

Profit and Loss Account

The gross profit on sales for Q4 2005 totalled PLN 1,598,329 thousand, rising by PLN 39,530 thousand (2.5%) in comparison with the result reported for Q4 2004. Total sales revenues rose by PLN 4,569,590 thousand (54.4%), with a simultaneous increase of costs by PLN 4,756,556 thousand (62.7%). In Q4 2005, there was a year-on-year increase in the Group's external sales in all segments: Refining (Production + Wholesale), which rose by PLN 2,337,418 thousand (56.6%), in Refining (Retail), where external sales was higher by PLN 824,137 thousand (28.2%), in Petrochemicals where external sales expanded by PLN 1,246,366 thousand (111.8%) and in Other Activities, which rose by PLN 155,784 thousand (74.3%). The rise in the value of external sales was accompanied by an increase in volume sales by 19.9%, 5.8%, and 32.6%, respectively, and by a 40.0% decrease in other activities. The amount of revenue derived from Refining (Production + Wholesale) is substantially affected by factors such as higher commodity prices of fuel.

In Q4 2005, costs of sale rose by PLN 107,656 thousand (20.8%) relative to Q4 2004, and totalled PLN 625,004 thousand. In the same period, general administrative expenses increased by PLN 118,840 thousand (51.9%) relative to Q4 2004, and reached the level of PLN 347,626 thousand, of which general administrative expenses in the capital group Unipetrol a.s. totalled PLN 79,063 thousand.

Other operating revenues increased by PLN 124,816 thousand, whereas other operating costs increased by PLN 92,970 thousand. The loss on other operating activities in the 4th quarter of 2005 amounted to PLN 216,006; for comparison, the loss in Q4 2004 reached PLN 225,289 thousand. The amount of loss in this segment was largely influenced by the establishment of a provision for economic risk in ORLEN Deutschland in the amount of PLN 137 million.

In Q4 2005, the value of EBITDA was PLN 1,017,573 thousand, which means an increase by PLN 92,793 thousand in comparison with Q4 2004. The operating profit (EBIT) for Q4 2005 was PLN 400,410 thousand and was lower than the figure for Q4 2004 by PLN 160,965 thousand.

Financial income in the 4th quarter of 2005 was PLN 139,549 thousand, having fallen by PLN 298,417 thousand in comparison with the Q4 2004 figure. The Group also reported a PLN 63,420 thousand decrease in financial expenses towards the Q4 2004 figure. Consequently, the profit of this segment totalled PLN 5,441 thousand in Q4 2005, while in the analogous period of 2004 the Group recorded a profit of PLN 240,438 thousand. The drop of results for this segment was caused mainly by the foreign exchange rate. In Q4 2004 a strong appreciation of PLN occurred, which resulted in a high level of positive exchange differences and, consequently, a considerable increase of financial income.

The share of entities evaluated with the equity method in the financial result amounted to PLN 39,108 thousand in Q4 2005, relative to PLN 51,411 thousand in Q4 2004.

The Q4 2005 income tax was PLN 104,711 thousand, which constitutes an decrease by PLN 34,940 thousand year on year.

The above factors produced a net profit of PLN 340,248 thousand for Q4 2005, which means a PLN 373,325 thousand decrease towards the profit for Q4 2004.

After 4 quarters of 2005, the net profit was PLN 4,723,946 thousand and exceeded the profit for the analogous period of 2004 by PLN 2,157,145 thousand, mainly due to the fact that other operating revenues for the year 2005 were expanded by the excess of fair value of acquired net assets over the acquisition price in the amount of PLN 2,006,276 thousand.

Balance Sheet

As at the end of the 4th quarter of 2005, the total assets amounted to PLN 33,666,261 thousand, which is a 61.4% increase from 31 December 2004. The value of fixed assets rose by PLN 8,178,138 thousand (63.2%) in relation to their value as at 31 December 2004, and amounted to PLN 21,117,718 thousand, mainly due to a growth of tangible fixed assets by PLN 7,127,550 thousand in relation to their value as at 31 December 2004 (including tangible fixed assets of Unipetrol – PLN 6,660,331 thousand). As at the end of Q4 2005, current assets grew from PLN 7,921,623 thousand (as at 31 December 2004) to PLN 12,470,110 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 2,923,643

thousand and PLN 2,179,241 thousand, respectively. The strong growth of receivables is a result of the consolidation of the Unipetrol a.s. Group and an increase in product prices. Concurrently, the value of short-term securities dropped by PLN 915,584 thousand (funds assigned for acquisition of Unipetrol). Compared to the end of 2004, the working capital (current assets less current liabilities) decreased from PLN 3,960,179 thousand to PLN 3,761,761 thousand.

At the end of Q4 2005, total shareholders' equity stood at PLN 19,467,512 thousand, which means an increase by PLN 5,803,506 thousand (42.5%) in relation to the end of 2004, mainly due to an increase in retained profits by PLN 3,767,047 thousand. Long-term liabilities amounted to PLN 5,490,400 thousand and rose by PLN 2,254,647 thousand in comparison with the end of 2004, mainly due to an increase in loans and borrowings (by PLN 1,199,351 thousand) and total provisions (by PLN 303,996 thousand). Short-term liabilities increased from PLN 3,961,444 thousand as at 31 December 2004 to PLN 8,708,349 thousand as at 31 December 2005. With regard to short-term liabilities, there has been a significant increase (by PLN 3,323,206 thousand) of trade creditors, other liabilities and accrued expense. The Group's total debt (loans, borrowings and securities) reached PLN 4,394,641 thousand as at 31 December 2005, which means an increase by PLN 2,063,478 thousand as compared with the end of 2004. The increase of all liabilities results from this year's disclosure of liabilities of the capital group Unipetrol a.s., and in the case of trade liabilities - also from an increase in petroleum oil prices.

Cash Flow

The Q4 2005 net operating cash flow stood at PLN 878,508 thousand, having risen by PLN 92,041 thousand relative to the analogous quarter of 2004. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 202,185 thousand in Q4 2005, against a PLN 437,366 thousand decrease in Q4 2004). The decrease of operating cash was also a result of the drop of net profit by PLN 373,325 thousand in Q4 2005. On the other hand, operating cash flow was affected negatively also by trends with regard to stock (in Q4 2005 the amount of stock rose by PLN 445,359 thousand, whereas in Q4 2004 it dropped by PLN 201,259 thousand). In Q4 2005, the net cash outflow for investments was PLN 578,155 thousand, which meant a PLN 550,378 thousand decrease towards the analogous period of 2004. This decrease results mainly from transactions in short-term securities. In Q4 2005, the purchase and sale balance of short-term securities totalled PLN (-)16,272 thousand, whereas in the analogous quarter of 2004 it totalled PLN (-)688,124 thousand. At the same time, expenses for acquisition of shares and stocks increased by PLN 260,502 thousand.

In Q4 2005, the Group reported a negative balance of financing cash flow of PLN 442,194 thousand (in Q4 2004, the balance was negative at PLN 1,283 thousand). In Q4 2005, net receipts from loans and borrowings were PLN 91,516 thousand, while in Q4 2004 they reached PLN 64,673 thousand. The increase of negative balance of funds in this segment was affected mainly by the amount of dividends paid out in Q4 2005, which totalled PLN 453,371 thousand (in the analogous period of 2004 no dividends were paid out).

The amount of cash at the end of Q4 2005 was PLN 1,125,627 thousand, i.e. PLN 396,129 thousand more than at the end of Q4 2004.

After 4 quarters of 2005, net operating cash flow amounted to PLN 3,634,353 thousand (compared to PLN 3,592,088 thousand after 4 quarters of 2004), investment cash flow totalled (-) PLN 2,289,247 thousand (compared to PLN (-)2,655,387 thousand after 4 quarters of 2004), and financial cash flow was PLN (-)950,002 thousand (compared to PLN (-)837,677 thousand after 4 quarters of 2004).

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 9 and 3 months
ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% ch 3 m
Sales of products	41 330 710	12 436 953	29 346 192	7 700 011	40.8%	
Excise tax and other charges	-10 908 032	-2 816 588	-10 103 861	-2 561 179	8.0%	
Net revenue on sales of products	**30 422 678**	**9 620 365**	**19 242 331**	**5 138 832**	**58.1%**	
Revenue on sales of goods and materials	12 381 537	3 348 466	11 486 563	3 260 409	7.8%	
Total sales revenues	**42 804 215**	**12 968 831**	**30 728 894**	**8 399 241**	**39.3%**	
Cost of manufacturing of products sold	-24 308 411	-8 301 723	-14 008 115	-3 928 311	73.5%	
Value of goods and materials sold	-11 560 684	-3 068 779	-10 594 203	-2 912 131	9.1%	
Gross profit on sales	**6 935 120**	**1 598 329**	**6 126 576**	**1 558 799**	**13.2%**	
Costs of sale	-2 233 010	-625 004	-2 164 061	-517 348	3.2%	
General administrative expenses	-1 029 000	-347 626	-855 341	-228 786	20.3%	
Other operating income	2 539 802	274 519	331 144	149 703	667.0%	
Other operating expenses	-1 182 376	-499 808	-768 219	-406 838	53.9%	
Profit (loss) on disposal of all or part of equity interests in subordinated entities	29 395	0	19 166	5 845	53.4%	
Operating profit	**5 059 931**	**400 410**	**2 689 265**	**561 375**	**88.2%**	
Financial income	639 077	139 549	617 698	437 966	3.5%	
Financial expenses	-442 396	-134 108	-326 619	-197 528	35.4%	
Net financial income and expenses	**196 681**	**5 441**	**291 079**	**240 438**	**-32.4%**	
Share in financial result of entities evaluated with equity method	201 213	39 108	193 094	51 411	4.2%	
Profit before tax	**5 457 825**	**444 959**	**3 173 438**	**853 224**	**72.0%**	
Corporate income tax	-733 879	-104 711	-606 637	-139 651	21.0%	
Net profit	**4 723 946**	**340 248**	**2 566 801**	**713 573**	**84.0%**	
including:						
Profit attributable to minority interest	53 463	26 301	55 369	10 299	-3.4%	
Profit attributable to parent company shareholders	**4 670 483**	**313 947**	**2 511 432**	**703 274**	**86.0%**	

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	31 Dec. 2005 (unaudited data)	31 Dec. 2004 (unaudited data)	% change
ASSETS			
Fixed (long-term) assets			
Property, plant and equipment (tangible fixed assets)	18 588 397	11 460 847	62.2%
Goodwill	17 630	20 501	-14.0%
Intangible assets	761 529	344 431	121.1%
Financial assets	147 230	78 023	88.7%
Shares and equity interests in entities evaluated with equity method	1 425 784	921 085	54.8%
Deferred tax assets	77 431	19 673	293.6%
Other fixed assets	13 180	17 916	-26.4%
Perpetual usufruct rights	74 980	67 982	10.3%
Property investments	11 557	9 122	26.7%
Total fixed assets	**21 117 718**	**12 939 580**	**63.2%**
Current assets			
Stocks	6 124 625	3 200 982	91.3%
Trade debtors and other receivables	4 759 987	2 580 746	84.4%
Income tax receivable	66 635	23 309	185.9%
Short-term securities	208 571	1 124 155	-81.4%
Prepayments	176 399	108 716	62.3%
Cash and cash equivalents	1 125 627	729 498	54.3%
Other financial assets	8 266	154 217	-94.6%
Total current assets	**12 470 110**	**7 921 623**	**57.4%**
Assets classified as appropriated for sale	78 433	0	
Total assets	**33 666 261**	**20 861 203**	**61.4%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment	522 999	522 999	0.0%
Initial capital*	**1 057 635**	**1 057 635**	**0.0%**
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	10 148	59 195	-82.9%
Currency-translation differences on subsidiary entities	-156 232	-9 444	1554.3%
Retained profits, including:	14 656 708	10 889 661	34.6%
profit of parent company	4 670 483	2 511 432	86.0%
undistributed result from previous years due to changes of accountancy rules	0	1 850 438	-100.0%
Shareholders' equity attributable to shareholders of parent company	**16 795 512**	**13 224 300**	**27.0%**
Minority interests	2 672 000	439 706	507.7%
Total shareholders' equity	**19 467 512**	**13 664 006**	**42.5%**
Long-term liabilities			
Loans and borrowings	3 282 887	2 083 536	57.6%
Provisions	946 288	642 292	47.3%
Deferred income tax provisions	1 154 953	456 554	153.0%

Other long-term liabilities	106 272	53 371	99.1%
Total long-term liabilities	**5 490 400**	**3 235 753**	**69.7%**
Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	6 711 496	3 388 290	98.1%
Provisions	753 935	283 442	166.0%
Corporate income tax payable	65 728	1 680	3812.4%
Loans and borrowings	1 111 754	247 627	349.0%
Deferred income	64 011	19 106	235.0%
Other financial liabilities	1 425	21 299	-93.3%
Total short-term liabilities	**8 708 349**	**3 961 444**	**119.8%**
Total shareholders' equity and liabilities	**33 666 261**	**20 861 203**	**61.4%**

*) share capital was revaluated according to MSR 29

ATTACHMENT III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 12 and 3 months
ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 month ended 31 Dec. 2004 (unaudited data)
Operating cash flow			
Net profit	**4 723 946**	**340 248**	**2 566 8**
Total adjustments:			
Share in financial profit of entities evaluated with equity method	-201 213	-39 108	-193 0
Depreciation and amortisation	1 736 673	617 163	1 319 41
Net dividends and interest	106 514	41 435	75 1
Corporate income tax on profit before tax	733 879	104 711	606 6
Profit (loss) on investment activities	-88 114	-45 597	99 4
Decrease / (increase) in receivables	-70 388	203 348	-135 2
Decrease / (increase) in stocks	-1 816 650	-445 359	-244 4
Decrease / increase in liabilities and accrued expenses	1 004 020	202 185	201 5
Decrease / increase in provisions	643 658	218 954	309 1
Other	-2 341 788	-90 481	-368 9
Corporate income tax paid	-796 184	-228 991	-644 3
Net operating cash flow	**3 634 353**	**878 508**	**3 592 0**
Investment cash flow			
Acquisition of property, plant and equipment and intangible assets	-2 040 360	-544 019	-1 778 8
Gain on disposal of property, plant and equipment	167 343	120 654	62 7
Gain on disposal of shares	83 001	6 183	45 7
Acquisition of shares and interests	-1 606 563	-265 153	-48 2
Acquisition of short-term securities	-159 250	-34 136	-1 232 7
Gain on disposal of short-term securities	1 172 897	17 864	129 6
Dividends and interest received	146 172	8 060	105 0
Loans (granted)/repaid	7 300	4 365	6 6
Other adjustments	-59 787	108 027	54 5
Net investment cash flow	**-2 289 247**	**-578 155**	**-2 655 3**

PKN ORLEN SA
SEC File
82-5036

Financing cash flow					
Gain on long- and short-term loans and borrowings	2 628 586	971 030	1 240 178	265 642	1 388 408
Repayment of long- and short-term loans and borrowings	-2 463 267	-879 514	-1 648 772	-200 969	-814 495
Interest paid	-165 513	-65 773	-105 597	-26 301	-59 916
Dividends paid	-911 020	-453 371	-278 011	0	-633 009
Other adjustments	-38 788	-14 566	-45 475	-39 655	6 687
Net financing cash inflow/(outflow)	**-950 002**	**-442 194**	**-837 677**	**-1 283**	**-112 325**
Change in net cash	**395 104**	**-141 841**	**99 024**	**-343 349**	**296 080**
Foreign exchange gains/losses	1 025	855	2 310	4 070	-1 285
Cash at beginning of period	**729 498**	**1 266 613**	**628 164**	**1 068 777**	**101 334**
Cash at end of period, including:	**1 125 627**	**1 125 627**	**729 498**	**729 498**	**396 129**
Restricted cash	100 331	100 331	269 728	269 728	-169 397

PKN ORLEN SA
SEC File
82-5036

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA
BY BUSINESS SEGMENT
for the periods of 12 and 3 months
ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
ENUE ON SALES TO ЗD PARTIES[1]						
ing (production + wholesale)	21 421 334	6 464 283	14 337 841	4 126 865	49.4%	56.6%
ing (retail)	13 708 991	3 749 243	11 547 818	2 925 106	18.7%	28.2%
chemicals	6 686 254	2 361 460	4 082 509	1 115 094	63.8%	111.8%
activities	883 896	365 484	699 375	209 700	26.4%	74.3%
ιL	**42 700 475**	**12 940 470**	**30 667 543**	**8 376 765**	**39.2%**	**54.5%**
ιNCIAL RESULT[2]						
ing (production + wholesale)	3 538 230	351 653	2 251 338	498 967	57.2%	-29.5%
ing (retail)	265 871	-15 079	-5 832	-54 125	-4658.8%	-72.1%
chemicals	1 972 145	246 485	880 662	278 179	123.9%	-11.4%
activities	186 033	-107 902	-32 372	-65 295	-674.7%	65.3%
ısions	-263 571	-633	335	210	-	-
of non-attributed items	-638 777	-74 115	-404 866	-96 561	-	-
ιL	**5 059 931**	**400 410**	**2 689 265**	**561 375**	**88.2%**	**-28.7%**
ENDITURE ON FIXED ЕTS						
ing (production + wholesale)	522 507	149 487	391 784	98 559	33.4%	51.7%
ing (retail)	461 614	220 735	319 406	122 050	44.5%	80.9%
chemicals	904 678	192 187	722 074	239 822	25.3%	-19.9%
activities	158 726	67 479	70 150	21 420	126.3%	215.0%
of non-attributed items	42 444	12 070	34 455	10 390	23.2%	16.2%
ιL	**2 089 969**	**641 958**	**1 537 869**	**492 241**	**35.9%**	**30.4%**
RECIATION AND ›RTISATION						
ing (production + wholesale)	576 598	154 268	617 386	164 408	-6.6%	-6.2%
ing (retail)	255 229	47 105	240 462	68 680	6.1%	-31.4%
chemicals	654 819	322 095	212 559	59 395	208.1%	442.3%
activities	216 636	84 174	214 321	63 376	1.1%	32.8%
of non-attributed items	33 391	9 521	34 687	7 546	-3.7%	26.2%
ιL	**1 736 673**	**617 163**	**1 319 415**	**363 405**	**31.6%**	**69.8%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKS ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 12 and 3 months
ended 31 December 2005 and 31 December 2004
(in tons)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% chang 3 month
CRUDE OIL THROUGHPUT ('000 tons)	**15 383**	**4 519**	**12 654**	**3 327**	**21.6%**	**35.8**
REFINERY OUTPUT*						
Petrols	3 348 454	857 788	2 755 979	700 104	21.5%	22.5
Diesel oil	4 419 945	1 234 068	3 389 654	838 317	30.4%	47.2
Fuel oil III	640 290	154 992	624 147	162 144	2.6%	-4.4
Ekoterm	1 600 329	464 063	1 706 830	538 292	-6.2%	-13.8
Jet A-1	404 847	91 670	334 199	87 190	21.1%	5.1
LPG	258 589	68 136	200 710	54 430	28.8%	25.2
Other refining products	1 855 620	517 039	1 418 910	355 732	30.8%	45.3
TOTAL	**12 528 075**	**3 387 757**	**10 430 429**	**2 736 209**	**20.1%**	**23.8**
SALES OF REFINING PRODUCTS						
Petrols	4 261 623	1 139 274	3 762 039	949 657	13.3%	20.0
Diesel oils	5 181 788	1 454 919	4 069 351	1 080 825	27.3%	34.6
Fuel oil III	516 158	141 037	487 740	162 701	5.8%	-13.3
Ekoterm	1 851 944	527 469	1 957 627	614 811	-5.4%	-14.2
Jet A-1	464 971	111 222	372 566	108 498	24.8%	2.5
LPG	355 009	88 052	300 048	72 922	18.3%	20.7
Other refining products	1 902 291	448 263	1 538 761	382 394	23.6%	17.2
TOTAL	**14 533 784**	**3 910 236**	**12 488 132**	**3 371 808**	**16.4%**	**16.0**
PETROCHEMICALS OUTPUT*						
Polyethylene	219 051	78 343	71 829	18 139	205.0%	331.9
Polypropylene	176 381	61 822	69 714	19 844	153.0%	211.5
Ethylene	282 024	106 044	82 060	21 533	243.7%	392.5
Glycol	88 611	30 076	104 981	27 193	-15.6%	10.6
Propylene	251 881	88 405	146 048	38 436	72.5%	130.0
Ammonium nitrate	558 804	134 190	492 079	120 540	13.6%	11.3
CANWIL	367 131	103 494	338 288	103 009	8.5%	0.5
Polyvinyl chloride (PVC)	238 036	75 590	221 178	54 123	7.6%	39.7
Other petrochemical products	1 439 187	504 093	673 226	180 176	113.8%	179.8
TOTAL	**3 621 106**	**1 182 057**	**2 199 403**	**582 993**	**64.6%**	**102.8**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	228 574	60 471	90 661	19 302	152.1%	213.3
Polypropylene	183 443	56 011	86 227	22 038	112.7%	154.2
Ethylene	128 224	55 995	80 309	20 589	59.7%	172.0
Glycol	88 795	27 212	104 057	25 727	-14.7%	5.8

Propylene	163 631	55 418	144 946	38 905	12.9%	42.4'
Ammonium nitrate	527 769	118 014	495 313	127 136	6.6%	-7.2'
CANWIL	356 550	88 592	332 265	96 804	7.3%	-8.5'
Polyvinyl chloride	248 393	65 737	208 056	41 391	19.4%	58.8'
Other petrochemical products	872 910	220 052	649 481	171 816	34.4%	28.1'
TOTAL	**2 798 289**	**747 502**	**2 191 315**	**563 708**	**27.7%**	**32.6'**

*) The amount of production outputs in Unipetrol a.s. from June to September 2005 was adjusted.

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months ended 31 December 2005 and 31 December 2004 (in tons)

ight products in LEN S.A. Group y volume)	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
of key light including:	**8 639 732**	**2 422 198**	**7 117 162**	**1 974 341**	**21.4%**	**22.7%**
	2 330 948	649 721	1 819 070	453 938	28.1%	43.1%
1	3 787 578	1 078 117	2 795 398	757 596	35.5%	42.3%
	464 971	111 222	372 566	108 498	24.8%	2.5%
	1 851 782	527 456	1 957 193	614 722	-5.4%	-14.2%
	204 453	55 682	172 935	39 587	18.2%	40.7%
s of engine fuels,	**3 475 603**	**898 738**	**3 344 469**	**852 372**	**3.9%**	**5.4%**
	1 930 675	489 553	1 942 969	495 719	-0.6%	-1.2%
l	1 394 210	376 802	1 273 953	323 229	9.4%	16.6%
	162	13	434	89	-62.7%	-85.4%
	150 556	32 370	127 113	33 335	18.4%	-2.9%
of fuels,	**12 115 335**	**3 320 936**	**10 461 631**	**2 826 713**	**15.8%**	**17.5%**
els	10 263 391	2 793 467	8 504 004	2 211 902	20.7%	26.3%

APPENDIX VII

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for Q4 2005 and twelve months to end-December 2005. Estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories (excluding LIFO effect in Unipetrol a.s.) for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) are as follows (PLN '000s):

	Q4 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q4 2005 assuming LIFO valuation of inventories	After Q4 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q4 2005 assuming LIFO valuation of inventories	Q4 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q4 2004 assuming LIFO valuation of inventories	After Q4 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q 2004 assumin LIFO valuatio inventor
Unconsolidated gross profit	525 682	585 043	3 176 490	2 102 043	654 694	856 109	2 680 817	2 445
Unconsolidated net profit	419 098	467 181	2 543 908	1 673 606	522 253	685 399	2 154 026	1 963
Consolidated gross profit	444 959	490 546	5 457 825	4 376 732	853 224	1 037 369	3 173 438	2 916
Consolidated net profit	340 248	377 173	4 723 946	3 848 261	713 573	862 730	2 566 801	2 358

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In spite of the drop of crude oil prices in Q4 2005, the crude oil price increase during 2005 was significantly higher than in 2004. Therefore the (negative) correction due to the LIFO valuation in the year 2005 is clearly higher.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Law 2005, No. 184, item 1539)

END

Close

Financial Results of PKN ORLEN Group for Q4 2005 according to MSSF

Primary financial data

PKN ORLEN Group	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
Results according to MSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN'000	USD'000	PLN'000	USD'000
Sales revenue	42 804 215	13 232 824	12 968 831	3 941 774	30 728 894	8 422 567	8 399 241	2 570 147	39.3%	57.1%	54.4%	53.4%
EBITDA [2]	6 796 604	2 101 154	1 017 573	309 283	4 008 680	1 098 750	924 780	282 980	69.5%	91.2%	10.0%	9.3%
Operating profit/(loss)	5 059 931	1 564 266	400 410	121 701	2 689 265	737 108	561 375	171 779	88.2%	112.2%	-28.7%	-29.2%
Financial expenses	-442 396	-136 766	-134 108	-40 761	-326 619	-89 524	-197 528	-60 443	35.4%	52.8%	-32.1%	-32.6%
Net profit (loss)	4 723 946	1 460 397	340 248	103 416	2 566 801	703 542	713 573	218 352	84.0%	107.6%	-52.3%	-52.6%
Net profit (loss) according to LIFO method [3]	3 848 261	1 189 681	377 173	114 639	2 358 770	646 522	862 730	263 993	63.1%	84.0%	-56.3%	-56.6%
Operating cash flow	3 634 353	1 123 552	878 508	268 935	3 592 088	984 565	786 467	242 522	1.2%	14.1%	11.7%	11.0%

(1) *The following average exchange rates were used for conversion of the financial data denominated in USD: 12 months 2005 – PLN 3.2347, 12 months 2004 – PLN 3.6484, 3 months 2005 – PLN 3.2901, 3 months 2004 – PLN 3.2680.*

(2) *EBITDA = OPERATING PROFIT + AMORTISATION/DEPRECIATION*

(3) *Excluding the LIFO effect at Unipetrol a.s.*

- **Refining (Production + Wholesale)** – In Q4 2005, the segment's financial result dropped by PLN 147 m year on year, chiefly as a result of the increase of oil prices in internal consumptions, as well as the decrease of the URAL/Brent commodity oil differential level. The profit of Unipetrol a.s. attributable to this segment was PLN 34 m.
- **Refining (Retail)** – the loss of PLN 15 m recorded in Q4 2005 was PLN 39 m lower than the result for Q4 2004. In PKN ORLEN S.A. itself, the result was PLN 92 m higher due to the increase of margins for petrols. In Q4 2005, a provision for economic risk was established in the amount of PLN 137m in ORLEN Deutschland.
- **Petrochemicals** – Q4 2005 saw the segment's financial result decreasing relative to the analogous quarter of 2004 (down by PLN 31m) as a result of factors such as the repair shutdowns at BOP. Anwil S.A.'s profit attributable to the segment totalled PLN 60m.
- **Other Activities** – In Q4 2005, the segment's financial result decreased by PLN 43m towards Q4 2004.
- **Inland Premium** – In Q4 2005 the inland premium reached PLN 177m, which means a PLN 30m increase relative to Q4 2004.
- **Operating Profit (EBIT)** – the segment's profit decreased in Q4 2005 in relation to the analogous period of 2004 (by PLN 161m) as a result of higher costs of products sold.
- **Net Profit** – the Q4 2005 net profit stood at PLN 340m, which means a PLN 373m decrease towards the result for Q4 2004.
- **Net Operating Cash Flow** – A PLN 92m increase in cash generated in Q4 2005, year on year.
- **CAPEX (expenditure on property, plant and equipment and intangible assets)** – a PLN 150m increase in CAPEX in Q4 2005 over Q4 2004, caused mainly by the higher expenditure in the Refinery segment.
- **Operating Expenses Reduction Programme**– In Q4 2005, the implementation of the Programme led to PLN 228m cost savings, against PLN 149m in Q4 2004 (relative to the reference value, i.e. the costs incurred in 2002).

Igor Chalupec, President of the Management Board, General Manager: *„The year 2005 was a period of significant internal changes within PKN ORLEN S.A. and the first year of implementation of the strategy outlined by the new Management Board of the company at the end of 2004 and at the beginning of 2005. The foundation for the implementation of the strategy of PKN ORLEN was the change of its corporate culture, the elimination of its political character and the modernisation of the method of management of the company. These changes opened the way for actions aimed at improving the effectiveness of action and giving them top priority in the first period of implementation of the strategy for years 2005-2009.*

The reduction of costs and the optimization of investment outlays are key elements of our strategy. In accordance with declarations, at the end of 2005 we not only achieved the target planned for the Comprehensive Cost Reduction Program – PLN 800m of repeated savings, but also exceeded it by more than PLN 80m. This is a tremendous success of all people involved in this project. From 1 January 2006 we also started to implement the OPTIMA program, which is aimed at utilising the new savings potential identified in the field of operating expenses and investment outlays by another amount of at least PLN 600m in each of these two areas by 2009. Another stage of implementation of the steady growth and building of value of the Corporation is the introduction of an organisation based on segment management rules from 1 January 2006. It will cover the entire PKN ORLEN after integration and key companies of the Capital Group. Segment management will ensure co-ordination of activities within all business segments and support functions. It will also create good conditions for the improvement of effectiveness of operation and investments and the utilization of the benefit of scale and synergy between companies. In 2005, one of the primary aims of the policy within the scope of the Capital Group was to establish clear criteria according to which decisions are made to retain companies within the Capital Group or sell them. In addition, a unified, cohesive and transparent system of remuneration and motivation of Members of Management Boards of companies and their executive staff was introduced in key companies on the basis of the MBO system.

The year 2005 saw the commencement of transformation of regional structures. In business aspects, this process is inevitable and necessary in order to reinforce the market position of the Corporation, but at the same time it is difficult in social aspects, because it involves the reduction of employment. Communication with employees and the dialogue with social partners was the primary value of the restructuring process. As a result of introduced changes, employment and organizational structures became more effective. More than 500 persons took advantage of coverage programs, and the transformation process itself was successful. Now we are using the same standards in the process of restructuring of the administrative area. The currently functioning Restructuring Agreement from 2002 does not correspond to the current corporate reality. Thus, new provisions were suggested in order to secure the coverage of all employees with the Voluntary Retirement Program, on condition that social partners express their consent to further restructuring activities.

Following the restructuring of regions, we prepared and implemented the retail sales development plan. In the last few years, changes on the Polish fuel market led to a clear division of the market in terms of the customer's needs. Consequently, there was demand for two kinds of stations with high and lower economic standard. After the introduction of premium segment fuels (Verva fuels) we presented the Bliska brand in November – the name of the new network of economical fuel stations addressed to drivers who seek both proved quality and a good price. I am convinced that the last year was a breakthrough for this segment in PKN ORLEN, however, neither

new premium fuels nor the best brand will replace a top quality service. I believe that customers will recognize the effects of our work in this area in 2006.

Talking about the achievements of our Company in 2005, we cannot ignore the achievements of the Production Plant in Płock, which received the honourable title of the Refinery of the Year 2005 in Central and Eastern Europe, granted for the corporate strategy, corporate infrastructure, technological innovation and development plans. In October 2005, the Płock refinery processed 400 millionth ton of petroleum oil after 41 years of production. Now, after years of intense modernisation and large investments, ORLEN managed to achieve an over 80 per cent yield of white products and their top European quality as well as recognition and respect of customers.

The constant prosperity in the refinery & petrochemical industry during the year 2005, supported by the intense internal restructuring of the Corporation, made it possible to achieve good financial results. In 2005, sales revenues rose by 39.3% , whereas the net profit improved by 84.0% towards 2004. Due to the growing demand for oil derivative products, along with decreasing free capacities of processing and petroleum oil output, oil prices significantly increased and refinery margins were kept on a satisfactory level. In 2005, the average price of Brent oil in quotations was USD 54.56/bbl and was higher than the price in 2004 by USD 16.27/bbl, i.e. by 42.5%. The operating activity of the Corporation is largely influenced by the differential between Ural and Brent oil, which was still kept on a relatively high level of USD 4.15/bbl, similar to the value from 2004 (USD 4.12/bbl). This is advantageous for refineries that process oil with worse quality. The prosperity in the refinery industry was accompanied by a downward trend on the petrochemical market, which was reflected by a drop of margins for a majority of segment products.

Observing the dynamic situation in our region, we are aware of the fact that in the next years the competitive advantage will be determined by active development operations in the field of mergers and acquisitions. Therefore, the Management Board attaches high importance to the 2nd and 3rd pillar of the effective strategy of building of PKN ORLEN S.A.'s own value, in particular to capital acquisitions both on home markets in Poland, Czech Republic and Germany and on new markets. In addition, steps were taken for the purpose of gradual development of the new area of output activity for PKN ORLEN. The year 2006 will be a period of building competence in this field, but also a period of active search of attractive projects".

Financial Data by Area of Activity (Segment)

Market Overview

In the 4th quarter of 2005, the average price of Brent oil was USD 56.91/bbl, having gone up by USD 13.03/bbl (29.7%) year on year. This rise in oil prices went hand in hand with the decrease of the URAL/Brent differential by 40.8%, i.e. from USD 6.13/bbl in Q4 2004 to USD 3.63 USD/bbl in Q4 2005. In Q4 2005, the average commodity price of petrol was USD 544.27/t, which is a USD 119.39/t, or 28.1%, increase over Q4 2004. In the same period, a significant rise was recorded in the commodity prices of diesel oil and Ekoterm - by USD 73.64/t and USD 103.09/t, respectively (or by 14.9% and 23.3%). In Q4 2005, the commodity crack margins increased substantially for petrols, light fuel oil and JET A-1 fuel, by 24.1%, 5.4% and 13.9%, respectively, as compared to Q4 2004. The decrease in margins was reported for diesel oil (by 14.6%) and main petrochemical products (except propylene); whose value for ethylene and propylene dropped by 5.8% and 63.3%, respectively as compared to Q4 2004. In the case of propylene, the commodity margin rose by 10.6% in Q4 2005. The Euro exchange rate decreased against the Polish currency by 7.8% (falling from PLN 4.24 /EUR in Q4 2004 to PLN 3.91/EUR in Q4 2005) and the U.S. dollar exchange rate slightly increased by 0.6% (rising from PLN 3.27/USD in Q4 2004 to PLN 3.29/USD in Q4 2005).

According to the estimated data, the domestic consumption of fuels (petrols, diesel oil) rose by approximately 124,000 tons (by 4.4%) in Q4 2005 year on year. The increase was reported mainly for diesel oil (by approx. 198,000 t), and the petrol consumption decreased by 73,000 t. In 2005, the estimated total growth of consumption of fuels (petrols, diesel oil) reached approx. 140,000 t in Poland.

Based on the GUS (Central Statistics Office) data, in Q4 2005 consumer prices rose by 0.4% (as compared to Q3 2005), while in Q4 2004 they rose by 0.9%. Consumer prices in Q4 2005 were 1.1% higher than in the analogous quarter of 2004. The unemployment rate at the end of Q4 2005 was 17.6%, whereas at the end of the analogous quarter of 2004 it was 19.1%.

Based on market data provided by Samar, 235,500 new cars were sold in Poland in 2005. This result is similar to that reported in 1991 and means a 26.0% drop as compared to sales in the last year. The low level of sales results from the unstable situation on the labour market and the lack of financial stability, which is additionally accompanied by a huge offer of imported secondhand cars. In 2005 the number of secondhand cars imported to Poland was 870,800, as compared to 828,000 pcs in 2004.

Refining (Production + Wholesale)

Refining (Production + Wholesale)	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
Results according to MSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]
Revenue, including:	**32 811 272**	**10 143 529**	**10 387 367**	**3 157 158**	**21 197 391**	**5 810 051**	**5 933 073**	**1 815 506**	**54.8%**	**74.6%**	**75.1%**	**73.9%**
Third-party sales	21 421 334	6 622 356	6 464 283	1 964 768	14 337 841	3 929 898	4 126 865	1 262 811	49.4%	68.5%	56.6%	55.6%
Intra-company sales*	11 389 938	3 521 173	3 923 084	1 192 391	6 859 550	1 880 153	1 806 208	552 696	66.0%	87.3%	117.2%	115.7%
Segment's costs	**-29 795 035**	**-9 211 066**	**-9 967 264**	**-3 029 471**	**-18 695 362**	**-5 124 263**	**-5 337 592**	**-1 633 290**	**59.4%**	**79.8%**	**86.7%**	**85.5%**
Other operating income	144 945	44 055	59 172	17 985	94 323	28 669	65 761	20 123	53.7%	53.7%	-10.0%	-10.6%
Other operating expenses	-286 739	-87 152	-128 871	-39 169	-345 014	-104 864	-162 275	-49 656	-16.9%	-16.9%	-20.6%	-21.1%
Excess of fair value of acquired assets over the acquisition price	663 787	201 753	1 249									
Segment's result**	**3 538 230**	**1 091 118**	**351 653**	**106 503**	**2 251 338**	**609 592**	**498 967**	**152 683**	**57.2%**	**79.0%**	**-29.5%**	**-30.2%**
Sales to third parties (thousand tons)	11 061		3 021		9 143		2 519		21.0%		19.9%	

**)The revenue includes the following transfers to retail: 12 months 2005 – PLN 3,663,840 thousand, 12 months 2004 – PLN 2,574,828 thousand, 3 months 2005 – PLN 973,396 thousand, 3 months 2004 – PLN 588,072 thousand.*

***) The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The Q4 2005 result for the refining segment totalled PLN 351,653 thousand, as compared to PLN 498,967 thousand in Q4 2004. The segment's revenues expanded by 75.1%, while its costs and expenses grew by 86.7%. The growth of the segment's revenues is a result of favourable changes with respect to commodity prices for fuels and the resulting increase of fuel margins. On the other hand, the increase in costs was caused by such factors as the rising price of oil. The commodity Brent prices in Q4 2005 went up by 29.7% year on year. The results of the segments were also affected negatively by the drop of the quoted URAL/Brent oil differential level by 40.8% (i.e. by USD 2.5/bbl).

In Q4 2005, the implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 78,221 thousand in savings for the segment, i.e. PLN 14,337 thousand more than in the analogous period of 2004.

Unipetrol's profit attributable to this segment totalled PLN 34 million. At the same time, Rafineria Trzebinia S.A. and Rafineria Nafty Jedlicze recorded a loss for this segment in Q4 2005, which amounts to PLN 32 million and PLN 9 million, respectively.

It must be stressed that, when comparing the 4th quarters of 2005 and 2004, the rise in the volume of third-party sales by 19.9% was accompanied by a 56.6% growth of value. In Q4 2005, the volume of petrol and diesel oil sold to third parties grew by 43.1% and 42.3%, respectively, in comparison with Q4 2004. In the same period, growth was also reported for liquid gas, the sales of which rose by 40.7% (16,000 tons) in Q4 2005 in comparison with Q4 2004. The downward trend was reported for the volume of Ekoterm sales (14.2% decrease). In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 50,928 thousand.

After 4 quarters of 2005, the profit achieved by this segment was PLN 3,538,230 thousand and was 57.2% higher than the profit for the analogous period of 2004. This increase was influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 663,787 thousand (without this effect, the segment's result increased by 27.7%).

Refinery (Retail)

Refinery (Retail)	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
Results according to MSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]
Revenue, including:	**13 753 435**	**4 251 843**	**3 761 656**	**1 143 326**	**11 583 773**	**3 175 028**	**2 936 915**	**898 689**	18.7%	33.9%	28.1%	27.2%
Third-party sales	13 708 991	4 238 103	3 749 243	1 139 553	11 547 818	3 165 173	2 925 106	895 075	18.7%	33.9%	28.2%	27.3%
Intra-company sales*	44 444	13 740	12 413	3 773	35 955	9 855	11 809	3 614	23.6%	39.4%	5.1%	4.4%
Segment's costs	**-13 525 207**	**-4 181 286**	**-3 663 063**	**-1 113 359**	**-11 505 478**	**-3 153 568**	**-2 932 932**	**-897 470**	17.6%	32.6%	24.9%	24.1%
Other operating income	163 443	49 677	83 641	25 422	114 108	34 682	50 444	15 436	43.2%	43.2%	65.8%	64.7%
Other operating expenses	-287 182	-87 287	-197 313	-59 972	-198 235	-60 252	-108 552	-33 217	44.9%	44.9%	81.8%	80.5%
Excess of fair value of acquired assets over the acquisition price	161 382	49 051										
Segment's result**	**265 871**	**81 997**	**-15 079**	**-4 583**	**-5 832**	**-4 110**	**-54 125**	**-16 562**	-4658.8%	-2095.1%	-72.1%	-72.3%
Sales to third parties (thousand tons)	3 487		901		3 346		852		4.2%		5.8%	

*) *The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

In Q4 2005, the segment's revenue increased by PLN 824,741 thousand (28.1%) over Q4 2004, while costs increased by PLN 730,131 thousand (24.9%). The growth of revenue of the segment was also accompanied by a rise in volume sales by 5.8% within the Group, mainly due to the remarkable increase of diesel oil sales by 16.6%. A slight sales decrease was reported for petrols and liquid gas, by 1.2% and 2.9%, respectively. It results mainly from the existing trend of decrease in petrol consumption and adverse weather conditions in December. Favourable trends were reported with regard to revenue from the sale of services, the value of which went up by PLN 17,339 thousand. PKN's German operations attributable to this segment brought a loss of PLN 161,636 thousand in Q4 2005 (as compared to PLN 95,583 thousand in Q4 2004). It is the result of the establishment of a provision for economic risk in ORLEN Deutschland in the amount of PLN 137 million, and the profit of PLN 12,603 thousand was contributed to this segment by Unipetrol a.s. In PKN ORLEN S.A., the result of this segment for Q4 2005 was PLN 142,299 thousand (in Q4 2004 it reached PLN 50,174 thousand). The improvement of the result in PKN ORLEN S.A. is a consequence of the increase of unit margins for fuels and non-fuel goods and the increase of volume sales of diesel oil and liquid gas. The total retail margin for fuels and non-fuel goods in Q4 2005 rose by 19.1% as compared to the analogous period of 2004.

As a result of the influence of the above factors, the segment's loss totalled PLN 15,079 thousand in Q4 2005, whereas in Q4 2004 it reached PLN 54,125 thousand.

The implementation of the Comprehensive Operating Expenses Reduction Programme yielded PLN 54,162 thousand in savings for the segment in Q4 2005 (Q4 2004: PLN 42,051 thousand).

In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 98,685 thousand.

After 4 quarters of 2005, the result of this segment was PLN 265,871 thousand, whereas after 4 quarters of 2004 the loss reached PLN 5,832 thousand. This increase was also influenced by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 161,382 thousand.

Petrochemicals

Petrochemicals	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
Results according to MSSF	PLN '000	USD'000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD'000 [1]	PLN '000	USD '000 [1]	PLN '000	USD '000 [1]
Revenue, including	**9 085 300**	**2 808 699**	**3 224 936**	**980 194**	**5 623 990**	**1 541 495**	**1 544 329**	**472 561**	**61.5%**	**82.2%**	**108.8%**	**107.4%**
Third-party sales	6 686 254	2 067 040	2 361 460	717 747	4 082 509	1 118 986	1 115 094	341 216	63.8%	84.7%	111.8%	110.3%
Intra-company sales	2 295 306	709 589	835 115	253 827	1 480 130	405 693	406 759	124 467	55.1%	74.9%	105.3%	103.9%
Settlement value of hedging transactions	103 740	32 071	28 361	8 620	61 351	16 816	22 476	6 878	69.1%	90.7%	26.2%	25.3%
Segment's costs	**-8 236 469**	**-2 546 285**	**-3 031 074**	**-921 271**	**-4 699 482**	**-1 288 094**	**-1 225 809**	**-375 095**	**75.3%**	**97.7%**	**147.3%**	**145.6%**
Other operating income	170 894	51 942	109 426	33 259	32 480	9 872	11 086	3 392	426.2%	426.2%	887.1%	880.5%
Other operating expenses	-124 222	-37 756	-56 803	-17 265	-76 326	-23 199	-51 427	-15 737	62.8%	62.7%	10.5%	9.7%
Excess of fair value of acquired assets over the acquisition price	1 076 642	327 237										
Segment's result*	**1 972 145**	**603 837**	**246 485**	**74 917**	**880 662**	**240 074**	**278 179**	**85 122**	**123.9%**	**151.5%**	**-11.4%**	**-12.0%**
Sales to third parties (thousand tons)	2 800		748		2 191		564		27.8%		32.6%	

**) The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.*

The segment's result for Q4 2005 was PLN 246,485 thousand, while in the corresponding quarter of 2004 it totalled PLN 278,179 thousand. The revenue on petrochemicals rose by PLN 1,680,607 thousand (108.8%), and the volume of sales to external customers increased by 32.6%. Q4 2005 saw an increase in the volume of sales of the segment's main products, including ethylene – by 172.0% (199.0% increase in value), polyethylene – by 213.3% (166.4% increase in value), polypropylene – by 154.2% (145.2% increase in value) and benzene – by 78.9% (20.9% increase in value), mainly due to the consolidation of Unipetrol a.s. The deterioration of the result of this segment was influenced by the loss of Basell Orlen Polyolefins Sp. z o.o. in the amount of PLN 23,201 thousand, which results mainly from emergency shut-downs of the installation in Q4 2005. Slightly lower results were recorded by Anwil S.A. (decrease of the result by PLN 2,689 thousand in Q4 2005), which is caused by a decrease in the amount of sales volume of ammonium nitrate, Canwil and PVC granulate by 7.2%, 8.5% and 9.9% respectively, and lower prices of execution of products, especially PVC and caustic soda. PKN ORLEN S.A. itself recorded a decrease of the result attributable to this segment by PLN 53,965 thousand. The above relations were caused by a declining trend of commodity margins on a majority of petrochemical products and the decrease of sales of acetone, ethylene oxide and orthoxylene. The decrease of acetone sales is a result of smaller demand for this product and resignation of two leading customer from the part of receipts.

The implementation of the Comprehensive Operating Expenses Reduction Programme yielded PLN 7,590 thousand in savings for this segment in Q4 2005 (Q4 2004: PLN 5,424 thousand).

In comparison with Q4 2004, Q4 2005 saw the decrease of outlays for fixed and intangible assets by PLN 47,635 thousand.

After 4 quarters of 2005, the result achieved by this segment was PLN 1,972,145 thousand and exceeded the result for the analogous period of 2004 by PLN 1,091,483 thousand. This improvement of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 1,076,642 thousand.

Other Activities

Other Activities	12 months ended 31 Dec. 2005 (unaudited data)		3 months ended 31 Dec. 2005 (unaudited data)		12 months ended 31 Dec. 2004 (unaudited data)		3 months ended 31 Dec. 2004 (unaudited data)		% change 12 months		% change 3 months	
Results according to MSSF	**PLN '000**	**USD'000 [1]**	**PLN '000**	**USD'000 [1]**	**PLN '000**	**USD '000 [1]**	**PLN '000**	**USD'000 [1]**	**PLN '000**	**USD '000 [1]**	**PLN '000**	**USD '000 [1]**
Revenue, including	**1 688 857**	**522 106**	**524 004**	**159 267**	**1 482 723**	**406 404**	**420 066**	**128 539**	**13.9%**	**28.5%**	**24.7%**	**23.9%**
Third-party sales	883 896	273 254	365 484	111 086	699 375	191 694	209 700	64 168	26.4%	42.5%	74.3%	73.1%
Intra-company sales	804 961	248 852	158 520	48 181	783 348	214 710	210 366	64 371	2.8%	15.9%	-24.6%	-25.2%
Segment's costs	**-1 704 317**	**-526 886**	**-563 008**	**-171 122**	**-1 461 567**	**-400 605**	**-452 020**	**-138 317**	**16.6%**	**31.5%**	**24.6%**	**23.7%**
Other operating income	40 126	12 196	12 110	3 681	55 786	16 956	15 461	4 731	-28.1%	-28.1%	-21.7%	-22.2%
Other operating expenses	-113 175	-34 399	-81 008	-24 622	-109 314	-33 225	-48 802	-14 933	3.5%	3.5%	66.0%	64.9%
Excess of fair value of acquired assets over the acquisition price	274 542	83 445										
Segment's result*	**186 033**	**56 463**	**-107 902**	**-32 796**	**-32 372**	**-10 471**	**-65 295**	**-19 980**	**-674.7%**	**-639.2%**	**65.3%**	**64.1%**
Third-party sales (thousand tons)	208		63		265		105		-21.5%		-40.0%	

) The segment's operating result, net of the costs not attributed to any of the segments and applicable to the entire Group.

In addition to the companies involved in the production of energy and provision of services to PKN ORLEN S.A., the "Other Activities" segment includes a number of Group entities which were separated mainly within the restructuring process.

In Q4 2005, the segment achieved a loss of PLN 107,902 thousand. For comparison, the loss earned in Q4 2004 was PLN 65,295 thousand.

The implementation of the comprehensive Operating Expenses Reduction Programme yielded PLN 87,863 thousand in savings for the segment in Q4 2005 (Q4 2004: PLN 37,641 thousand).

In comparison with Q4 2004, Q4 2005 saw the increase of outlays for fixed and intangible assets by PLN 46,059 thousand.

After 4 quarters of 2005, the result achieved by this segment was PLN 186,033 thousand and exceeded the result for the analogous period of 2004 by PLN 218,405 thousand. The growth of the segment's result was influenced mainly by the excess of fair value of acquired net assets over the acquisition cost, disclosed in 2005 at PLN 274,542 thousand.

Financial Review

Profit and Loss Account

The gross profit on sales for Q4 2005 totalled PLN 1,598,329 thousand, rising by PLN 39,530 thousand (2.5%) in comparison with the result reported for Q4 2004. Total sales revenues rose by PLN 4,569,590 thousand (54.4%), with a simultaneous increase of costs by PLN 4,756,556 thousand (62.7%). In Q4 2005, there was a year-on-year increase in the Group's external sales in all segments: Refining (Production + Wholesale), which rose by PLN 2,337,418 thousand (56.6%), in Refining (Retail), where external sales was higher by PLN 824,137 thousand (28.2%), in Petrochemicals where external sales expanded by PLN 1,246,366 thousand (111.8%) and in Other Activities, which rose by PLN 155,784 thousand (74.3%). The rise in the value of external sales was accompanied by an increase in volume sales by 19.9%, 5.8%, and 32.6%, respectively, and by a 40.0% decrease in other activities. The amount of revenue derived from Refining (Production + Wholesale) is substantially affected by factors such as higher commodity prices of fuel.

In Q4 2005, costs of sale rose by PLN 107,656 thousand (20.8%) relative to Q4 2004, and totalled PLN 625,004 thousand. In the same period, general administrative expenses increased by PLN 118,840 thousand (51.9%) relative to Q4 2004, and reached the level of PLN 347,626 thousand, of which general administrative expenses in the capital group Unipetrol a.s. totalled PLN 79,063 thousand.

Other operating revenues increased by PLN 124,816 thousand, whereas other operating costs increased by PLN 92,970 thousand. The loss on other operating activities in the 4th quarter of 2005 amounted to PLN 216,006; for comparison, the loss in Q4 2004 reached PLN 225,289 thousand. The amount of loss in this segment was largely influenced by the establishment of a provision for economic risk in ORLEN Deutschland in the amount of PLN 137 million.

In Q4 2005, the value of EBITDA was PLN 1,017,573 thousand, which means an increase by PLN 92,793 thousand in comparison with Q4 2004. The operating profit (EBIT) for Q4 2005 was PLN 400,410 thousand and was lower than the figure for Q4 2004 by PLN 160,965 thousand.

Financial income in the 4th quarter of 2005 was PLN 139,549 thousand, having fallen by PLN 298,417 thousand in comparison with the Q4 2004 figure. The Group also reported a PLN 63,420 thousand decrease in financial expenses towards the Q4 2004 figure. Consequently, the profit of this segment totalled PLN 5,441 thousand in Q4 2005, while in the analogous period of 2004 the Group recorded a profit of PLN 240,438 thousand. The drop of results for this segment was caused mainly by the foreign exchange rate. In Q4 2004 a strong appreciation of PLN occurred, which resulted in a high level of positive exchange differences and, consequently, a considerable increase of financial income.

The share of entities evaluated with the equity method in the financial result amounted to PLN 39,108 thousand in Q4 2005, relative to PLN 51,411 thousand in Q4 2004.

The Q4 2005 income tax was PLN 104,711 thousand, which constitutes an decrease by PLN 34,940 thousand year on year.

The above factors produced a net profit of PLN 340,248 thousand for Q4 2005, which means a PLN 373,325 thousand decrease towards the profit for Q4 2004.

After 4 quarters of 2005, the net profit was PLN 4,723,946 thousand and exceeded the profit for the analogous period of 2004 by PLN 2,157,145 thousand, mainly due to the fact that other operating revenues for the year 2005 were expanded by the excess of fair value of acquired net assets over the acquisition price in the amount of PLN 2,006,276 thousand.

Balance Sheet

As at the end of the 4th quarter of 2005, the total assets amounted to PLN 33,666,261 thousand, which is a 61.4% increase from 31 December 2004. The value of fixed assets rose by PLN 8,178,138 thousand (63.2%) in relation to their value as at 31 December 2004, and amounted to PLN 21,117,718 thousand, mainly due to a growth of tangible fixed assets by PLN 7,127,550 thousand in relation to their value as at 31 December 2004 (including tangible fixed assets of Unipetrol – PLN 6,660,331 thousand). As at the end of Q4 2005, current assets grew from PLN 7,921,623 thousand (as at 31 December 2004) to PLN 12,470,110 thousand, mainly due to an increase in inventories, trade debtors and other receivables by PLN 2,923,643 thousand and PLN 2,179,241 thousand, respectively. The strong growth of receivables is a result of the consolidation of the Unipetrol a.s. Group and an increase in product prices. Concurrently, the value of short-term securities dropped by PLN 915,584 thousand (funds assigned for acquisition of Unipetrol). Compared to the end of 2004, the working capital (current assets less current liabilities) decreased from PLN 3,960,179 thousand to PLN 3,761,761 thousand.

At the end of Q4 2005, total shareholders' equity stood at PLN 19,467,512 thousand, which means an increase by PLN 5,803,506 thousand (42.5%) in relation to the end of 2004, mainly due to an increase in retained profits by PLN 3,767,047 thousand. Long-term liabilities amounted to PLN 5,490,400 thousand and rose by PLN 2,254,647 thousand in comparison with the end of 2004, mainly due to an increase in loans and borrowings (by PLN 1,199,351 thousand) and total provisions (by PLN 303,996 thousand). Short-term liabilities increased from PLN 3,961,444 thousand as at 31 December 2004 to PLN 8,708,349 thousand as at 31 December 2005. With regard to short-term liabilities, there has been a significant increase (by PLN 3,323,206 thousand) of trade creditors, other liabilities and accrued expense. The Group's total debt (loans, borrowings and securities) reached PLN 4,394,641 thousand as at 31 December 2005, which means an increase by PLN 2,063,478 thousand as compared with the end of 2004. The increase of all liabilities results from this year's disclosure of liabilities of the capital group Unipetrol a.s., and in the case of trade liabilities - also from an increase in petroleum oil prices.

Cash Flow

The Q4 2005 net operating cash flow stood at PLN 878,508 thousand, having risen by PLN 92,041 thousand relative to the analogous quarter of 2004. This increase is attributable mainly to favourable trends with respect to liabilities and accrued expense (increase by PLN 202,185 thousand in Q4 2005, against a PLN 437,366 thousand decrease in Q4 2004). The decrease of operating cash was also a result of the drop of net profit by PLN 373,325 thousand in Q4 2005. On the other hand, operating cash flow was affected negatively also by trends with regard to stock (in Q4 2005 the amount of stock rose by PLN 445,359 thousand, whereas in Q4 2004 it dropped by PLN 201,259 thousand). In Q4 2005, the net cash outflow for investments was PLN 578,155 thousand, which meant a PLN 550,378 thousand decrease towards the analogous period of 2004. This decrease results mainly from transactions in short-term securities. In Q4 2005, the purchase and sale balance of short-term securities totalled

PLN (-)16,272 thousand, whereas in the analogous quarter of 2004 it totalled PLN (-)688,124 thousand. At the same time, expenses for acquisition of shares and stocks increased by PLN 260,502 thousand.

In Q4 2005, the Group reported a negative balance of financing cash flow of PLN 442,194 thousand (in Q4 2004, the balance was negative at PLN 1,283 thousand). In Q4 2005, net receipts from loans and borrowings were PLN 91,516 thousand, while in Q4 2004 they reached PLN 64,673 thousand. The increase of negative balance of funds in this segment was affected mainly by the amount of dividends paid out in Q4 2005, which totalled PLN 453,371 thousand (in the analogous period of 2004 no dividends were paid out).

The amount of cash at the end of Q4 2005 was PLN 1,125,627 thousand, i.e. PLN 396,129 thousand more than at the end of Q4 2004.

After 4 quarters of 2005, net operating cash flow amounted to PLN 3,634,353 thousand (compared to PLN 3,592,088 thousand after 4 quarters of 2004), investment cash flow totalled (-) PLN 2,289,247 thousand (compared to PLN (-)2,655,387 thousand after 4 quarters of 2004), and financial cash flow was PLN (-)950,002 thousand (compared to PLN (-)837,677 thousand after 4 quarters of 2004).

APPENDIX I

PKN ORLEN S.A.
SUMMARY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the periods of 9 and 3 months ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
Sales of products	41 330 710	12 436 953	29 346 192	7 700 011	40.8%	61.5%
Excise tax and other charges	-10 908 032	-2 816 588	-10 103 861	-2 561 179	8.0%	10.0%
Net revenue on sales of products	**30 422 678**	**9 620 365**	**19 242 331**	**5 138 832**	**58.1%**	**87.2%**
Revenue on sales of goods and materials	12 381 537	3 348 466	11 486 563	3 260 409	7.8%	2.7%
Total sales revenues	**42 804 215**	**12 968 831**	**30 728 894**	**8 399 241**	**39.3%**	**54.4%**
Cost of manufacturing of products sold	-24 308 411	-8 301 723	-14 008 115	-3 928 311	73.5%	111.3%
Value of goods and materials sold	-11 560 684	-3 068 779	-10 594 203	-2 912 131	9.1%	5.4%
Gross profit on sales	**6 935 120**	**1 598 329**	**6 126 576**	**1 558 799**	**13.2%**	**2.5%**
Costs of sale	-2 233 010	-625 004	-2 164 061	-517 348	3.2%	20.8%
General administrative expenses	-1 029 000	-347 626	-855 341	-228 786	20.3%	51.9%
Other operating income	2 539 802	274 519	331 144	149 703	667.0%	83.4%
Other operating expenses	-1 182 376	-499 808	-768 219	-406 838	53.9%	22.9%
Profit (loss) on disposal of all or part of equity interests in subordinated entities	29 395	0	19 166	5 845	53.4%	-100%
Operating profit	**5 059 931**	**400 410**	**2 689 265**	**561 375**	**88.2%**	**-28.7%**
Financial income	639 077	139 549	617 698	437 966	3.5%	-68.1%
Financial expenses	-442 396	-134 108	-326 619	-197 528	35.4%	-32.1%
Net financial income and expenses	**196 681**	**5 441**	**291 079**	**240 438**	**-32.4%**	**-97.7%**
Share in financial result of entities evaluated with equity method	201 213	39 108	193 094	51 411	4.2%	-23.9%
Profit before tax	**5 457 825**	**444 959**	**3 173 438**	**853 224**	**72.0%**	**-47.8%**
Corporate income tax	-733 879	-104 711	-606 637	-139 651	21.0%	-25.0%
Net profit	**4 723 946**	**340 248**	**2 566 801**	**713 573**	**84.0%**	**-52.3%**
including:						
Profit attributable to minority interest	53 463	26 301	55 369	10 299	-3.4%	155.4%
Profit attributable to parent company shareholders	**4 670 483**	**313 947**	**2 511 432**	**703 274**	**86.0%**	**-55.4%**

APPENDIX II

PKN ORLEN S.A.
SUMMARY CONSOLIDATED BALANCE SHEETS
as at 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	31 Dec. 2005 (unaudited data)	31 Dec. 2004 (unaudited data)	% change
ASSETS			
Fixed (long-term) assets			
Property, plant and equipment (tangible fixed assets)	18 588 397	11 460 847	62.2%
Goodwill	17 630	20 501	-14.0%
Intangible assets	761 529	344 431	121.1%
Financial assets	147 230	78 023	88.7%
Shares and equity interests in entities evaluated with equity method	1 425 784	921 085	54.8%
Deferred tax assets	77 431	19 673	293.6%
Other fixed assets	13 180	17 916	-26.4%
Perpetual usufruct rights	74 980	67 982	10.3%
Property investments	11 557	9 122	26.7%
Total fixed assets	**21 117 718**	**12 939 580**	**63.2%**
Current assets			
Stocks	6 124 625	3 200 982	91.3%
Trade debtors and other receivables	4 759 987	2 580 746	84.4%
Income tax receivable	66 635	23 309	185.9%
Short-term securities	208 571	1 124 155	-81.4%
Prepayments	176 399	108 716	62.3%
Cash and cash equivalents	1 125 627	729 498	54.3%
Other financial assets	8 266	154 217	-94.6%
Total current assets	**12 470 110**	**7 921 623**	**57.4%**
Assets classified as appropriated for sale	78 433	0	
Total assets	**33 666 261**	**20 861 203**	**61.4%**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholder's equity			
Initial capital	534 636	534 636	0.0%
Initial capital revaluation adjustment	522 999	522 999	0.0%
Initial capital*	**1 057 635**	**1 057 635**	0.0%
Share premium	1 058 450	1 058 450	0.0%
Share premium revaluation adjustment	168 803	168 803	0.0%
Share premium spare capital	**1 227 253**	**1 227 253**	**0.0%**
Hedging accounting capital	10 148	59 195	-82.9%
Currency-translation differences on subsidiary entities	-156 232	-9 444	1554.3%
Retained profits, including:	14 656 708	10 889 661	34.6%
profit of parent company	4 670 483	2 511 432	86.0%
undistributed result from previous years due to changes of accountancy rules	0	1 850 438	-100.0%
Shareholders' equity attributable to shareholders of parent company	**16 795 512**	**13 224 300**	**27.0%**
Minority interests	2 672 000	439 706	507.7%
Total shareholders' equity	**19 467 512**	**13 664 006**	**42.5%**
Long-term liabilities			
Loans and borrowings	3 282 887	2 083 536	57.6%
Provisions	946 288	642 292	47.3%
Deferred income tax provisions	1 154 953	456 554	153.0%
Other long-term liabilities	106 272	53 371	99.1%
Total long-term liabilities	**5 490 400**	**3 235 753**	**69.7%**
Short-term liabilities			
Trade liabilities, other liabilities and accrued expenses	6 711 496	3 388 290	98.1%

Provisions	753 935	283 442	166.0%
Corporate income tax payable	65 728	1 680	3812.4%
Loans and borrowings	1 111 754	247 627	349.0%
Deferred income	64 011	19 106	235.0%
Other financial liabilities	1 425	21 299	-93.3%
Total short-term liabilities	**8 708 349**	**3 961 444**	**119.8%**
Total shareholders' equity and liabilities	**33 666 261**	**20 861 203**	**61.4%**

*) share capital was revaluated according to MSR 29

ATTACHMENT III

PKN ORLEN S.A.
SUMMARY CONSOLIDATED CASH FLOW STATEMENTS
for the periods of 12 and 3 months ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	Change 12 months	Change 3 months
Operating cash flow						
Net profit	**4 723 946**	**340 248**	**2 566 801**	**713 573**	**2 157 145**	**-373 325**
Total adjustments:						
Share in financial profit of entities evaluated with equity method	-201 213	-39 108	-193 094	-51 411	-8 119	12 303
Depreciation and amortisation	1 736 673	617 163	1 319 415	363 405	417 258	253 758
Net dividends and interest	106 514	41 435	75 193	11 528	31 321	29 907
Corporate income tax on profit before tax	733 879	104 711	606 637	139 651	127 242	-34 940
Profit (loss) on investment activities	-88 114	-45 597	99 436	156	-187 550	-45 753
Decrease / (increase) in receivables	-70 388	203 348	-135 220	384 259	64 832	-180 911
Decrease / (increase) in stocks	-1 816 650	-445 359	-244 448	201 259	-1 572 202	-646 618
Decrease / increase in liabilities and accrued expenses	1 004 020	202 185	201 565	-437 366	802 455	639 551
Decrease / increase in provisions	643 658	218 954	309 175	209 392	334 483	9 562
Other	-2 341 788	-90 481	-368 975	-435 930	-1 972 813	345 449
Corporate income tax paid	-796 184	-228 991	-644 397	-312 049	-151 787	83 058
Net operating cash flow	**3 634 353**	**878 508**	**3 592 088**	**786 467**	**42 265**	**92 041**
Investment cash flow						
Acquisition of property, plant and equipment and intangible assets	-2 040 360	-544 019	-1 778 839	-520 248	-261 521	-23 771
Gain on disposal of property, plant and equipment	167 343	120 654	62 781	11 905	104 562	108 749
Gain on disposal of shares	83 001	6 183	45 726	5 249	37 275	934
Acquisition of shares and interests	-1 606 563	-265 153	-48 299	-4 651	-1 558 264	-260 502
Acquisition of short-term securities	-159 250	-34 136	-1 232 744	-728 313	1 073 494	694 177
Gain on disposal of short-term securities	1 172 897	17 864	129 698	40 189	1 043 199	-22 325
Dividends and interest received	146 172	8 060	105 058	16 621	41 114	-8 561
Loans (granted)/repaid	7 300	4 365	6 688	7 848	612	-3 483
Other adjustments	-59 787	108 027	54 544	42 867	-114 331	65 160
Net investment cash flow	**-2 289 247**	**-578 155**	**-2 655 387**	**-1 128 533**	**366 140**	**550 378**
Financing cash flow						
Gain on long- and short-term loans and borrowings	2 628 586	971 030	1 240 178	265 642	1 388 408	705 388
Repayment of long- and short-term loans and borrowings	-2 463 267	-879 514	-1 648 772	-200 969	-814 495	-678 545
Interest paid	-165 513	-65 773	-105 597	-26 301	-59 916	-39 472
Dividends paid	-911 020	-453 371	-278 011	0	-633 009	-453 371
Other adjustments	-38 788	-14 566	-45 475	-39 655	6 687	25 089
Net financing cash inflow/(outflow)	**-950 002**	**-442 194**	**-837 677**	**-1 283**	**-112 325**	**-440 911**
Change in net cash	**395 104**	**-141 841**	**99 024**	**-343 349**	**296 080**	**201 508**
Foreign exchange gains/losses	1 025	855	2 310	4 070	-1 285	-3 215
Cash at beginning of period	**729 498**	**1 266 613**	**628 164**	**1 068 777**	**101 334**	**197 835**
Cash at end of period, including:	**1 125 627**	**1 125 627**	**729 498**	**729 498**	**396 129**	**396 129**
Restricted cash	100 331	100 331	269 728	269 728	-169 397	-169 397

APPENDIX IV

PKN ORLEN S.A.
KEY CONSOLIDATED FINANCIAL DATA BY BUSINESS SEGMENT
for the periods of 12 and 3 months ended 31 December 2005 and 31 December 2004
(PLN '000)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
REVENUE ON SALES TO THIRD PARTIES[1]						
Refining (production + wholesale)	21 421 334	6 464 283	14 337 841	4 126 865	49.4%	56.6%
Refining (retail)	13 708 991	3 749 243	11 547 818	2 925 106	18.7%	28.2%
Petrochemicals	6 686 254	2 361 460	4 082 509	1 115 094	63.8%	111.8%
Other activities	883 896	365 484	699 375	209 700	26.4%	74.3%
TOTAL	**42 700 475**	**12 940 470**	**30 667 543**	**8 376 765**	**39.2%**	**54.5%**
FINANCIAL RESULT[2]						
Refining (production + wholesale)	3 538 230	351 653	2 251 338	498 967	57.2%	-29.5%
Refining (retail)	265 871	-15 079	-5 832	-54 125	-4658.8%	-72.1%
Petrochemicals	1 972 145	246 485	880 662	278 179	123.9%	-11.4%
Other activities	186 033	-107 902	-32 372	-65 295	-674.7%	65.3%
Exclusions	-263 571	-633	335	210	-	-
Total of non-attributed items	-638 777	-74 115	-404 866	-96 561	-	-
TOTAL	**5 059 931**	**400 410**	**2 689 265**	**561 375**	**88.2%**	**-28.7%**
EXPENDITURE ON FIXED ASSETS						
Refining (production + wholesale)	522 507	149 487	391 784	98 559	33.4%	51.7%
Refining (retail)	461 614	220 735	319 406	122 050	44.5%	80.9%
Petrochemicals	904 678	192 187	722 074	239 822	25.3%	-19.9%
Other activities	158 726	67 479	70 150	21 420	126.3%	215.0%
Total of non-attributed items	42 444	12 070	34 455	10 390	23.2%	16.2%
TOTAL	**2 089 969**	**641 958**	**1 537 869**	**492 241**	**35.9%**	**30.4%**
DEPRECIATION AND AMORTISATION						
Refining (production + wholesale)	576 598	154 268	617 386	164 408	-6.6%	-6.2%
Refining (retail)	255 229	47 105	240 462	68 680	6.1%	-31.4%
Petrochemicals	654 819	322 095	212 559	59 395	208.1%	442.3%
Other activities	216 636	84 174	214 321	63 376	1.1%	32.8%
Total of non-attributed items	33 391	9 521	34 687	7 546	-3.7%	26.2%
TOTAL	**1 736 673**	**617 163**	**1 319 415**	**363 405**	**31.6%**	**69.8%**

1. Revenue on sales to third parties represents exclusively sales to third parties outside of the PKN ORLEN Group.
2. The financial result comprises revenue on sales to third parties and transfer to other segments.

APPENDIX V

PKS ORLEN S.A.
KEY CONSOLIDATED OPERATING DATA
for the periods of 12 and 3 months
ended 31 December 2005 and 31 December 2004
(in tons)

ITEM	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
CRUDE OIL THROUGHPUT ('000 tons)	15 383	4 519	12 654	3 327	21.6%	35.8%
REFINERY OUTPUT*						
Petrols	3 348 454	857 788	2 755 979	700 104	21.5%	22.5%
Diesel oil	4 419 945	1 234 068	3 389 654	838 317	30.4%	47.2%
Fuel oil III	640 290	154 992	624 147	162 144	2.6%	-4.4%
Ekoterm	1 600 329	464 063	1 706 830	538 292	-6.2%	-13.8%
Jet A-1	404 847	91 670	334 199	87 190	21.1%	5.1%
LPG	258 589	68 136	200 710	54 430	28.8%	25.2%
Other refining products	1 855 620	517 039	1 418 910	355 732	30.8%	45.3%
TOTAL	**12 528 075**	**3 387 757**	**10 430 429**	**2 736 209**	**20.1%**	**23.8%**
SALES OF REFINING PRODUCTS						
Petrols	4 261 623	1 139 274	3 762 039	949 657	13.3%	20.0%
Diesel oils	5 181 788	1 454 919	4 069 351	1 080 825	27.3%	34.6%
Fuel oil III	516 158	141 037	487 740	162 701	5.8%	-13.3%
Ekoterm	1 851 944	527 469	1 957 627	614 811	-5.4%	-14.2%
Jet A-1	464 971	111 222	372 566	108 498	24.8%	2.5%
LPG	355 009	88 052	300 048	72 922	18.3%	20.7%
Other refining products	1 902 291	448 263	1 538 761	382 394	23.6%	17.2%
TOTAL	**14 533 784**	**3 910 236**	**12 488 132**	**3 371 808**	**16.4%**	**16.0%**
PETROCHEMICALS OUTPUT*						
Polyethylene	219 051	78 343	71 829	18 139	205.0%	331.9%
Polypropylene	176 381	61 822	69 714	19 844	153.0%	211.5%
Ethylene	282 024	106 044	82 060	21 533	243.7%	392.5%
Glycol	88 611	30 076	104 981	27 193	-15.6%	10.6%
Propylene	251 881	88 405	146 048	38 436	72.5%	130.0%
Ammonium nitrate	558 804	134 190	492 079	120 540	13.6%	11.3%
CANWIL	367 131	103 494	338 288	103 009	8.5%	0.5%
Polyvinyl chloride (PVC)	238 036	75 590	221 178	54 123	7.6%	39.7%
Other petrochemical products	1 439 187	504 093	673 226	180 176	113.8%	179.8%
TOTAL	**3 621 106**	**1 182 057**	**2 199 403**	**582 993**	**64.6%**	**102.8%**
SALES OF PETROCHEMICAL PRODUCTS						
Polyethylene	228 574	60 471	90 661	19 302	152.1%	213.3%
Polypropylene	183 443	56 011	86 227	22 038	112.7%	154.2%
Ethylene	128 224	55 995	80 309	20 589	59.7%	172.0%
Glycol	88 795	27 212	104 057	25 727	-14.7%	5.8%
Propylene	163 631	55 418	144 946	38 905	12.9%	42.4%
Ammonium nitrate	527 769	118 014	495 313	127 136	6.6%	-7.2%

Financial Results of PKN ORLEN Group for Q4 2005 according to MSSF

CANWIL	356 550	88 592	332 265	96 804	7.3%	-8.5%
Polyvinyl chloride	248 393	65 737	208 056	41 391	19.4%	58.8%
Other petrochemical products	872 910	220 052	649 481	171 816	34.4%	28.1%
TOTAL	**2 798 289**	**747 502**	**2 191 315**	**563 708**	**27.7%**	**32.6%**

*) The amount of production outputs in Unipetrol a.s. from June to September 2005 was adjusted.

APPENDIX VI

PKN ORLEN S.A.
SALES OF KEY PRODUCTS
for the periods of 12 and 3 months ended 31 December 2005 and 31 December 2004
(in tons)

Sale of light products in PKN ORLEN S.A. Group (by volume)	12 months ended 31 Dec. 2005 (unaudited data)	3 months ended 31 Dec. 2005 (unaudited data)	12 months ended 31 Dec. 2004 (unaudited data)	3 months ended 31 Dec. 2004 (unaudited data)	% change 12 months	% change 3 months
Wholesale of key light products, including:	**8 639 732**	**2 422 198**	**7 117 162**	**1 974 341**	**21.4%**	**22.7%**
- Petrol	2 330 948	649 721	1 819 070	453 938	28.1%	43.1%
- Diesel oil	3 787 578	1 078 117	2 795 398	757 596	35.5%	42.3%
- Jet A-1	464 971	111 222	372 566	108 498	24.8%	2.5%
- Ekoterm	1 851 782	527 456	1 957 193	614 722	-5.4%	-14.2%
- LPG	204 453	55 682	172 935	39 587	18.2%	40.7%
Retail sales of engine fuels, including:	**3 475 603**	**898 738**	**3 344 469**	**852 372**	**3.9%**	**5.4%**
- Petrol	1 930 675	489 553	1 942 969	495 719	-0.6%	-1.2%
- Diesel oil	1 394 210	376 802	1 273 953	323 229	9.4%	16.6%
- Ekoterm	162	13	434	89	-62.7%	-85.4%
- LPG	150 556	32 370	127 113	33 335	18.4%	-2.9%
Total sales of fuels, including:	**12 115 335**	**3 320 936**	**10 461 631**	**2 826 713**	**15.8%**	**17.5%**
- Engine fuels	10 263 391	2 793 467	8 504 004	2 211 902	20.7%	26.3%

APPENDIX VII

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for Q4 2005 and twelve months to end-December 2005.

Estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories (excluding LIFO effect in Unipetrol a.s.) for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) are as follows (PLN '000s):

	Q4 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q4 2005 assuming LIFO valuation of inventories	After Q4 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q4 2005 assuming LIFO valuation of inventories	Q4 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q4 2004 assuming LIFO valuation of inventories	After Q4 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q4 2004 assuming LIFO valuation of inventories
Unconsolidated gross profit	525 682	585 043	3 176 490	2 102 043	654 694	856 109	2 680 817	2 445 549
Unconsolidated net profit	419 098	467 181	2 543 908	1 673 606	522 253	685 399	2 154 026	1 963 459
Consolidated gross profit	444 959	490 546	5 457 825	4 376 732	853 224	1 037 369	3 173 438	2 916 610
Consolidated net profit	340 248	377 173	4 723 946	3 848 261	713 573	862 730	2 566 801	2 358 770

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The results achieved by PKN and the Capital Group are, therefore, positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above, increasing crude oil prices have a negative effect, and falling crude oil prices have a positive effect on the results in comparison to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movements. In spite of the drop of crude oil prices in Q4 2005, the crude oil price increase during 2005 was significantly higher than in 2004. Therefore the (negative) correction due to the LIFO valuation in the year 2005 is clearly higher.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Legal basis*:

Art. 56 par. 1 pt 1 of the Law on 29 July 2005 on public offers and conditions of introduction of financial instruments into a structured trading system and on public companies (Journal of Law 2005, No. 184, item 1539)

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036



Go to market news section

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	4q2005 financial results
Released	07:00 28-Feb-06
Number	0262Z

Polski Koncern Naftowy ORLEN S.A. has announced its consolidated results for the forth quarter of 2005. The full details of the announcement can be viewed by following the link below.

http://www.rns-pdf.londonstockexchange.com/rns/0262z_-2006-2-28.pdf

Full report is also available on Polski Koncern Naftowy ORLEN S.A. webside: www.orlen.pl .

END

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POLSKI KONCERN NAFTOWY ORLEN S.A.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIODS OF 12 AND 3 MONTHS ENDED 31 DECEMBER 2005 AND 31 DECEMBER 2004 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QSr IV quarter/ 2005

quarter/ (current year)

(in accordance with § 86 section 2 and § 87 section 1 of the Ministry of Finance Decree of 19 October 2005, Official Journal No. 209, item 1744)

(for issuers of securities whose business activity embraces manufacture, construction, trade and services)

for the four quarters of the reporting year 2005, that is for the period from 1 January 2005 to 31 December 2005 and for the four quarters of the reporting year 2004, that is for the period from 1 January 2004 to 31 December 2004 which includes condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN) and condensed standalone financial statements prepared in accordance with International Financial Reporting Standards with amounts stated in the Polish functional currency (PLN)

on 28 February 2006 (submission date)

POLSKI KONCERN NAFTOWY ORLEN SPÓŁKA AKCYJNA
(full name of the issuer)

PKN ORLEN S.A.
(abbreviated name of the issuer)

CHEMICAL
(industrial sector in line with classification of Warsaw Stock Exchange)

09-411
(zip code)

PŁOCK
(location)

CHEMIKÓW
(street)

7
(number)

48 24 365 28 95
(telephone)

48 24 365 40 40
(fax)

media@orlen.pl
(e-mail)

774-00-01-454
(NIP)

610188201
(REGON)

www.orlen.pl
(www)

KPMG AUDYT SP. Z O.O.
(entity authorized to conduct audit)

SELECTED FINANCIAL DATA	thousand PLN		thousand EUR	
	IV quarter 2005 (cummulative data)	IV quarter 2004 (cummulative data)	IV quarter 2005 (cummulative data)	IV quarter 2004 (cummulative data)
Data in respect of MSSF consolidated financial statement				
I. Net revenues from sale of finished goods, merchandise and raw materials	42 804 215	30 728 894	10 639 081	7 637 734
II. Profit / (Loss) on operations	5 059 931	2 689 265	1 257 657	668 423
III. Gross profit	5 457 825	3 173 438	1 356 554	788 765
IV. Net profit attributable to equity holders of the parent	4 670 483	2 511 432	1 160 859	624 222
V. Net cash provided by operating activities	3 634 353	3 592 088	903 326	892 821
VI. Net cash used in investing activities	(2 289 247)	(2 655 387)	(568 997)	(660 002)
VII. Net cash provided by / (used in) financing activities	(950 002)	(837 677)	(236 125)	(208 206)
VIII. Net change in cash and cash equivalents	395 104	99 024	98 203	24 613
	as of 31.12.2005	as of 31.12.2004	as of 31.12.2005	as of 31.12.2004
IX. Non-current assets	21 117 718	12 939 580	5 471 195	3 352 396
X. Current assets	12 470 110	7 921 623	3 230 766	2 052 340
XI. Total Assets	33 666 261	20 861 203	8 722 281	5 404 737
XII. Long-term liabilities	5 490 400	3 235 753	1 422 457	838 321
XIII. Short-term liabilities	8 708 349	3 961 444	2 256 166	1 026 334
XIV. Equity	19 467 512	13 664 006	5 043 658	3 540 081
XV. Share capital*	1 057 635	1 057 635	274 013	274 013
XVI. Equity attributable to equity holders of the parent	16 795 512	13 224 300	4 351 394	3 426 162
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	45,52	31,95	11,79	8,28
Data in respect of MSSF condensed standalone financial statement				
	IV quarter 2005 (cummulative data)	IV quarter 2004 (cummulative data)	IV quarter 2005 (cummulative data)	IV quarter 2004 (cummulative data)
I. Net revenues from sale of finished goods, merchandise and raw materials	22 789 106	18 938 790	5 664 282	4 707 278
II. Profit / (Loss) on operations	2 706 217	2 446 242	672 636	608 019
III. Gross profit	3 176 490	2 680 617	789 524	666 323
IV. Net proft	2 543 908	2 154 026	632 294	535 388
V. Net cash provided by operating activities	2 311 982	2 883 028	574 648	716 583
VI. Net cash used in investing activities	(1 319 192)	(1 783 375)	(327 888)	(443 262)
VII. Net cash provided by / (used in) financing activities	(995 273)	(873 785)	(247 377)	(217 181)
VIII. Net change in cash and cash equivalents	(2 483)	225 868	(617)	56 140
IX.Profit (loss) per ordinary share (in PLN/EUR) for 12 months	5,95	5,04	1,48	1,25
	as of 31.12.2005	as of 31.12.2004	as of 31.12.2005	as of 31.12.2004
X. Non-current assets	11 895 372	9 921 602	3 081 862	2 570 498
XI. Current assets	7 216 843	6 292 011	1 869 745	1 630 139
XII. Total assets	19 184 684	16 213 613	4 970 383	4 200 636
XIII. Long-term liabilities	2 291 900	2 222 663	593 787	575 849
XIV. Short-term liabilities	3 993 855	2 677 276	1 034 731	693 631
XV. Equity	12 898 929	11 313 674	3 341 865	2 931 156
XVI. Share capital*	1 057 635	1 057 635	274 013	274 013
XVII. Number of issued ordinary shares	427 709 061	427 709 061	427 709 061	427 709 061
XVIII. Book value per share (in PLN/EUR)	30,16	26,45	7,81	6,85

* Share capital after revaluation in accordance with IAS 29.

The above data were translated into EUR by the following exchange rates:

- specific positions of assets, equity and liabilities - by the average exchange rate published by the National Bank of Poland as of 31 December 2005 - 3.8598 PLN/EUR

- specific items in profit and loss and cash flows - by the arithmetic average of average exchange rates published by the National Bank of Poland as of every last day of month during the period (1 January - 31 December 2005) - 4.0233 PLN/EUR

POLSKI KONCERN NAFTOWY ORLEN S.A.

CONSOLIDATED BALANCE SHEETS
as at 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	31 December 2005	31 December 2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	18 588 397	11 460 847
Goodwill	17 630	20 501
Intangible assets	761 529	344 431
Long-term financial investments	147 230	78 023
Investments in associates	1 425 784	921 085
Deferred tax assets	77 431	19 673
Other non-current assets	13 180	17 916
Perpetual usufruct of land	74 980	67 982
Investment property	11 557	9 122
Total non-current assets	**21 117 718**	**12 939 580**
Current assets		
Inventory*	6 124 625	3 200 982
Trade and other receivables	4 759 987	2 580 746
Income tax receivable	66 635	23 309
Short-term investments	208 571	1 124 155
Short-term prepayments	176 399	108 716
Cash and cash equivalents	1 125 627	729 498
Other financial assets	8 266	154 217
Total current assets	**12 470 110**	**7 921 623**
Long-term financial assets clasiffied as held for sale	**78 433**	**-**
Total assets	**33 666 261**	**20 861 203**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital**	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	10 148	59 195
Foreign exchange differences on subsidiaries from consolidation	(156 232)	(9 444)
Retained earnings incl.	14 656 708	10 889 661
incl. net profit of the parent company	4 670 483	2 511 432
Total equity (attributed to shareholders of the parent company)	**16 795 512**	**13 224 300**
Minority interest	2 672 000	439 706
Total equity	**19 467 512**	**13 664 006**
Non-current liabilities		
Interest-bearing loans and borrowings	3 282 887	2 083 536
Provisions	946 288	642 292
Deferred tax liabilities	1 154 953	456 554
Other non-current liabilities	106 272	53 371
Total non-current liabilities	**5 490 400**	**3 235 753**
Current liabilities		
Trade and other liabilities and accrued expenses	6 711 496	3 388 290
Provisions	753 935	283 442
Income tax liability	65 728	1 680
Interest-bearing loans and borrowings	1 111 754	247 627
Deferred income	64 011	19 106
Other current financial liabilities	1 425	21 299
Total current liabilities	**8 708 349**	**3 961 444**
Total equity and liabilities	**33 666 261**	**20 861 203**

*incl. mandatory reserves in the amount of PLN 1,724,915 thousand in 2005 and PLN 1,304,472 thousand in 2004

** Share capital after revaluation in accordance with IAS 29.

POLSKI KONCERN NAFTOWY ORLEN S.A.
CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 12 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	for the period of 12 months ended 31 December 2005	for the period of 12 months ended 31 December 2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of goods	41 330 710	29 346 192
Excise tax and other charges	(10 908 032)	(10 103 861)
Revenues from sale of finished goods	30 422 678	19 242 331
Revenues from sale of merchandise and raw	12 381 537	11 486 563
Total sales revenues	**42 804 215**	**30 728 894**
Cost of finished goods sold	(24 308 411)	(14 008 115)
Cost of merchandise and raw materials sold	(11 560 684)	(10 594 203)
Gross profit on sales	**6 935 120**	**6 126 576**
Distribution expenses	(2 233 010)	(2 164 061)
General and administrative expenses	(1 029 000)	(855 341)
Other operating income *	2 539 802	331 144
Other operating expenses	(1 182 376)	(768 219)
Profit on the sale of all or part of shares of related parties	29 395	19 166
Profit from operations	**5 059 931**	**2 689 265**
Financial income	639 077	617 698
Financial expenses	(442 396)	(326 619)
Net financial revenues and expenses	**196 681**	**291 079**
Share in profit from investments accounted for under equity method**	201 213	193 094
Profit before tax	**5 457 825**	**3 173 438**
Income tax expense	(733 879)	(606 637)
Net profit	**4 723 946**	**2 566 801**
incl.		
Minority interest	53 463	55 369
attributable to equity holders of the parent	**4 670 483**	**2 511 432**

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price PLN 2,005,028 thousand.
** incl. share of Polkomtel S.A. in the amount of PLN 204,705 thousand in 2005 and PLN 181,118 thousand in 2004

CONSOLIDATED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	IV quarter period from 01.10.2005 to 31.12.2005	IV quarter period from 01.10.2004 to 31.12.2004
	(unaudited)	(unaudited)
Operating activities		
Net sale revenues		
Sales of goods	12 436 953	7 700 011
Excise tax and other charges	(2 816 588)	(2 561 179)
Revenues from sale of finished goods	9 620 365	5 138 832
Revenues from sale of merchandise and raw materials	3 348 466	3 260 409
Total sales revenues	**12 968 831**	**8 399 241**
Cost of finished goods sold	(8 301 723)	(3 928 311)
Cost of merchandise and raw materials sold	(3 068 779)	(2 912 131)
Gross profit on sales	**1 598 329**	**1 558 799**
Distribution expenses	(625 004)	(517 348)
General and administrative expenses	(347 626)	(228 786)
Other operating income	274 519	149 703
Other operating expenses	(499 808)	(406 838)
Profit on the sale of all or part of shares of related parties	-	5 845
Profit from operations	**400 410**	**561 375**
Financial income	139 549	437 966
Financial expenses	(134 108)	(197 528)
Net financial revenues and expenses	**5 441**	**240 438**
Share in profit from investments accounted for under equity method*	39 108	51 411
Profit before tax	**444 959**	**853 224**
Income tax expense	(104 711)	(139 651)
Net profit	**340 248**	**713 573**
incl.		
Minority interest	26 301	10 299
Attributable to equity holders of the parent	**313 947**	**703 274**

*incl. Share of Polkomtel S.A. in the amount of PLN 35,807 thousand in IV quarter 2005 and PLN 50,586 thousand in IV quarter 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the period of 12 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	for the period of 12 months ended 31 December 2005 (unaudited)	for the period of 12 months ended 31 December 2004 (unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**4 723 946**	**2 566 801**
Adjustments for:		
Share in profit from investments accounted for under equity method	(201 213)	(193 094)
Depreciation and amortisation	1 736 673	1 319 415
Interest and dividend income, net	106 514	75 193
Income tax expense	733 879	606 637
(Profit) / Loss on investing activities	(88 114)	99 436
(Increase) in receivables	(70 388)	(135 220)
(Increase) in inventories	(1 816 650)	(244 448)
Increase in liabilities and accruals	1 004 020	201 565
Increase in provisions	643 658	309 175
Other*	(2 341 788)	(368 975)
Income tax paid	(796 184)	(644 397)
Net cash provided by operating activities	**3 634 353**	**3 592 088**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(2 040 360)	(1 778 839)
Proceeds from the sale of property, plant and equipment	167 343	62 781
Proceeds from the sale of shares	83 001	45 726
Acquisition of shares**	(1 606 563)	(48 299)
Acquisition of short-term securities	(159 250)	(1 232 744)
Proceeds from the sale of short-term securities	1 172 897	129 698
Interest and dividends received	146 172	105 058
Loans (granted) / repaid	7 300	6 688
Other***	(59 787)	54 544
Net cash used in investing activities	**(2 289 247)**	**(2 655 387)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	2 628 586	1 240 178
Repayment of long and short-term borrowings and loans	(2 463 267)	(1 648 772)
Interest paid	(165 513)	(105 597)
Dividends paid	(911 020)	(278 011)
Other	(38 788)	(45 475)
Net cash provided by / (used in) financing activities	**(950 002)**	**(837 677)**
Net change in cash and cash equivalents	**395 104**	**99 024**
Effect of exchange rate changes	1 025	2 310
Cash and cash equivalents, beginning of the period	**729 498**	**628 164**
Cash and cash equivalents, end of period, incl.	**1 125 627**	**729 498**
Cash and cash equivalents not available for use	100 331	269 728

* Incl. in 2005 the excess of share in the net consolidated assets of the Unipetrol Group over the acquisition price (PLN 2,005,028 thousand).

** Incl. in 2005 the acquisition of the Unipetrol Group for (PLN 1,575,247 thousand), decreased by acquired cash of (PLN 227,007 thousand).

*** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of (PLN 48,140 thousand).

STATEMENTS OF CHANGES IN CONSOLIDATED EQUITY
as at 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2005 (unaudited)	**1 057 635**	**1 227 253**	**59 195**	**(9 444)**	**10 889 661**	**439 706**	**13 664 006**
Foreign exchange differences on consolidation	-	-	-	(146 788)	-	-	(146 788)
Dividend	-	-	-	-	(911 020)	-	(911 020)
Net profit attributable to equity holders of the parent	-	-	-	-	4 670 483	-	4 670 483
Impairment of non-current assets	-	-	-	-	1 053	-	1 053
Hedge accounting - cash flow hedges	-	-	(49 047)	-	-	-	(49 047)
Other	-	-	-	-	6 531	-	6 531
Minority interest	-	-	-	-	-	53 463	53 463
Change in shareholders structure	-	-	-	-	-	2 178 831	2 178 831
31 December 2005 (unaudited)	**1 057 635**	**1 227 253**	**10 148**	**(156 232)**	**14 656 708**	**2 672 000**	**19 467 512**

	Share capital	Share premium	Hedging reserve	Foreign exchange differences on subsidiaries from consolidation	Retained earnings	Minority interest	Total equity
1 January 2004 (unaudited)	**1 057 635**	**1 227 253**	-	**62 366**	**8 652 776**	**485 574**	**11 485 604**
Foreign exchange differences on consolidation	-	-	-	(71 810)	-	-	(71 810)
Dividend	-	-	-	-	(278 011)	-	(278 011)
Net profit attributable to equity holders of the parent	-	-	-	-	2 511 432	-	2 511 432
Impairment of non-current assets	-	-	-	-	3 464	-	3 464
Hedge accounting - cash flow hedges	-	-	59 195	-	-	-	59 195
Minority interest	-	-	-	-	-	55 369	55 369
Change in shareholders structure	-	-	-	-	-	(101 237)	(101 237)
31 December 2004 (unaudited)	**1 057 635**	**1 227 253**	**59 195**	**(9 444)**	**10 889 661**	**439 706**	**13 664 006**

STANDALONE CONDENSED BALANCE SHEETS
as at 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	31 December 2005 (unaudited)	31 December 2004 (unaudited)
	(in thousand PLN)	
ASSETS		
Non-current assets		
Property, plant and equipment	7 808 558	7 622 069
Intangible assets	29 100	31 218
Long-term financial investments	511 549	498 963
Investments in associates	3 419 396	1 685 878
Other non-current assets	65 712	32 302
Perpetual usufruct of land	61 057	51 172
Total non-current assets	**11 895 372**	**9 921 602**
Current assets		
Inventory*	4 021 063	2 621 975
Trade and other receivables	2 726 092	1 889 784
Income tax receivable	23 182	10 206
Short-term investments	675	1 261 747
Short-term prepayments	58 702	68 329
Cash and cash equivalents	283 509	285 952
Other financial assets	103 620	154 018
Total current assets	**7 216 843**	**6 292 011**
Long-term financial assets clasiffied as held for sale	**72 469**	**-**
Total assets	**19 184 684**	**16 213 613**
LIABILITIES AND SHAREHOLDER'S EQUITY		
Equity		
Nominal share capital	534 636	534 636
Share capital revaluation adjustment	522 999	522 999
Share capital**	**1 057 635**	**1 057 635**
Nominal share premium	1 058 450	1 058 450
Share premium revaluation adjustment	168 803	168 803
Share premium	**1 227 253**	**1 227 253**
Hedging reserve	28 512	75 943
Retained earnings	10 585 529	8 952 843
incl. net profit of the parent company	2 543 908	2 154 026
Total equity	**12 898 929**	**11 313 674**
Non-current liabilities		
Interest-bearing loans and borrowings	1 374 165	1 407 707
Provisions	597 062	498 334
Deferred tax liabilities	320 673	316 622
Total non-current liabilities	**2 291 900**	**2 222 663**
Current liabilities		
Trade and other liabilities and accrued expenses	3 388 168	2 408 568
Provisions	574 472	235 447
Interest-bearing loans and borrowings	30 007	5 863
Deferred income	1 168	6 048
Other current financial liabilities	40	21 350
Total current liabilities	**3 993 855**	**2 677 276**
Total equity and liabilities	**19 184 684**	**16 213 613**

*incl. mandatory reserves in the amount of PLN 1,665,690 thousand in 2005 and PLN 1,250,836 thousand in 2004
** Share capital after revaluation in accordance with IAS 29.

STANDALONE CONDENSED PROFIT AND LOSS STATEMENTS
for the period of 12 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	for the period of 12 months ended 31 December 2005	for the period of 12 months ended 31 December 2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Operating activities		
Net sale revenues		
Sales of goods	30 463 431	26 941 670
Excise tax and other charges	(10 053 564)	(10 057 499)
Revenues from sale of finished goods	20 409 867	16 884 171
Revenues from sale of merchandise and raw materials	2 379 239	2 054 619
Total sales revenues	**22 789 106**	**18 938 790**
Cost of finished goods sold	(15 756 877)	(12 640 830)
Cost of merchandise and raw materials sold	(1 815 612)	(1 565 564)
Gross profit on sales	**5 216 617**	**4 732 396**
Distribution expenses	(1 479 349)	(1 505 915)
General and administrative expenses	(533 457)	(552 391)
Other operating income	185 287	211 682
Other operating expenses	(682 881)	(439 530)
Profit from operations	**2 706 217**	**2 446 242**
Financial income	628 491	545 122
Financial expenses	(158 218)	(310 547)
Net financial revenues and expenses	**470 273**	**234 575**
Profit before tax	**3 176 490**	**2 680 817**
Income tax expense	(632 582)	(526 791)
Net profit	**2 543 908**	**2 154 026**
Earnings per share	**5,95**	**5,04**

In the period of 12 months ended 31 December 2005 and 31 December 2004 no new shares have been issued

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE CONDENSED PROFIT AND LOSS STATEMENTS
for the period of 3 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	IV quarter period from 01.10.2005 to 31.12.2005	IV quarter period from 01.10.2004 to 31.12.2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Operating activities		
Sales of goods		
Sales of goods	8 297 233	7 297 756
Excise tax and other charges	(2 426 507)	(2 574 316)
Revenues from sale of finished goods	5 870 726	4 723 440
Cost of merchandise and raw materials sold	848 432	695 576
Total sales revenues	**6 719 158**	**5 419 016**
Cost of finished goods sold	(4 971 809)	(3 597 124)
Cost of merchandise and raw materials sold	(642 601)	(498 625)
Gross profit on sales	**1 104 748**	**1 323 267**
Distribution expenses	(399 761)	(419 145)
General and administrative expenses	(170 697)	(162 624)
Other operating income	99 508	76 611
Other operating expenses	(184 855)	(232 191)
Profit from operations	**448 943**	**585 918**
Financial expenses	106 989	306 429
Financial expenses	(30 250)	(237 653)
Net financial revenues and expenses	**76 739**	**68 776**
Profit before tax	**525 682**	**654 694**
Income tax expense	(106 584)	(132 441)
Net profit	**419 098**	**522 253**

The accompanying notes are an integral part of these condensed consolidated financial statements

STANDALONE CONDENSED STATEMENTS OF CASH FLOWS
for the period of 12 months ended 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	for the period of 12 months ended 31 December 2005	for the period of 12 months ended 31 December 2004
	(unaudited)	(unaudited)
	(in thousand PLN)	
Cash flows - operating activities		
Net profit	**2 543 908**	**2 154 026**
Adjustments for:		
Depreciation and amortisation	893 043	961 469
Interest and dividend income, net	(160 920)	(57 230)
Income tax expense	632 582	526 791
(Profit) / Loss on investing activities	6 570	79 051
(Increase) in receivables	(619 755)	(127 328)
(Increase) in inventories	(1 399 087)	(114 467)
Increase in liabilities and accruals	888 756	(122 025)
Increase in provisions	448 925	208 886
Other	(280 533)	(93 325)
Income tax paid	(641 507)	(532 820)
Net cash provided by operating activities	**2 311 982**	**2 883 028**
Cash flows - investing activities		
Acquisition of property, plant and equipment and intangible assets	(1 026 053)	(942 184)
Proceeds from the sale of property, plant and equipment	28 043	106 537
Proceeds from the sale of shares in Naftoport	67 692	-
Proceeds from the sale of other shares	12 854	31 482
Acquisition of shares *	(1 820 522)	(61 826)
Proceeds from the sale of short-term securities	1 010 986	-
Acquisition of short-term securities	-	(1 010 986)
Interest and dividends received	221 768	109 140
loan granted to subsidiary	(2 700)	(244 800)
Proceeds from repayment of loan granted to subsidiary	245 081	-
Proceeds from return of additional payments to subsidiaries' equity	-	230 299
other**	(56 341)	(1 037)
Net cash used in investing activities	**(1 319 192)**	**(1 783 375)**
Cash flow - financing activities		
Proceeds from long and short-term borrowings and loans	260 679	724 207
Repayment of long and short-term borrowings and loans	(293 873)	(1 265 120)
Interest paid	(51 059)	(54 737)
Dividends paid	(911 020)	(278 011)
Other	-	(124)
Net cash provided by / (used in) financing activities	**(995 273)**	**(873 785)**
Net change in cash and cash equivalents	**(2 483)**	**225 868**
Effect of exchange rate changes	40	2 451
Cash and cash equivalents, beginning of the period	**285 952**	**57 633**
Cash and cash equivalents, end of period, incl.	**283 509**	**285 952**
Cash and cash equivalents not available for use	-	174 987

*In 2005 PLN 1,802,254 thousand related to acquisition of Unipetrol

** Incl. in 2005 the acquisition of liabilities of the Unipetrol Group of (PLN 48 140 thousand).

POLSKI KONCERN NAFTOWY ORLEN S.A.
STANDALONE STATEMENTS OF CHANGES IN EQUITY
as at 31 December 2005 and 31 December 2004
(all amounts in PLN thousand)

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2005 (unaudited)	**1 057 635**	**1 227 253**	**75 943**	**8 952 843**	**11 313 674**
Dividend	-	-	-	(911 020)	(911 020)
Net profit	-	-	-	2 543 908	2 543 908
Impairment of non-current assets	-	-	-	(202)	(202)
Hedge accounting - cash flow hedges	-	-	-	-	-
Decrease in hedging reserve	-	-	(47 431)	-	(47 431)
31 December 2005 (unaudited)	**1 057 635**	**1 227 253**	**28 512**	**10 585 529**	**12 898 929**

	Share capital	Share premium	Hedging reserve	Retained earnings	Total equity
1 January 2004 (unaudited)	**1 057 635**	**1 227 253**	**-**	**7 077 916**	**9 362 804**
Dividend	-	-	-	(278 011)	(278 011)
Net profit	-	-	-	2 154 026	2 154 026
Impairment of non-current assets	-	-	-	(1 088)	(1 088)
Hedge accounting - cash flow hedges	-	-	75 943	-	75 943
31 December 2004 (unaudited)	**1 057 635**	**1 227 253**	**75 943**	**8 952 843**	**11 313 674**

The accompanying notes are an integral part of these condensed consolidated financial statements

(all amounts in PLN thousand)

I. PRINCIPLE ACTIVITY OF THE GROUP

The Parent Company of the Polski Koncern Naftowy ORLEN Group ("Group") is Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN", "Company", "Parent"), seated in Płock, Poland, 7 Chemikow Street.
The Company was established under the notarial deed of 29 June 1993 as a result of the transformation of a state owned enterprise into a joint-stock company registered as Mazowieckie Zakłady Rafineryjne i Petrochemiczne "Petrochemia Płock" S.A. in the District Court of Płock. Effective 20 May 1999, the Company changed its business name to Polski Koncern Naftowy Spółka Akcyjna.
On 7 September 1999, Centrala Produktów Naftowych "CPN" Spółka Akcyjna was incorporated and thus CPN was removed from the commercial register. Effective 12 April 2000, the Company changed its business name to Polski Koncern Naftowy ORLEN Spółka Akcyjna.

The Group's operations comprise of refining of petroleum and manufacture of a wide range of petroleum products, chemical and petrochemical products, delivery as well as wholesale and retail sale of those products.
Before the date of the second public offering completed in July 2000, the Group had been directly and indirectly owned by the Polish State Treasury, the minority shares being held by employees and other parties. The State Treasury supervised the Group by executing control over the ultimate Parent Company, Nafta Polska S.A. As at 10 February 2006, Nafta Polska S.A. held directly or indirectly 17.32% shares in PKN ORLEN SA, the Polish State Treasury 10.2%, Bank of New York (as at depositary) 11.33% and other shareholders 61.15% of the Company's shares.

II. PRINCIPLES ADOPTED FOR PREPARATION OF THE CONSOLIDATED QUARTERLY STATEMENTS FOR THE FOURTH QUARTER OF 2005

As of 1 January 2005, the amended Polish Accounting Act imposed a requirement on the Group to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRSs") adopted by the European Union. The information disclosed in these consolidated financial statements is compliant with IAS 34 "Interim Financial Reporting".
The International Accounting Standards Board issued International Financial Reporting Standard No. 1 ("IFRS 1") "First-time Adoption of International Financial Reporting Standards" which is applicable for the preparation of financial statements for periods beginning on or after 1 January 2004. In addition to entities preparing their first financial statements in accordance with IFRSs, IFRS 1 is also applicable to entities such as the PKN ORLEN Group, which have already applied IFRSs yet their statements contained a comment on non-compliance with particular standards. In particular, IFRS 1 requires that an entity would disclose in its IFRS financial statements all assets and liabilities which are to be recognized under IFRSs. In accordance with IFRS 1, an entity may state its property, plant and eqiupment at fair value as of IFRSs first time adoption date, i.e. as at 1 January 2004, and recognize the fair value as the cost of property, plant and equipment as at that date.
From 1 January 2005 the Group has prepared its consolidated financial statements first time in compliance with IFRS 1 as it complies with conditions defined in that standard.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 1c of the Accounting Act, wording effective from 1 January 2005), prepares its statutory standalone financial statements in accordance with IFRSs approved by the European Commission and in force for 2005.
The consolidated financial statements have been prepared based on historic cost, except for: derivatives, financial instruments at fair value through profit and loss, financial assets available for sale, and investment properties stated at fair value.

1. Statement of compliance

Under the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities, PKN ORLEN Management Board hereby honestly and sincerely declares that the foregoing financial statements and comparative data have been prepared in accordance with the accounting principles adopted in the Group (excluding exceptions discussed below) and that they reflect the true and fair view PKN ORLEN's financial status and its financial result, and that the half-year report of the Management Board provided the true overview of PKN ORLEN's development, achievements and business situation, including basic risks and exposures.

The consolidated financial statements presented in this consolidated report and condensed standalone financial statements which are attached to this report have been prepared in accordance with accounting principles contained in International Financial Reporting Standards and in the scope required under the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal No. 209, item 1744), and they cover the period from 1 January to 31 December 2005 and the comparative period from 1 January to 31 December 2004.

(all amounts in PLN thousand)

When preparing these consolidated financial statements the Group applied International Financial Reporting Standards in force as at 31 December 2005. In accordance with IFRS 3, these consolidated financial statements include an initial impact of acquisition of UNIPETROL, due to the conducted measurement of the acquired assets (the initial effect of net value measurement of the non-current assets was recognised with respect to this transaction, except for assets of Česka Rafinerska) and the ongoing process of determining the final acquisition cost.
The balance sheet value of property, plant and equipment was revalued as of 1 January 2004 by an independent expert. The Group recognised the effect of the measurement. The revaluation covered non-current assets of all the Group companies made in accordance with the principles discussed under section A, Accounting Principles "Property, plant and equipment" in order to achieve full compliance with the International Accounting Standard 29 "Financial Reporting in Hyperinflationary Economies" (IAS 29) and the International Accounting Standard 16 "Property, Plant and Equipment" (IAS 16). The Group recognised the revalued amount as the deemed cost as at the date of measurement.

As at the date of preparation of consolidated financial statements, the Group applied transitional provisions of IFRS 3 "Business Combinations" for conversion of comparative data as at 1 January 2004 (which is required by IFRS 1).

Goodwill resulting from business combinations which were conducted before 1 January 2004 is stated at the amount defined under the previous generally accepted accounting principles (Polish Accounting Standards, PASs) effective as at the IFRSs adoption date, i.e. on 1 January 2004.

These consolidated financial statements are compliant with all IFRS requirements adopted by the EU and present a true and fair view of the Group's financial position as at 31 December 2005, 31 December 2004, results of its operations and cash flows for the periods of 12 months ended 31 December 2005 and 31 December 2004.

The consolidated financial statements have been prepared assuming that the Group will continue to operate as going concerns in the foreseeable future. As at the approval date of these financial statements there is no evidence indicating that the Group will not be able to continue its operations as going concerns.

2. Format and general principles for preparation of condensed consolidated and condensed standalone balance sheet, condensed consolidated and condensed standalone profit and loss statement, condensed statement of changes in consolidated and condensed standalone equity and condensed consolidated and condensed standalone cash flow statement

The condensed consolidated and condensed standalone quarterly financial statements included in this consolidated quarterly report were prepared in accordance with the International Financial Reporting Standards and in the scope required under the Decree of the Ministry of Finance of 19 October 2005 on current and periodical information presented by issuers of securities (Official Journal no. 209, item 1744). The statements comprise the period from 1 January to 31 December 2005 and the comparative period from 1 January to 31 December 2004.

3. Adopted accounting principles and policy

In the presented reporting period the Company and the Group introduced changes to the respective accounting principles applied by the Group and the Company for 2004 statutory reporting. The changes concern adoption by the Group under the Accounting Act (wording effective from 1 January 2005) and adoption by the Company of the International Financial Reporting Standards from 1 January 2005 in accordance with the decision of the General Shareholders' Meeting of PKN ORLEN S.A. of 30 December 2004.
The last consolidated annual financial statements prepared by the Company were the annual statements for the period of 12 months ended 31 December 2004 prepared in compliance with the Polish Accounting Standards. The accounting principles applied in these financial statements are discussed below.

An impact on the previously published results, related to the adoption of IFRSs is presented in Note XVII of these statements.
The Group applied the following exemptions from IFRS 1:
- valuation of property, plant and equipment at fair value and use of the fair value as deemed cost defined as at adoption of IFRSs – the Group included in these statements an initial valuation of property, plant and equipment at fair value as discussed under II.1,
- business combinations – the Group applied the exemption of IFRS 1 for business combinations which had taken place before 1 January 2004, as discussed in detail under II.1.

For comparability of the presented financial data, the 2004 data compliant with PASs were restated in accordance with IFRSs. Reconciliation of the previously published data stated according to PASs with IFRSs is presented under Note XVII.

(all amounts in PLN thousand)

A. Accounting principles

Property, Plant and Equipment

Property, plant and equipment, excluding land and investment property, are stated at cost which consists of the acquisition cost and direct costs related to bringing the fixed asset into use as well as estimated costs of dismantling and removal of the asset and the cost of restoration of the site/land to the initial state regardless of whether the obligation exists at acceptance of the asset for use or arises during its use.

After initial recognition, property, plant and equipment are depreciated and subject to impairment allowances.

Property, plant and equipment items acquired after 31 December 1996 are stated at acquisition cost less accumulated depreciation and impairment allowances.

Property, plant and equipment acquired before 1 January 1997 are stated at fair value determined as at 1 January 2004 in accordance with deemed cost less accumulated depreciation and impairment allowances.

The cost of current maintenance of property, plant and equipment is recorded in the financial result during the period when they are incurred.

The cost of significant repairs and regular maintenance programs is recognized as property, plant and equipment and depreciated in accordance with their economic useful lives.

Property, plant and equipment are depreciated on a straight line basis over the period reflecting their estimated economic useful life, considering the residual value. Appropriateness of the applied periods and depreciation rates is verified periodically (once a year), and respective adjustments are made to the subsequent periods of depreciation. Components of property, plant and equipment which are material for the whole item are depreciated separately in accordance with their economic useful life.

The Group estimates the residual value of property, plant and equipment. The residual value is the net amount which the Group would currently obtain from the disposal of the assets, having deducted the estimated cost of disposal, if the assets were already of the age and in the condition expected at the end of their useful life. The residual value is not subject to depreciation and is reviewed periodically (once a year).

The following useful lives are used for property, plant and equipment:

Buildings and constructions	10-70 years
Machinery and equipment	3-25 years
Vehicles and other	4-17 years

If there have been events or changes which indicate that the carrying amount of property, plant and equipment may not be recoverable, the assets are analyzed for potential impairment. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or cash-generating units is decreased to the recoverable amount by an appropriate allowance. The recoverable amount of property, plant and equipment reflects the higher of net selling price and value in use.

Impairment allowances are recognized as operating costs in the profit and loss.

Finance lease

A lease contract, under IAS 17, is regarded as a finance lease if it transfers substantially all risks and rewards incidental to ownership of the leased asset. Assets used under lease, tenancy, rental or similar contracts which meet the criteria defined in IAS 17, "Leases", are regarded as non-current assets and recognized at the lower of fair value of the leased asset at the commencement of the lease term and the present value of the minimum lease payments.

Depreciation methods for leased assets being depreciated are consistent with normal depreciation policies applied for similar Group owned assets and depreciation is calculated in accordance with IAS 16 and IAS 38. If it is not certain that the lessee will obtain title to the asset before the end of the lease term, the asset is depreciated over the shorter of the lease term and the asset's economic useful life.

Assets leased out based on lease, tenancy, rental or similar contracts meeting the above finance lease criteria are initially recognized as long-term receivables and stated at the net lease investment value.

Goodwill

Goodwill resulting from a business combination is stated at the acquisition date at the excess of the cost of the business combination over the acquirer's share in the fair value of the net identifiable assets, liabilities and contingent liabilities. After initial recognition, goodwill is decreased by impairment allowances.

Goodwill is tested for impairment annually or more frequently if events or circumstances indicate that it might be impaired. Goodwill is not amortized.

Excess of net fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

If the acquirer's share resulting from a business combination in the net fair value of identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination the acquirer:

- reassesses the identification and measurement of the identifiable assets, liabilities and contingent liabilities and the cost of the business combination;
- recognizes immediately in the profit and loss any excess remaining after the reassessment in the period in which the business combination was carried out.

Intangible assets

Intangible assets are recognized if it is probable that expected future economic benefits that are directly attributable to the assets will flow to the entity. Initially intangible assets are stated at acquisition or construction cost. The intangible assets acquired in a business combination are initially recognized at fair value as defined at the business combination date.

After initial recognition, intangible assets are measured at acquisition or construction cost less amortization and impairment allowances. Intangible assets are amortized using the straight line method over their estimated economic useful life. Appropriateness of the applied amortization periods and rates is regularly reviewed, at least at the end of the reporting year, and potential adjustments to amortization allowances are made in the subsequent periods.

Intangible assets with an indefinite useful life are not amortized. Their value is decreased by impairment allowances.

The residual value of intangible assets is usually assumed to be zero, unless:

- there is a commitment by a third party to purchase the asset at the end of its useful life – the residual value is then defined by the contract for disposal of the title to the asset; or
- there is an active market for the asset, its value may be reliably estimated and it is highly probable that such a market will exist at the end of the asset's useful life.

The adopted economic standard useful lives for amortization of intangible assets are:

Acquired licenses, patents, and similar intangible assets	2-15 years
Acquired computer software	2-10 years

All intangible assets generated by the Group are not recognized as assets and are recorded in the profit and loss for the period when the related cost has been incurred except for intangible assets arising from development (or from the development phase of an internal project).

Intangible assets with indefinite useful lives and intangible assets which are not yet in use are tested for impairment once a year.
Other intangible assets are tested for impairment only if there are indications that their carrying amount may not be recoverable. If there are indications of impairment, and the carrying amount exceeds the estimated recoverable amount, the value of those assets or the related cash-generating units is decreased to the recoverable amount. The recoverable amount of those assets is the higher of the assets' net selling price and their value in use.
The titles to perpetual usufruct of land obtained under an administrative decision are recognised by the Group at fair value as off balance sheet items.

Investment property

Investment property is initially recognized at acquisition cost including transaction costs. After initial recognition investment property is presented at fair value. Gains and losses resulting from changes in fair value of investment property are presented in the profit and loss in the period when incurred.

Investment property is subject to impairment allowance when the property is permanently withdrawn from use and no future economic benefits are expected from its disposal. Any gains or losses arising from allowances of the investment property are recognized in the profit and loss in the period when they are made.

Inventories

Inventories are measured at the lower of cost and net realizable value, considering any inventory allowances. The net realizable value is the selling price estimated in the ordinary course of business activity less the estimated costs of completion and the estimated selling costs.

Cost of usage is determined based on the weighted average costs formula. For finished goods, costs comprise of related fixed and variable indirect costs for ordinary production levels, excluding external financing costs.

Receivables

Trade and other receivables are recognized when they arise at the present value of the expected proceeds and are stated in subsequent periods at amortized cost using the effective interest method less allowances for doubtful receivables. If there is objective evidence that an impairment loss has been incurred, the amount of difference between the asset's carrying amount and the present value of estimated future cash flows is recognized in profit and loss.

Cash and cash equivalents

Cash comprises cash on hand and in a bank account. Cash equivalents are short-term highly liquid investments (of initial maturity up to three months), that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.
The cash flows balance of cash and cash equivalents consists of the above defined monetary assets and their equivalents less bank overdrafts, if they form an integral part of an entity's cash management.

Revenue from sale

Revenue from sale is recognized when it is probable that the economic benefits associated with the sale transaction will flow to the Group and the amount of revenue can be measured reliably. Sale of goods includes excise tax and fuel charges.
The net revenue from the sale of finished goods is recognized after deducting value added tax (VAT), excise tax, fuel charges and discounts.
Revenue from the sale of finished goods and merchandise is recognized when the finished goods/merchandise are issued and related risks and rewards have been transferred. Revenue from settlement of cash flow hedge instruments adjusts the sales revenue.

The revenue is measured at the fair value of the received or due payment.

Revenue from dividends

Dividends are recognized when the shareholder's right to receive payment is established.

Equity

Equity is stated in the accounting books by type, in accordance with legal regulations and the Company's Articles of Association.
The share capital is stated at nominal value in accordance with the Company's Articles of Association and the entry in the Commercial Register, except for shares issued before 1996. Those shares were adjusted using a general price index in line with IAS 29.
The stated outstanding share capital contributions are recognized as outstanding share capital contributions. Own shares and outstanding share capital contributions decrease the Company's equity.
Share premium is created by the surplus of the issuance value in excess of the nominal value of shares decreased by issuance costs.
Issuance costs incurred by setting up a joint stock company or increasing the share capital decrease the share premium to the amount of the surplus of the issuance value in excess of the nominal value of shares, and the remaining portion is presented by the Group as retained earnings.
Changes in the fair value of cash flows hedges related to the portion regarded as an effective hedge are included in equity as hedging reserve.

Equity resulting from the conversion of convertible bonds, liabilities and loans into shares is stated at the nominal value of those financial instruments, liabilities and loans, considering non-amortized discounts or premiums, interest accrued and unsettled before the conversion date, which will not be paid out, unrealized foreign exchange differences and capitalized cost of issue.

The amounts arising at profit distribution, transfer from revaluation reserve (the difference between the fair value and the acquisition cost less deferred tax of assets available for sale is transferred to the revaluation reserve if their price is determined on the regulated active market or if their fair value may be reliably estimated by alternative methods), the undistributed result for prior periods and the current period net profit are presented in the financial statements as retained earnings.

Interest-bearing bank loans and borrowings

Interest-bearing bank loans and borrowings are initially stated at the fair value of proceeds received, net of transaction costs. They are subsequently recognized at amortized cost using the effective interest rate method. The

difference between the net proceeds and the buyout amount is recognized as financial revenue or cost over the term of the loan or borrowing.

External financing costs

Cost of loans and borrowings, including foreign exchange differences related to loans and borrowings drawn in foreign currencies, are expensed in accordance with the benchmark treatment of IAS 23 in the profit and loss in the period to which they refer.

Retirement benefits and jubilee bonuses

Under the Group companies' remuneration plans, their employees are entitled to jubilee bonuses and retirement benefits. The jubilee bonuses are paid to employees after elapse of a defined number of years in service. The retirement benefits are paid once at retirement. The amount of retirement benefits and jubilee bonuses depends on the number of years of service and an employee's average remuneration. The Group does not assign assets which would be used for future retirement or jubilee liabilities. The Group creates a provision for future retirement benefits and jubilee bonuses in order to allocate costs to relevant periods. In accordance with IAS 19, jubilee bonuses are long-term employee benefits and retirement benefits are classified as post-employment benefit plans. The present amount of those liabilities is estimated at the end of each reporting year by an independent actuary and adjusted if there are any material indications impacting the value of the liabilities. The accumulated liabilities equal discounted future payments, considering employee rotation, and relate to the period ended at the last day of the reporting year. Demographic data and information on employee rotation are based on historical records. Actuarial gains and losses are recognized in the profit and loss.

Foreign currency transactions

Transactions denominated in foreign currencies are recognized after their translation to the functional currency, at the exchange rate effective on the transaction date. Monetary assets and liabilities expressed in foreign currencies are stated at the average foreign exchange rates effective at the balance sheet date. Any gains or losses resulting from changes in foreign exchange rates after the transaction date are recognized as financial income or expenses in the profit and loss statement. The exchange differences are stated in the profit and loss at their net amount.

Financial instruments

Financial assets are classified in the following categories: financial assets held to maturity, financial assets at fair value through profit and loss, loans and receivables and financial assets available for sale. Financial assets held to maturity are investments with determined or determinable payments and a fixed maturity date, which the Group intends and has the ability to hold to the maturity date, except for the Group's own receivables and loans. Financial assets acquired in order to generate profits on short-term price fluctuations are classified as financial assets at fair value through profit and loss.
All other financial assets, which are not borrowings or receivables of the Company, are classified as financial assets available for sale.

Financial investments held to maturity are part of non-current assets if their maturity dates exceed twelve months from the balance sheet date. Financial assets measured at fair value through profit and loss, are classified as current assets if the Management Board intends to realize them within twelve months from the balance sheet date.

Purchases and sales of financial assets are recognized at the transaction date. At the moment of the original recognition those assets are measured at acquisition cost, i.e. at fair value, including transaction costs.

Financial assets at fair value through profit and loss, are measured at fair value without deduction of the transaction costs and considering their market value as at the balance sheet date. The change in fair value of those financial assets is recognized as financial income or expenses.
Financial assets held to maturity are measured at amortized cost using the effective interest rate.

Financial assets available for sale are recognized at fair value, without deduction of the transaction costs, and considering their market value at the balance sheet date. If the financial instruments are not traded on an active market and it is impossible to estimate reliably their fair value by alternative methods, financial assets available for sale are measured at acquisition cost adjusted by impairment allowances, if they have been valued at historical cost.

Positive and negative differences between fair value and acquisition cost, net of deferred tax, of financial assets available for sale are reflected in the revaluation reserve if their market price is determinable on a regulated active market or fair value may be estimated by some other reliable method. Decrease in the value of financial assets available for sale due to impairment allowances is charged to financial expenses in the profit and loss.

Granted loans are recognized at amortized cost.

Derivatives which are not designated as hedging instruments are classified as financial assets or liabilities at fair value are stated at fair value, considering its changes, through profit and loss.

Derivatives treated as cash flow hedging instruments are carried at fair value with changes in value accounted for in the following way:

- the portion determined to be an effective hedge is recognized directly in equity through the statement of changes in equity;
- the portion determined to be an ineffective hedge is recognized in the profit and loss;
- revenues or expenses on settlement of cash flow hedging instruments adjust sales revenues when recognized in the profit and loss.

Embedded derivatives are separated from the host contracts and accounted for as derivatives if all of the following conditions are met:

- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;
- a separate instrument with the same realization terms as the embedded derivative would meet the definition of a derivative;
- is not the hybrid (combined) instrument.

The hybrid (combined) instrument is not measured at fair value and changes in fair value are not recognized in the net profit or loss.

Embedded derivatives are accounted for in a similar way as other derivatives which are not designated as hedging instruments.

The Group recognizes financial asset on its balance sheet when the Group becomes a party to the contractual provisions of the instrument.
The financial asset is derecognized when the contractual rights to economic benefits and risk related to this financial asset were executed, expired or the Group transferred the contractual rights and risks.
Derivatives used by the Group in order to hedge against foreign exchange risks comprise mainly of currency forwards. Such instruments are measured at fair value.
The fair value of currency forwards is estimated with reference to current futures rates for contracts of similar maturity.
When applying hedge accounting, hedges are classified as cash flow hedges against cash flow changes attributable to a particular type of risk related to a recognized asset, liability, or a forecast transaction. They may also be regarded as fair value hedges which are attributable to a particular type of risk related to a recognized asset or liability.
If the specific criteria for hedge accounting are met, a portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion of the gain or loss is recognized in the profit and loss.
The gain or loss from the re-measurement of the derivative instruments at fair value that do not comply with the hedge accounting criteria are recognized directly in the profit and loss.

The Company discontinues hedge accounting when the underlying instrument expires or is sold, terminated or realized, or when the hedge no longer meets the criteria for hedge accounting. In such a case, total gain or loss on the hedging instrument, previously recognized in equity, is recognized in equity until the forecast transaction takes place. If the Company no longer expects the forecast transaction to take place, the total net gain or loss recognized in equity is presented in the financial result of the current period.

Corporate income tax

Income tax is measured on gross profit considering deferred tax. The deferred tax is measured using the balance sheet liability method. The deferred tax reflects the net tax effect of temporary differences between the carrying amount of a given asset or liability and its tax base. The deferred tax assets and liabilities are measured at the effective tax rates enacted for subsequent years when the temporary differences are expected to be realized at tax rates enacted or substantially enacted as at the balance sheet date.

Deferred tax assets are recognized for negative temporary differences and unrealized tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be realized.

Deferred tax liabilities are recognized for all temporary tax differences.

Deferred tax assets and liabilities are recognized regardless of when the timing difference is likely to be realized.
Deferred tax assets and liabilities are not discounted and they are accounted for as non-current assets or long-term liabilities in the balance sheet.

Non-current assets designated for sale/disposal

Non-current assets designated for sale are those which comply with the following criteria:

- a decision was made by the Company's Management Board for the disposal;
- the assets are available for an immediate sale in their present condition;
- an active search for a potential buyer has been initiated;
- the sale transaction is highly probable and could be settled within 12 months following the sale decision;
- the selling price is reasonable in relation to its current fair value;
- it is unlikely that significant changes to the sales plan of these assets will be introduced.

If the criteria are met after the balance sheet date, the asset is not reclassified at the end of the reporting year prior to the designation for sale. The reclassification is reflected in the reporting period when the criteria are met. Depreciation is discontinued for the asset when it is designated for sale.

Assets designated for sale are measured at the lower of the net carrying amount and the fair value less selling costs.

Earnings per share

Basic earnings per share for each period are calculated by dividing the net profit for a given period by the weighted average number of shares outstanding during that period.

Diluted earnings per share for each period are calculated by dividing the net profit for a given period adjusted by changes of the net profit resulting from conversion of the dilutive potential ordinary shares by the weighted average number of shares.

Provisions

The Group makes provisions if it has such a legal or constructive obligation as a result of past events and if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and if a reliable estimate may be made of the amount of the obligation. The provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate.

When the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation. If the discounting method is applied, the increase of provisions with time is recognized as external financing costs.

Environmental provisions

The Group makes provisions for future liabilities for reclamation of contaminated land or elimination of harmful substances if there is such a legal or constructive obligation. Environmental provisions for reclamation are periodically reviewed based on reports prepared by independent experts. The Group conducts regular reclamation of contaminated land that decreases the provision by its utilization.

Government grants and assistance

The government grants are recognized at fair value if there is reasonable assurance that the grant will be obtained and the entity will comply with the conditions attached to it. If the grant relates to an expenditure, it is recognized as income over the period necessary to match it with the related costs which the grant is intended to compensate. If the grant concerns assets, its fair value is recognized as deferred income and on a systematic basis recorded in the profit and loss over the estimated useful life of the underlying asset.

Liabilities

Trade and other liabilities are stated at the amount due, and financial liabilities, which contractual settlement is to be made by way of issue of non-monetary financial assets or due to exchange for financial instruments, are recognised at fair value.

Contingent liabilities and receivables

Contingent liabilities are defined as obligations that arise from past events and which are dependent on occurrence or non-occurrence of some uncertain future events. Contingent liabilities are not recognized in the balance sheet however the information on contingent liabilities is disclosed unless the probability of outflow of resources relating to economic benefits is remote.

Contingent liabilities acquired as the result of a business combination are recognized as provisions in the balance sheet.

Contingent receivables are not recognized in the balance sheet, however the respective information on the contingent receivable is disclosed if the inflow of assets relating to economic benefits is probable.

Company's Management Board estimates

The preparation of financial statements in accordance with IFRSs requires that the Company's Management Board makes expert estimates and assumptions that affect the adopted methods and presented amounts of assets, liabilities, revenues and costs. The estimates and related assumptions are based on historical expertise and other factors regarded as reliable in given circumstances and their effects provide grounds for expert assessment of the carrying amount of assets and liabilities which is not based directly on any other factors.

In the matters of considerable weight, the Company's Management Board bases its estimates on opinions of independent experts.

Actual results may differ from the estimated values.

The estimations and related assumptions are verified on a regular basis. Changes in accounting estimates are recognized in the period when they are made only if they refer to that period or in the present and future periods if they concern both the present and future periods.

Application of the accounting principles

The above principles are applicable for comparative data, except for principles concerning treatment of assets designated for sale, which have been applied since 1 January 2005.

Business segments

The scope of financial information in the Group segment reporting is defined based on requirements of IAS 14.

The Group adopted a branch division as the basis of reporting, i.e. as the main source of risks and benefits related to sale of goods and services. A supplementary reporting method is the division into geographical segments that are associated with activity conducted in different geographical areas.

Assets (liabilities) of a segment are those operating assets (liabilities) that are used by that segment in operating activity and that are directly attributable to the given segment or may be reliably allocated to the segment.

The segment profit is determined at the level of profit from operations. The revenues, profit, assets and liabilities of a given segment are defined before intersegment adjustments are made.

For the purpose of this report, the excess of fair value of the acquired net assets over the acquisition cost was allocated to particular business segments results proportionally to the value of segment assets of the Unipetrol Group.
Due to the ongoing process of fair value measurement of the acquired Unipetrol Group assets, the share of the surplus in the segment net assets over the acquisition cost may vary from the present values.

B. Principles of consolidation

Subsidiaries

The Group consolidated financial statements include Polski Koncern Naftowy ORLEN S.A. and entities under its control. The control is normally evidenced when the Group holds directly or indirectly more than 50% of the voting rights in a company or is able to govern the financial and operating policies of a company so as to benefit from the results of its activity. The minority shareholders' interest is recognised in equity. Net profit attributable to minority shareholders is presented in the profit and loss.
The purchase method is applied at acquisition of shares of business entities. Entities acquired or disposed of over the year are included in the consolidated financial statements from the acquisition date or to the disposal date, respectively.

Investments in associates

Investments in associated companies (overall investments ranging from 20% to 50% in a company's equity) where the Group exercises significant financial and operating influence, yet does not have control over them, are accounted for by the equity method. Assessment of the recovering value of investments in associates is performed when there are indications that the asset has been impaired or the impairment allowances recognized in prior years are no longer required.

Investments in jointly controlled entities

Investments in jointly controlled entities where the Group exercises joint control are accounted for using the proportionate method whereby a proportional share in a jointly controlled entity's assets, liabilities, revenues and

(all amounts in PLN thousand)

expenses, having deducted an impact of mutual transactions and settlements, is presented position by position with similar items in the consolidated financial statements.

Adjustments from consolidation

Internal balances between the Group companies, transactions concluded within the Group and any related unrealized gains or losses as well as the Group income and expenses are eliminated at preparation of the consolidated financial statements. Unrealized gains resulting from transactions with associates and jointly controlled entities are excluded from the consolidated financial statements depending on the Group's share in those entities. Unrealized losses are excluded from the consolidated financial statements based on the same rationale as in case of unrealized gains, until there are indications of impairment.

Business segments

The Group's operating activities are divided into two major segments: Refining Segment and Chemical Segment.

- The Refining Segment includes processing of crude oil, wholesale and retail trading in refinery products.
- The Chemical Segment includes production and sale of petrochemical products and fertilizers and PVC.

Other operations embrace among others support activities in PKN ORLEN, transportation, repair and maintenance and construction activities performed by other PKN ORLEN's subsidiaries.

Segment profit and assets have been determined before making intersegment adjustments. Selling prices between business segments are similar to market prices. Segment operating costs are allocated to different segments as appropriate. Other costs which cannot be reliably determined are included as unallocated Group expenses.

C. Introduction to condensed financial statements

Accounting principles, including valuation of assets and liabilities, measuring the financial result and methods of preparation of financial statement.

a) Format and the basis for preparation of condensed financial statement

The format, basis and scope of condensed financial statement were specified by the Decree of the Ministry of Finance of 19 October 2005 on current and periodical information presented by issuers of securities in paragraph § 87.1.

According to the above quoted regulation, the issuer, who is a parent company is not obliged to prepare a separate quarterly report, providing that the condensed financial statements are included in the consolidated quarterly report, comprising: balance sheet statement, profit and loss statement, statements of changes in equity and cash flow statement.

b) Accounting policies

As applicable for standalone financial statements, the accounting policies applied by PKN ORLEN are convergent with policies described in the condensed consolidated financial statements of the Capital Group for the IV quarter 2005, in which the Company is the parent entity.

From 1 January 2005, PKN ORLEN, acting under Resolution No. 3 of the Extraordinary General Shareholders' Meeting of Polski Koncern Naftowy ORLEN S.A. of 30 December 2004 (adopted in compliance with Art. 45 par. 1c of the Accounting Act, wording effective from 1 January 2005), has prepared its statutory standalone financial statements in accordance with IFRSs approved by the European Commission for 2005.

The impact of changes was included in the financial statement by conversion of the comparative data.

4. Measurement and reporting currency and methods applied to conversion of financial data

a) Measurement and reporting currency

The measurement currency of the Parent Company and the reporting currency of these consolidated financial statements is Polish New Zloty. For assets and liabilities expressed in foreign currencies as at the balance sheet date, the same average exchange rate is applied on the balance sheet date.

The financial statements of foreign entities are translated into the Polish currency in the following way:

- balance sheet items at the average National Bank of Poland rate announced on the balance sheet date;

(all amounts in PLN thousand)

- profit and loss items at the arithmetic average of average rates announced by the National Bank of Poland for each day ending a reporting month.

Exchange rate gains/losses resulting from such calculations are presented directly in equity as a separate item.

b) Methods applied to conversion of financial data

The financial data denominated in EUR were converted in line with the following methods:

- particular assets and liabilities – at the average exchange rate for 31 December 2005 – PLN 3.8598 / EUR, for 31 December 2004 – PLN 4.0790 / EUR,
- particular profit and loss items and positions of the statement of cash flows – at the arithmetic average of the average exchange rates as at the last day of each complete month of the reporting period from 1 January 2005 to 31 December 2005 – PLN 4.0233 / EUR; for the period from 1 January 2004 to 31 December 2004 the rate was PLN 4.5182 / EUR.

The financial data denominated in CZK were converted in line with the following methods:

- particular assets and liabilities – at the average exchange rate for 31 December 2005 – PLN 0.1329 / CZK, for the date of acquisition – PLN 0.1353 / CZK,
- particular profit and loss items and positions of the statement of cash flows – at the arithmetic average of the average exchange rates as at the last day of each complete month of the period from date of acquisition of Unipetrol Group to 31 December 2005 – PLN 0.1345 / CZK.

5. Companies included in the consolidated financial statements

These consolidated financial statements comprise PKN ORLEN S.A. as parent company and the following Polish, Czech and German entities belonging to the Group as at 31 December 2005:

(all amounts in PLN thousand)

THE GROUP DIVISION BY BUSINESS SEGMENTS*





REFINIG SEGMENT

- ORLEN Gaz Sp. z o.o 100 %
- ORLEN PetroProfit Sp. z o.o. Group 100 %
- ORLEN PetroTank Sp. z o.o. 90 %
- ORLEN PetroCentrum Sp. z o.o 100 %
- Petrolot Sp. z o.o. 51 %
- ORLEN PetroZachód Sp. z o.o. 52 %
- ORLEN Deutschland AG 100 %
- Rafineria Trzebinia S.A. Group 77 %
- SHIP - SERVICE S.A. Group 61 %
- Rafineria Nafty Jedlicze S.A. Group 75 %
- ORLEN Asfalt Sp. z o.o. 100 %
- ORLEN Oil Sp. z o.o. Group 100 %
- ORLEN Morena Sp. z o.o. 100 %
- ORLEN Petrogaz Wrocław Sp. z o.o. 52 %
- UNIPETROL a.s. Group 63 %

CHEMICAL SEGMENT

- UNIPETROL a.s. Group 63 %
- Zakłady Azotowe "Anwil" S.A. Group 84 %
- BASELL ORLEN POLYOLEFINS Sp. z o.o. Group 50 %

UNALLOCATED SEGMENT

- Motell Sp. z o.o. 35 %
- ORLEN Transport Kraków Sp. z o.o. 98 %
- ORLEN Transport Nowa Sól Sp. z o.o. 97 %
- IKS SOLINO S.A. 71 %
- Petrotel Sp. z o.o. 75 %
- WISŁA Płock Sportowa SA 100 %
- Petromor Sp. z o.o. 51 %
- ORLEN Medica Sp. z o.o. 100 %
- RafTrans Sp. z o.o. 99%
- POILEN Sp. z o.o. 25%
- ORLEN Projekt S.A. 51 %
- ORLEN Ochrona Sp. z o.o. 100 %
- Zakład Budowy Aparatury S.A. 97 %
- ORLEN Laboratorium Sp. z o.o. 95 %
- ORLEN Automatyka Sp. z o.o. 52 %
- ORLEN KolTrans Sp. z o.o. 100 %
- ORLEN Transport Płock Sp. z o.o. 98 %
- Płocki Park Przemysłowo Technologiczny S.A. 50 %
- ORLEN Powiernik Sp. z o.o. 100%
- ORLEN Wir Sp. z o.o. 51 %
- ORLEN Budonaft Sp. z o.o. 100 %
- Raf Lab Sp. z o.o. 100%
- ORLEN Centrum Serwisowe Sp. z o.o. 97 %
- SAMRELAKS Mąchocice Sp. z o.o. 100 %
- B.H.T. Dromech S.A. w upadłości 81 %
- Niezależny Operator Międzystrefowy Sp. z o.o. 35 %
- Polkomtel S.A. 19,61 %
- ORLEN Transport Olsztyn Sp. z o.o. 95%
- Chemiepetrol GmbH 20 %
- ORLEN EKO Sp. z o.o. 100 %
- ORLEN Transport Szczecin Sp. z o.o. 100 %
- ORLEN Transport Kędzierzyn - Koźle Sp. z o.o. 94 %
- ORLEN Transport Słupsk Sp. z o.o. 97 %
- Orlen Administracja Sp. z o.o. 100 %

* The scheme does not include the Parent Company, whose activities were allocated to all business segments.

Consolidated entities as at 31 December 2005.

(all amounts in PLN thousand)

III. SELECTED EXPLANATORY NOTES

3.1. Property, plant and equipment

	31 December 2005 (unaudited)	31 December 2004 (unaudited)
Land	781 501	342 578
Buildings and construction	7 902 319	5 522 014
Machinery and equipment	8 298 698	3 226 901
Vehicles and other	589 610	414 394
Construction in progress	1 016 269	1 954 960
Total	**18 588 397**	**11 460 847**

3.2. Cash and cash equivalents

	31 December 2005 (unaudited)	31 December 2004 (unaudited)
Cash on hand and in bank	927 686	670 422
Other cash	95 134	59 028
Other monetary assets	102 807	48
Total	**1 125 627**	**729 498**

As at 31 December 2005, 31 December 2004 the Group total cash denominated in foreign currencies amounted to PLN 734,252 thousand and PLN 482,142 thousand respectively.
Taking into account cooperation of the Group companies mainly with well-established banks, the risk related to depositing cash and cash equivalents is considerably limited.

Cash and cash equivalents for which availability is limited as at 31 December 2005 and 31 December 2004 amounted to PLN 100,331 thousand and PLN 269,728 thousand, respectively (the amounts refer mainly to blocked bank accounts due to granted loans, and in 2004 also to cash deposited in Prague in relation to the planned acquisition of Unipetrol).

3.3. Impairment of assets

3.3.1. Impairment of property, plant and equipment

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	328 258	185 766
Additions during the period 1 October – 31 December	41 202	41 364
Disposals during the period 1 October – 31 December	(41 835)	(26 152)
Closing balance as at 31 December	327 625	200 978

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	200 978	93 771
Additions during the period 1 January – 31 December	213 605	151 693
Disposals during the period 1 January – 31 December	(86 958)	(44 486)
Closing balance as at 31 December	327 625	200 978

(all amounts in PLN thousand)

3.3.2. Impairment of construction in progress

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	52 934	56 484
Additions during the period 1 October – 31 December	1 689	-
Disposals during the period 1 October – 31 December	(2 308)	(1 235)
Closing balance as at 31 December	52 315	55 249

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	55 249	45 245
Additions during the period 1 January – 31 December	6 789	17 903
Disposals during the period 1 January – 31 December	(9 723)	(7 899)
Closing balance as at 31 December	52 315	55 249

3.3.3 Impairment of intangible assets

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	8 145	202
Additions during the period 1 October – 31 December	162	8 056
Disposals during the period 1 October – 31 December	(1 741)	(58)
Closing balance as at 31 December	6 566	8 200

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	8 200	329
Additions during the period 1 January – 31 December	530	8 056
Disposals during the period 1 January – 31 December	(2 164)	(185)
Closing balance as at 31 December	6 566	8 200

3.3.4. Impairment of long-term financial investments (shares)

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	82 779	76 902
Additions during the period 1 October – 31 December	62 610	1 793
Disposals during the period 1 October – 31 December	(688)	(325)
Closing balance as at 31 December	144 701	78 370

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	78 370	71 389
Additions during the period 1 January – 31 December	72 932	7 941
Disposals during the period 1 January – 31 December	(6 601)	(960)
Closing balance as at 31 December	144 701	78 370

3.3.5. Receivables allowances

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	721 680	322 999
Additions during the period 1 October – 31 December	48 431	195 374
Disposals during the period 1 October – 31 December	(176 852)	(46 038)
Closing balance as at 31 December	593 259	472 335

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	472 335	317 072
Additions during the period 1 January – 31 December	397 395	262 625
Disposals during the period 1 January – 31 December	(276 471)	(107 362)
Closing balance as at 31 December	593 259	472 335

(all amounts in PLN thousand)

3.3.6. Inventory allowances

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	47 092	4 832
Additions during the period 1 October – 31 December	23 657	7 562
Disposals during the period 1 October – 31 December	(4 743)	(737)
Closing balance as at 31 December	66 006	11 657

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	11 657	3 686
Additions during the period 1 January – 31 December	67 016	10 457
Disposals during the period 1 January – 31 December	(12 667)	(2 486)
Closing balance as at 31 December	66 006	11 657

3.4. Provisions

3.4.1. Deferred tax liabilities

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	1 166 178	484 449
Additions during the period 1 October – 31 December	126 536	86 296
Disposals during the period 1 October – 31 December	(137 761)	(114 191)
Closing balance as at 31 December	1 154 953	456 554

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	456 554	529 451
Additions during the period 1 January – 31 December	1 016 676	160 906
Disposals during the period 1 January – 31 December	(318 277)	(233 803)
Closing balance as at 31 December	1 154 953	456 554

3.4.2. Retirement benefits and jubilee bonuses provision

Data for 4th quarter (unaudited)	2005	2004
Opening balance as at 1 October	203 019	172 343
Additions during the period 1 October – 31 December	25 102	42 333
Disposals during the period 1 October – 31 December	(11 135)	(17 230)
Closing balance as at 31 December	216 986	197 446

Cumulative data for 4 quarters (unaudited)	2005	2004
Opening balance as at 1 January	197 446	160 843
Additions during the period 1 January – 31 December	48 783	72 557
Disposals during the period 1 January – 31 December	(29 243)	(35 954)
Closing balance as at 31 December	216 986	197 446

(all amounts in PLN thousand)

3.4.3. Other provisions

Data for 4th quarter 2005 (unaudited)	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.10.2005	541 097	102 424	478 373*	139 693	1 261 587
Increase during the period 1.10.2005 – 31.12.2005	72 967	111 813	158 082**	1 525	344 387
Decrease during the period 1.10.2005 – 31.12.2005	(56 521)	(15 019)	(46 350)	(4 847)	(122 737)
Balance as at 31.12.2005	557 543	199 218	590 105*/**	136 371	1 483 237

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets
** including the provision for business risk related to Orlen Deutschland AG

Cumulative data for four quarters 2005 (unaudited)	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2005	501 702	70 000	87 982	68 604	728 288
Increase during the period 1.01.2005 – 31.12.2005	130 296	166 000	559 232*	112 593	968 121
Decrease during the period 1.01.2005 – 31.12.2005	(74 455)	(36 782)	(57 109)	(44 826)	(213 172)
Balance as at 31.12.2005	557 543	199 218	590 105*	136 371	1 483 237

* including the provision for possible negative outcome of contracts relating to sale of part of Unipetrol Group assets and the provision for business risk related to Orlen Deutschland AG

Data for 4th quarter 2004 (unaudited)	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.10.2004	435 130	-	80 993	40 883	557 006
Increase during the period 1.10.2004 – 31.12.2004	191 554	70 000	15 192	39 624	316 370
Decrease during the period 1.10.2004 – 31.12.2004	(124 982)	-	(8 203)	(11 903)	(145 088)
Balance as at 31.12.2004	501 702	70 000	87 982	68 604	728 288

Cumulative data for four quarters 2004 (unaudited)	Land reclamation provision	Shield programmes provisions	Business risk provision	Other provisions	Total other provisions
Balance as at 1.01.2004	416 799	-	21 811	41 393	480 003
Increase during the period 1.01.2004 – 31.12.2004	224 517	70 000	74 486	48 380	417 383
Decrease during the period 1.01.2004 – 31.12.2004	(139 614)	-	(8 315)	(21 169)	(169 098)
Balance as at 31.12.2004	501 702	70 000	87 982	68 604	728 288

(all amounts in PLN thousand)

3.5. Goodwill

	31 December 2005 (unaudited)	31 December 2004 (unaudited)
ORLEN PetroTank Sp. z o.o.	11 298	11 298
Ship Service S.A.	3 145	6 645
PetroProfit Sp. z o.o.	1 175	1 175
Other	2 012	1 383
	---------	---------
Total	**17 630**	**20 501**
	=====	=====

3.6. Dividends

On 29 June 2005, the Company's General Shareholders' Meeting adopted a resolution to pay a dividend from the net profit of 2004 in the amount of PLN 911,020,299.91. The date of payment was defined in the following way:
- the first instalment of PLN 457,648,695.27, giving PLN 1.07 per share, was paid on 1 September 2005;
- the second instalment of PLN 453,371,604.64, giving PLN 1.06 per share, was paid on 1 December 2005.

3.7. Interest-bearing loans and borrowings

	31 December 2005 (unaudited)	31 December 2004 (unaudited)
Bank loans	3 957 573	2 300 971
Other loans and borrowings	13 065	30 192
Debenture bonds	424 003	-
	-------	-------
Total, including:	4 394 641	2 331 163
	=======	=======
Short-term	1 111 754	247 627
Long-term	3 282 887	2 083 536

The value of interest-bearing loans and borrowings drawn by the Group increased net by PLN 2,063,478 thousand for 12 months ended 31 December 2005.

The change in indebtedness level results mainly from:
- drawing loans translated to PLN:
  - CZK 750,000 thousand (PLN 103,500 thousand) in BH w Warszawie S.A.
  - CZK 750,000 thousand (PLN 103,500 thousand) in PKO BP S.A.
  - EUR 44,154 thousand (PLN 170,387 thousand) in Societe Generale Bank Consortium as the Leading entity
- drawing loans in PLN:
  - 79,306 thousand in Bank Pekao S.A.
  - 28,193 thousand in BH w Warszawie S.A.
  - 45,275 thousand in PKO BP S.A.
  - 42,952 thousand in Bank Ochrony Środowiska S.A.
  - 21,988 thousand in BPH PBK S.A.
  - 7,652 thousand in BRE Bank S.A.
  - 10 thousand in Kredyt Bank S.A.
- increase in indebtedness as at 31 May 2005 due to acquisition of the Unipetrol Group by CZK 11,714,060 thousand (PLN 1,552,113 thousand)
- loans drawn by the Unipetrol Group of CZK 147,720 thousand (PLN 19,632 thousand)
- increase in indebtedness due to acquisition of the Unipetrol Group (issue of debenture bonds by the Unipetrol Group until 31 May 2005) of CZK 3,190,392 thousand (PLN 424,003 thousand).
- PLN 32,776 thousand resulting from foreign exchange differences at PKN ORLEN S.A.

(all amounts in PLN thousand)

- loans drawn by ORLEN Deutschland A.G. of EUR 60,650 thousand (PLN 234,105 thousand)
- repayment of loans translated to PLN (using historical exchange rate):
  CZK 750,000 thousand (PLN 103,500 thousand) in BH S.A.
  CZK 750,000 thousand (PLN 103,500 thousand) in PKO BP S.A.
  USD 18,411 thousand (PLN 65,853 thousand) of a consortium double currency loan (ING acting as Agent)
- repayment of loans in PLN
  37,084 thousand in PKO BP S.A
  31,074 thousand in BH S.A.
  25,480 thousand in ING Bank Śląski S.A.
  16,606 thousand in Bank Pekao S.A.
  10,680 thousand in Narodowy Fundusz Ochrony Środowiska
  7,708 thousand in BPH PBK S.A.
  8,360 thousand in BNP PARIBAS POLSKA
  5,639 thousand in Bank Współpracy Europejskiej S.A.
  4,178 thousand in Kredyt Bank S.A.
  3,286 thousand in BGŻ S.A.
  943 thousand in Bank Millenium S.A.
  31,049 thousand resulting from foreign exchange differences at BOP Sp. z o.o.
  12,142 thousand resulting from foreign exchange differences at ORLEN Deutschland AG
- repayment of loans in ORLEN Deutschland AG of EUR 5,259 thousand (PLN 20,301 thousand)
- repayment of loans by the Unipetrol Group of CZK 2,341,302 thousand (PLN 311,159 thousand).

3.8. Cost by kind

	12 months ended 31 December 2005 (unaudited)	3 months ended 31 December 2005 (unaudited)	12 months ended 31 December 2004 (unaudited)	3 months ended 31 December 2004 (unaudited)
Materials and energy	21 529 478	7 191 273	12 493 400	3 383 425
Cost of merchandise and materials sold	11 560 684	3 068 779	10 594 203	2 912 131
External services	2 342 159	803 044	1 751 876	465 931
Payroll, social security and other employee benefits	1 266 987	378 200	1 090 394	283 216
Depreciation	1 736 673	617 163	1 319 415	363 405
Taxes and charges	284 151	61 052	282 488	57 858
Other	1 523 691	627 683	1 037 903	487 965
	40 243 823	12 747 194	28 569 679	7 953 931
Adjustments:				
Change in inventory and prepayments	(575 982)	(202 989)	(76 091)	60 902
Cost of products and services for own use	645 640	298 735	(103 649)	(21 419)
Operating cost	40 313 481	12 842 940	28 389 939	7 993 414
Distribution expenses	(2 233 010)	(625 004)	(2 164 061)	(517 348)
General and administrative expenses	(1 029 000)	(347 626)	(855 341)	(228 786)
Other operating expenses	(1 182 376)	(499 808)	(768 219)	(406 838)
Cost of merchandise and raw materials sold*	35 869 095	11 370 502	24 602 318	6 840 442

* including abnormal amounts of production cost excluded from cost of inventories according to IAS 2 'Inventories'.

(all amounts in PLN thousand)

3.9. Net financial revenues and expenses

	12 months ended 31 December 2005 (unaudited)	3 months ended 31 December 2005 (unaudited)	12 months ended 31 December 2004 (unaudited)	3 months ended 31 December 2004 (unaudited)
Interest paid	(198 201)	(76 354)	(108 957)	(27 487)
Negative foreign exchange surplus	(181 652)	(42 525)	(7 120)	355
Interest received	123 790	40 197	70 195	46 268
Positive foreign exchange surplus	169 312	61 552	399 634	272 403
Gains on trade in shares and other securities	7 069	1 548	2 575	(5 705)
Dividends received	9 080	509	294	28
Unrealized premium of the acquired receivables of the Unipetrol Group	142 755	-	-	-
Other	124 528	20 514	(65 542)	(45 424)
Total	**196 681**	**5 441**	**291 079**	**240 438**

3.10. Corporate income tax

	12 months ended 31 December 2005 (unaudited)	3 months ended 31 December 2005 (unaudited)	12 months ended 31 December 2004 (unaudited)	3 months ended 31 December 2004 (unaudited)
Current tax	(730 853)	(136 199)	(692 628)	(200 080)
Deferred tax	(3 026)	31 488	85 911	60 429
Total	**(733 879)**	**(104 711)**	**(606 637)**	**(139 651)**

The PKN ORLEN Group does not form a tax group under Polish regulations. PKN Orlen Group contains Basell Orlen Polyolefins Sp. z o.o. capital group which is also tax capital group comprising Basell Orlen Polyolefins Sp. z o.o. and Basell Orlen Polyolefins Sprzedaż Sp. z o.o.

(all amounts in PLN thousand)

IV. GROUP ACHIEVEMENTS IN THE FOURTH QUARTER 2005 TOGETHER WITH CIRCUMASTANCES AND EVENTS WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

In the fourth quarter of 2005 there were intense preparations for implementation of segment management starting from 1 January 2006. On 10 November 2005 the implementation process was announced to the management team of PKN Orlen Group and to labor unions operating in the Company. Planned solutions set precise scope of responsibilities of individual executive directors for coordination of segments and for support functions within the Company. The segment management will result in transfer of some decisions to the medium grade management, simplification of procedures, unequivocal responsibility as well as concentration on key assignments. These changes will ensure various benefits for all Group entities, to which we can include optimization of investment expenditures, production and sales synergy (as a result of optimization in operating planning), coordination of procurement policy within the Group, centralization and costs savings in the area of support functions as well as costs savings in the Group companies. According to the assumptions the implementation of segment management rules will embrace the Czech capital group starting from 1 January 2007.

On 18 November 2005 the Management Board approved new Organizational Rules and Regulations of PKN ORLEN S.A., in force starting from 1 January 2006, which legitimized new division of responsibilities between individual members of the Management Board as well as implementation of the segment management. These Rules and Regulations introduced also new elements of organizational structure (segment, support function), set rules of the segment management as well as defined criteria for division of the Group's activity into segments and assignment of the companies to segments. The Group companies were assigned to Executive Directors in individual organizational departments in compliance with content-related supervision for respective area in the Company.

According to the resolution of the Supervisory Board dated 22 December 2005 the number of members of the Management Board was increased from 6 to 7. In consequence, new Organizational Rules and Regulations were approved, in force from 1 January 2006, according to which the responsibility of the Management Board Members was divided as follows:

- President of the Management Board, CEO,
- Vice-President of the Management Board, Chief Investment Officer,
- Vice-President of the Management Board, Cost Management,
- Vice-President of the Management Board, Upstream and Crude Procurement,
- Vice-President of the Management Board, Retail and Commercial Sales,
- Member of the Management Board, Chief Financial Officer,
- Member of the Management Board, Organization and Capital Group.

Deputy General Director for Operational Activities is responsible for production maintenance, technical development and property investments. On 22 December 2005 new group of Vice-President of the Management Board for Upstream and Crude Procurement was introduced including: Crude Oil Department and Upstream Department (responsible for supervision over activities relating to search for and upstream of crude oil and gas).

The most significant activities relating to restructuring of PKN Orlen S.A. Group in the fourth quarter of 2005 were as follows:

- sale of 463 shares in Petrotel Sp. z o.o. for total amount of PLN 463 thousand to Petrotel's employees. In consequence, the stake of PKN Orlen S.A. in Petrotel Sp. z o.o. decreased from 80.65% to 75.00%.
- the decrease in share capital of a subsidiary company, ORLEN Medica Sp. z o.o. from PLN 13,273 thousand to PLN 8,991.5 thousand. The decrease was done by remission of 8,563 shares of nominal value of PLN 500.00 each in order to cover net loss of ORLEN Medica Sp. z o.o. for the financial year 2004, incurred as a result of revaluation of assets due to the change in the accounting principles applied, from Polish Accounting Standards to International Accounting Standards.
- sale of 5,000 shares in RAF-LAB Sp. z o.o., constituting 100% of share capital of RAF-LAB Sp. z o.o. to ORLEN Laboratorium Sp. z o.o. by Rafineria Nafty Jedlicze S.A. for total amount of PLN 2,500 thousand.
- purchase of 3,360 shares in ORLEN Oil Sp. z o.o., seated in Kraków, with nominal value of PLN 1,000 each, from Rafineria Czechowice S.A. by PKN ORLEN S.A. for total amount of PLN 6,552 thousand. In consequence, the stake of PKN ORLEN S.A. increased from 47.21% to 51.69%.

As at the end of the fourth quarter 2005, PKN ORLEN S.A. held directly or indirectly shares in the following entities over which it executes control, joint control or exercises significant influence:

- 130 subsidiaries,
- 5 jointly controlled entities,
- 22 associated companies.

(all amounts in PLN thousand)

In comparison to the end of the fourth quarter 2004, the number of subsidiaries, jointly controlled companies and associated companies increased from 107 to 157. 119 companies were consolidated as compared to 71 companies in the fourth quarter of 2004. The increase in the total number of companies and consolidated companies resulted from the acquisition of the Unipetrol a.s. holding and inclusion of financial results of the Czech companies in the consolidated financial statements of the PKN ORLEN Group.

The most significant factors influencing the Group's operating results for the fourth quarter 2005, as compared to results for the fourth quarter of 2004 consist of the following:

- increase in margins (cracks) for gasoline from 92.26 to 114.46 USD/t (by 24.1%), Ekoterm from 108.93 to 114.83 USD/t (by 5.4%) and Jet A1 aviation fuel from 142.91 to 162.76 USD/t (by 13.9%) and decrease in margins (cracks) for diesel oil from 160.92 to 137.36 USD/t (by 14.6%);
- increase in the average commodity price for Brent crude oil from 43.88 to 56.91 USD/bbl (by 29.7%);
- increase in the volume of gasoline and diesel oil sold by 20.0% and 34.6%, respectively;
- increase in the volume of LPG sold by 20.7%;
- increase in the crude oil throughput by 35.8%;
- average exchange rate of U.S. dollar against the Polish currency growing slightly from PLN 3.27/USD to PLN 3.29/USD (by 0.6%);
- decrease in margins (cracks) for ethylene from 579.77 to 545.92 USD/t (by 5.8%) and increase in margins (cracks) for propylene from 478.81 to 529.59 USD/t (by 10.6%);
- decrease in Ural/Brent differential from /-6.13/ USD/bbl to /-3.63/ USD/bbl (by 40.8%);
- average exchange rate of euro against the Polish currency falling from PLN 4.24/EUR to PLN 3.91/EUR (by 7.8%).

In the fourth quarter 2005, the volume of wholesale and retail sale of engine fuel (gasoline, diesel oil, LPG, Jet A1) and light fuel oil (Ekoterm) in the Group amounted to 3,320,936 tonnes and was higher than sales in the fourth quarter 2004 by 494,223 tonnes (by 17.5%). In four quarters of 2005 sales of those products amounted to 12,115,335 tonnes and increased by 1,653,704 tonnes (by 15.8%) as compared to the prior year. During the fourth quarter 2005 total sales of finished goods (refining, chemical and other) amounted to 4,719,220 tonnes and was higher than in the fourth quarter of the prior year by 678,681 tonnes (by 16.8%); the above total sales for four quarters of 2005 amounted to 17,537,792 tonnes and was higher compared to the prior year by 2,594,734 tonnes (by 17.4%). During the fourth quarter 2005, retail sales of engine fuel (gasoline, diesel fuel, LPG) and light fuel oil amounted to 898,738 tonnes and was higher than sales in the comparable period of the prior year by 46,366 tonnes (by 5.4%); total retail sales for four quarters of 2005 increased by 3.9% to 3,475,603 tonnes.

Sales tendencies in main products are presented in the below table:

Sales of light products in the PKN ORLEN S.A. Group (by volume)	4th quarter 2004		4th quarter 2005		Change (%) 4th quarter 2005/ 4th quarter 2004
Wholesale of key light products, including:		1 974 341		2 422 198	122,7
- gasoline (tonnes)		453 938		649 721	143,1
- diesel oil (tonnes)		757 596		1 078 117	142,3
- Jet A-1 (tonnes)		108 498		111 222	102,5
- Ekoterm (tonnes)		614 722		527 456	85,8
- LPG (tonnes)		39 587		55 682	140,7
Retail sales of key light products, including:	1 098 521	852 372	1 151 948	898 738	105,4
- gasoline ('000 litres) / (tonnes)	656 581	495 719	648 415	489 553	98,8
- diesel oil ('000 litres) / (tonnes)	382 520	323 229	445 920	376 802	116,6
- Ekoterm ('000 litres) / (tonnes)	105	89	15	13	14,6
- LPG ('000 litres) / (tonnes)	59 315	33 335	57 598	32 370	97,1
Total sales of fuels (tonnes)		2 826 713		3 320 936	117,5
- including engine fuels (tonnes)		2 211 902		2 793 467	126,3

*) sales of fuels including merchandise (gasoline, diesel oil, light fuel oil, LPG, Jet A-1) realized by Unipetrol a.s. in the fourth quarter 2005 amounted to 608.286 tonnes; retail sales of engine fuels including merchandise (gasoline, diesel oil, LPG) accounted for 95,972 tonnes.

Sales of light products in the PKN ORLEN S.A. Group (by volume)	4 quarters 2004		4 quarters 2005		Change (%) 4 quarters 2005/ 4 quarters 2004
Wholesale of key light products, including:		7 117 162		8 639 732	121,4
- gasoline (tonnes)		1 819 070		2 330 948	128,1
- diesel fuel (tonnes)		2 795 398		3 787 578	135,5
- Jet A-1 (tonnes)		372 566		464 971	124,8
- Ekoterm (tonnes)		1 957 193		1 851 782	94,6
- LPG (tonnes)		172 935		204 453	118,2
Retail sales of key light products, including:	4 307 800	3 344 469	4 475 223	3 475 603	103,9
- gasoline ('000 litres) / (tonnes)	2 573 469	1 942 969	2 557 185	1 930 675	99,4
- diesel fuel ('000 litres) / (tonnes)	1 507 637	1 273 953	1 649 953	1 394 210	109,4
- Ekoterm ('000 litres) / (tonnes)	514	434	192	162	37,3
- LPG ('000 litres) / (tonnes)	226 180	127 113	267 893	150 556	118,4
Total sales of fuels (tonnes)		10 461 631		12 115 335	115,8
- including engine fuels (tonnes)		8 504 004		10 263 391	120,7

Significant decrease in operating results of the Parent Company and the Group in forth quarter 2005 as compared to the parallel period in the prior year was due to a number of factors, including:
- high level of crude oil prices,
- decrease in margins (cracks) for diesel oil,
- decrease in Brent/Ural differential.

The results of the Parent Company in comparison to the Group were as follows:

in PLN thousand

Item	4th quarter 2004		Share of PKN In the Group	4th quarter 2005		Share of PKN In the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	3 327	3 240	97,4	4 519	3 373	74,6
Net sale revenues	8 399 241	5 419 016	64,5	12 968 831	6 719 158	51,8
Gross profit on sales	1 558 799	1 323 267	84,9	1 598 329	1 104 748	69,1
Profit on operations	561 375	585 918	104,4	400 410	448 943	112,1
Gross profit	853 224	654 694	76,7	444 959	525 682	118,1
Net profit	713 573	522 253	73,2	340 248	419 098	123,2

In PLN thousand

Item	4 quarters 2004		Share of PKN in the Group	4 quarters 2005		Share of PKN in the Group
	Group	PKN	(%)	Group	PKN	(%)
Crude oil throughput ('000 tonnes)	12 654	12 194	96,4	15 383	12 569	81,7
Net sale revenues	30 728 894	18 938 790	61,6	42 804 215	22 789 106	53,2
Gross profit on sales	6 126 576	4 732 396	77,2	6 935 120	5 216 617	75,2
Profit from operations	2 689 265	2 446 242	91,0	5 059 931	2 706 217	53,5
Gross profit	3 173 438	2 680 817	84,5	5 457 825	3 176 490	58,2
Net profit	2 566 801	2 154 026	83,9	4 723 946	2 543 908	53,9

In the fourth quarter 2005, PKN ORLEN S.A. Group's refinery throughput amounted to 4,519 thousand tonnes of crude oil and in four quarters 15,383 thousand tonnes. The achieved level of throughput in the fourth quarter 2005 is by 35.8% higher than in the analogous period of the prior year, and for four quarters of 2005 by 21.6%. The high level of change was due to recognition in 2005 of Unipetrol a.s. throughput, which in the fourth quarter 2005 amounted to 1,122 thousand tonnes of crude oil.

In the fourth quarter 2005 the Group's profit from operations amounted to PLN 400 million, compared to PLN 561 million in the parallel period of 2004. The decrease in profit from operations results primarily from the low level of Brent/Ural differential in the fourth quarter 2005. Profit from operations was also influenced by high level of other operating costs resulting from restructuring provision created in PKN ORLEN S.A. Provision of PLN 137 million was also created in ORLEN Deutschland.

Profit from operations for four quarters of 2005 amounted to PLN 5,060 million and was by 88.2% higher than in the comparative period of 2004. The considerably high profit for 12 months of 2005 is a result of purchase of Unipetrol a.s. and recognition of the excess of the fair value of the acquired net assets over the acquisition cost of PLN 2,006 million in other operating income.

In the fourth quarter of 2005 the Group's net profit amounted to PLN 340 million and was lower by 52.3% than net profit earned in the fourth quarter of the prior year. Apart from factors mentioned above concerning operating activity, the decrease in the net profit in the fourth quarter 2005 resulted from fall in financial revenues. In the fourth quarter 2004 there was a high level of positive foreign exchange rate differences which increased financial revenues. For four quarters of 2005 net profit amounted to PLN 4,724 million and was by 84.0% higher than profit earned in the comparative period of the prior year.

Consolidated financial data of the Group by business segment are as follows:

In PLN thousand

Item	4th quarter 2004					4th quarter 2005				
	Refining Segment	Chemical Segment	Other operations	Adjust.	Total	Refining Segment	Chemical Segment	Other operations	Adjust.	Total
Segment result	444 842	278 179	-65 295	210	657 936	336 574	246 485	-107 902	-633	474 524
Unallocated revenues of the Group and other					12 796					8 921
Unallocated costs of the Group and other					-109 357					-83 035
Profit from operations					561 375					400 410

Item	4 quarters 2004					4 quarters 2005				
	Refining Segment	Chemical Segment	Other operations	Adjust	Total	Refining Segment	Chemical Segment	Other operations	Adjust	Total
Segment result	2 245 506	880 662	-32 372	335	3 094 131	3 804 101	1 972 145	186 033	-263 571	5 698 708
Unallocated revenues of the Group and other					53 613					136 928
Unallocated costs of the Group and other					-458 479					-775 705
Profit from operations					2 689 265					5 059 931

In the fourth quarter 2005, as compared to the analogous period of the prior year, total profit from operations decreased by 28.7%. These tendencies were primarily caused by the results of the refining segment (decrease by 24.3% compared to the fourth quarter 2004). The companies of Unipetrol a.s. group earned in this segment profit of PLN 46,532 thousand. The results of chemical segment also worsened in the fourth quarter 2005, mainly as a consequence of a rapid decrease in margins on most of petrochemical products (benzene, ethylene, glycols, phenol, butadiene, acetone, paraxylene, orthoxylene). The companies of Unipetrol a.s., which were also affected by an economic slump, earned in this segment profit from operations of barely PLN 3,141 thousand.

During four quarters of 2005, as compared to the parallel period of the prior year, total profit from operations increased by 88.2%. It results from the increase of the refining segment by 69.4% due to high crack margins in 2005 as well as the estimated excess of the fair value of the acquired net assets over the acquisition cost (PLN 825,169 thousand). Unipetrol a.s. earned in this segment PLN 173,168 thousand. The increase of the chemical segment results by 123.9% was influenced by recognition of the excess of fair value of the acquired net assets over the acquisition cost (PLN 1,076,642 thousand), high margins for petrochemical products in the first half of 2005 and advantageous results of the Czech holding (PLN 105,316 thousand) recorded in this segment.

Cost cutting program introduced in PKN Orlen S.A. resulted in cost savings of PLN 228 million in the fourth quarter 2005 as compared to PLN 149 million in the fourth quarter of the previous year (calculated in relation to base value i.e. costs for the year 2002).

In the fourth quarter of 2005, the Parent Company did not issue any securities under the Bond Issuance Program.

(all amounts in PLN thousand)

V. CIRCUMSTANCES AND EVENTS, IN PARTICULAR OF A NON-STANDARD NATURE, WHICH HAVE SIGNIFICANT IMPACT ON FINANCIAL RESULTS

During the twelve-month period ended 31 December 2005 the following significant events influencing the information presented in these condensed consolidated financial statements occurred:

1. Purchase of UNIPETROL shares

On 24 May 2005, the Company acquired 114,224,038 registered shares in UNIPETROL a.s., which is approximately 62.99% of all issued Unipetrol a.s shares. The acquisition was made under the agreement concluded by PKN ORLEN on 4 June 2004 with the National Property Fund of the Czech Republic.
Unipetrol is a group of companies operating in the chemical sector in the Czech Republic, mainly in activities related to processing of crude oil, fuel distribution, production of fertilizers and petrochemicals. In all those activities Unipetrol is a representative of the industry sector in the Czech Republic and Central Europe. The Unipetrol Group consists mainly of the following companies:

- Česka Rafinerska (a joint venture, combined with: AgipPetroli, Conoco and Shell) and Paramo – the largest manufacturer of fuels, bitumin and other products related to refining of the crude oil – and Unipetrol Rafinerie – the largest Czech company dealing with purchase of crude oil and sale of crude oil derived products;
- Chemopetrol, Kaučuk i Spolana – manufacturers of mainly petrochemical products and plastics;
- Benzina – the network of petrol stations in the Czech Republic.

The Unipetrol Group has the following associates: Lovochemie – an important manufacturer of industrial fertilizers and other non-organic chemical products; Aliachem – a group of enterprises engaged in organic and non-organic chemical and plastics production; and a few entities operating in the area of distribution, research and services.

As a result of the purchase of Unipetrol shares, the Company acquired the following categories of assets, liabilities and contingent liabilities of the acquired company and settled the transaction as follows using the purchase method:

Initial fair value of assets and liabilities by main categories (in milion PLN):

Initial fair value of assets and liabilities by main categories (in milion PLN):	
Cash and cash equivalents	227 007
Property, plant and equipment*	7 008 720
Inventories	1 138 412
Receivables	1 912 516
Other assets*	1 089 904
Provisions	(143 558)
Non-current liabilities	(1 266 024)
Current liabilities	(3 006 451)
Contingent liabilities	(63 927)
Other liabilities**	(845 436)
Net assets of UNIPETROL at fair value	6 051 163
Share of PKN ORLEN in the net assets of UNIPETROL	3 811 628
Purchase price	1 562 197
Adjustment of purchase price according to the price formula included in the agreement	221 295
Acquisition costs***	23 108

* including initial fair value measurement in the amount of PLN 1,358,615 thousand
** including deferred tax on initial fair value measurement in the amount of PLN 353,240 thousand (calculated using the 26% tax rate, valid in the Czech Republic)
*** the acquisition costs comprise expenses related to advisory services, business trips, etc.

(all amounts in PLN thousand)

The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	2 005 028
Share of PKN ORLEN in the net assets of UNIPETROL	3 811 628
The excess of the share in the net consolidated assets over the acquisition cost, included in other operating income	(2 005 028)
Acquisition costs	(23 108)
Cash outflow relating to purchase of Unipetrol Group until 31 December 2005	1 562 197

Due to a large number of the acquired assets and liabilities of Unipetrol Group PKN ORLEN is currently engaged in the process of their valuation to fair value. The Group recognized a preliminary effect of the valuation of the acquired net non-current assets, except for the assets of Česka Rafinerska. The valuation of Česka Rafinerska's assets is in progress. Consequently, the initial value of the acquired assets and liabilities, as well as the excess of the share in consolidated net assets over the acquisition cost may diverge from the final valuation. The final settlement of the transaction may also be influenced by the increase in acquisition costs relating to the pending valuation processes aimed at the transaction settlement and restructuring of the acquired assets. Upon completion of all the relevant processes, the final calculation of the excess of the share in net consolidated assets over the acquisition cost may differ significantly from that presented above.

According to the Management Board, the final settlement of the transaction should be presented in the consolidated annual financial statement for 2005.

PKN ORLEN has been consolidating the Unipetrol Group using the full method since the acquisition date.

In accordance with IFRS 3 "Business Combinations", the below table presents the consolidated revenues and financial result of the PKN ORLEN Group (including consolidated financial data of Unipetrol for the period from 1 January 2005 to 31 December 2005), as if the acquisition date coincided with the beginning of the period.

Consolidated pro forma cumulative data for four quarters of 2005, excluding adjustments to fair value, are as follows:

Net sale revenues	48 038 714
Operating revenues	2 615 262
Financial revenues	608 954
Financial result	4 831 689

The Management Boards of PKN ORLEN and Unipetrol intend to restructure the Unipetrol Group. In accordance with the strategy announced on 17 October 2005 by the Management Boards of PKN ORLEN S.A. and Unipetrol it is projected to sell particular non-core business operations.

Actual acquisition costs incurred until 31 December 2005 amounted to PLN 29,752 thousand.

In January 2006, the Management Board of UNIPETROL initiated procedures leading to sale of shares in Spolana and Kaucuk. The sale will be conducted by means of a public tender. In January 2006 the Management Board of UNIPETROL decided to increase share capital in Benzina, a subsidiary company. The funding acquired from the increase would contribute to strengthening of Benzina's financial position and allow to restructure its indebtedness. Restructuring activities in Benzina would be aimed at reduction of operating and administration costs and development in quality of services. The disinvestment strategy was disclosed under Note VIII point 2.

(all amounts in PLN thousand)

2. Agreements for disposal of a portion of assets and liabilities related to purchase of Unipetrol shares

In 2003-2004, the former Management Board of PKN ORLEN concluded agreements with Agrofert Holding a.s. and ConocoPhillips Central and Eastern Europe Holdings B.V. concerning sale of part of assets and liabilities of the Unipetrol Group companies.

In 2005, the present Management Board, having analyzed all eventual consequences resulting from the above agreements and having consulted recognized independent experts, adopted and presented to the Supervisory Board a proceeding strategy related to execution of the agreements, taking into account the best interest of the Company and its shareholders.

In relation to the agreements concluded with Agrofert Holding a.s., in the second quarter 2005 the Management Board of PKN ORLEN created provisions to cover the potential negative financial effects related to execution of the agreements.

PKN ORLEN addressed Agrofert Holding a.s. several times with a suggestion of disclosing particulars of the agreements a number of times, yet as at the date of publication of these statements it did not obtain a consent for disclosing their full content.

Agrofert Holding a.s. agreed to disclose only portions of the agreements which it also presented at the press conference on 13 September 2005. PKN ORLEN S.A. still highlights its readiness to publish the agreements in their full wording yet after it obtains the relevant consent from Agrofert Holding a.s.

On 25 January 2006 PKN Orlen received a copy of a suit issued by Agrofert Holding a.s. regarding the payment of contractual penalty of EUR 77,266,500. The court proceeding in front of Court of Arbitration by the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague is currently in progress. The risk related to the above described proceeding has been recognized in these consolidated financial statements.

On 20 Fabruary 2006 the Management Board of PKN Orlen has decided to withdraw (in the understanding of Czech commercial code) from the agreements concluded with Agrofert Holding a.s. The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

The agreement with ConocoPhillips Central and Eastern Europe Holdings B.V. is in the process of termination and recently both parties PKN ORLEN and ConocoPhillips Central and Eastern Europe Holdings B.V. started the negotiations aiming at amicable settlement of the dispute.

3. Agreement with DEZA a.s.

In August and September 2005 UNIPETROL received letters from DEZA a.s., requesting execution of the agreements regarding sale of shares in AGROBOHEMIE a.s. and ALIACHEM a.s. UNIPETROL a.s. and DEZA a.s. each own 50% shares in AGROBOHEMIE a.s. The shareholder structure in ALIACHEM a.s. is as follows: AGROBOHEMIE a.s. owns 55,01% shares, UNIPETROL a.s. – 38,79% and DEZA a.s. – 4,67%. The remainder of 1,53% is owned by minority shareholders of ALIACHEM a.s.
Letters received from DEZA regarded the agreements for future payable assignment of shares, concluded between UNIPETROL a.s. and DEZA a.s. in relation to shares in AGROBOHEMIE a.s. and ALIACHEM a.s. on 12 October 2000 and 15 August 2001, respectively. The Management Board of UNIPETROL a.s., having thoroughly analyzed concluded agreements and received letters, has determined that these documents contain vital legal faults as well as are incompliant with best market practice. In conjunction with this fact the Management Board of UNIPETROL a.s. has proposed that DEZA a.s. modified the transaction documents in order to ensure its compliance with binding Czech law as well as market standards and practices. UNIPETROL a.s. has made endeavor (correspondence, direct meetings) to convince DEZA a.s. to modify agreements aimed at elimination of legal faults and coherence with compulsory market standards and practices. In spite of endeavors of UNIPETROL a.s., DEZA a.s. has rejected proposals of the Management Board of UNIPETROL a.s. In such a situation the Management Board of UNIPETROL a.s. decided to submit the case to court. On 14 December 2005 UNIPETROL a.s. filed a law suit regarding invalidity of agreements concerning shares of AGROBOHEMIE a.s. and ALIACHEM a.s.

Legal and financial effects of claims submitted by DEZA a.s. and interpretation of provisions of the concluded agreements regarding assignment of shares of AGROBOHEMIE a.s. and ALIACHEM a.s. may include necessity of assignment of shares (for a price that is not yet determined) and payment of penalties and compensations. By virtue of faults in agreements and substantial doubts regarding its validity, the relative financial impact on UNIPETROL a.s. is difficult to be quantified.

(all amounts in PLN thousand)

Due to loss of significant influence of Unipetrol Group on associated companies: Aliachem, Agrobohemie and Lovechemie, these assets were accounted for using the equity method as of 30 September 2005 and included in the consolidated balance sheet as at 31 December 2005 at that value.
Effective fourth quarter 2005, Aliachem, Agrobohemie and Lovochemie are treated as assets held for sale.

4. CO_2 Emission rights

In its financial statements, the Group recognized the CO_2 emission rights that were granted free of charge based on binding legal regulations resulting from the Kyoto Protocol dated 11 December 1997 to the United Nations Framework Convention On Climate Change, adopted by the European Union.
Emission rights granted free of charge are recognized in the balance sheet as intangible assets. The Group has recognized emission rights granted for the period of 3 years, as a difference between deferred income related to receipt of free of charge emission rights and its fair value at the date rights were granted.

Sale of emission rights is recognized as profit or loss in other operating revenues / expenses in the reporting period when the rights were sold. Profit / loss on sales of emission rights is determined as a difference between the net sales revenues and its carrying amount.

Information on granted emission rights and its balance sheet presentation	Quantity (Mg)	Value
Emission rights acquired by the Group in 2005 for the 3-year accounting period	36 941 257	3 001 698
Emissions planned in 2005	10 826 673	886 087
Emissions planned in 2006	11 360 873	923 532
Emissions planned in 2007	11 433 555	929 455

The net value of granted emission rights as at 31 December 2005 in the consolidated balance sheet of the Group, being the difference between granted emission rights and deferred income related to receipt of rights free of charge, amounted to nil.

5. Valuation of Polkomtel S.A.

In this consolidated financial statements of PKN ORLEN Group, 19,61% of shares in Polkomtel S.A. were valued using the equity method in 2005 and in 2004, as a comparative data. Based on opinions of independent experts, Polkomtel S.A. has been determined an entity, over which the Group exercises significant influence.

Share of Polkomtel in the consolidated financial result of the Group in 2005 amounted to PLN 204,705 thousand.

Share of Polkomtel in the consolidated financial result of the Group in 2004 amounted to PLN 181,118 thousand.

6. Consolidation of BOP by proportionate method

PKN ORLEN S.A. possesses a 50% share in a joint-venture enterprise - Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In the records presented for the fourth quarter of 2004 and the fourth quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.
As at 31 December 2005 and for the periods of 12 and 3 months ended 31 December 2005, the Group share in assets, liabilities, revenues and costs of BOP presented as follows:

	31 December 2005 (unaudited)
Current assets	376 564
Non-current assets	967 682
Current liabilities	301 332
Non current liabilities	494 664

(all amounts in PLN thousand)

	12 months ended 31 December 2005 (unaudited)	3 months ended 31 December 2005 (unaudited)
Revenue	507 330	139 667
Cost of goods, merchandise and raw materials sold	(465 691)	(152 387)
General and administrative expenses	(8 855)	(2 888)
Financial costs	(26 878)	(5 225)
Gross profit	26 313	(15 272)
Income tax expense	(10 749)	(2 815)
Net profit	15 564	(18 087)

(all amounts in PLN thousand)

VI. SEGMENT DATA

	Refining Segment for the period				Chemical Segment for the period				Other operations for the period				Adjustments for the period				Total for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004	
Revenues																				
Sales to external customers	35 130 325	10 213 526	25 885 659	7 051 971	6 686 254	2 361 460	4 082 509	1 115 094	883 896	365 484	699 375	209 700					42 700 475	12 940 470	30 667 543	8 376 765
Transactions with other segments	7 770 542	2 962 101	4 320 677	1 229 945	2 295 306	835 115	1 480 130	406 759	804 961	158 520	783 348	210 366	(10 870 809)	(3 955 736)	(6 584 155)	(1 847 070)	-	-	-	-
Settlement of hedging transactions					103 740	28 361	61 351	22 476									103 740	28 361	61 351	22 476
Total revenues	**42 900 867**	**13 175 627**	**30 206 336**	**8 281 916**	**9 085 300**	**3 224 936**	**5 623 990**	**1 544 329**	**1 688 857**	**524 004**	**1 482 723**	**420 066**	**(10 870 809)**	**(3 955 736)**	**(6 584 155)**	**(1 847 070)**	**42 804 215**	**12 968 831**	**30 728 894**	**8 399 241**
Total operating cost	**(39 656 402)**	**(12 656 931)**	**(27 626 012)**	**(7 682 452)**	**(8 236 469)**	**(3 031 074)**	**(4 699 482)**	**(1 225 809)**	**(1 704 317)**	**(563 008)**	**(1 461 567)**	**(452 020)**	**10 870 730**	**3 955 103**	**6 584 490**	**1 847 280**	**(38 726 458)**	**(12 295 910)**	**(27 202 571)**	**(7 513 001)**
Other operating income	308 388	142 813	208 431	116 205	170 894	109 426	32 480	11 086	40 126	12 110	55 786	15 461					519 408	264 349	296 697	142 752
Other operating expenses	(573 921)	(326 184)	(543 249)	(270 827)	(124 222)	(56 803)	(76 326)	(51 427)	(113 175)	(81 008)	(109 314)	(48 802)					(811 318)	(463 995)	(728 889)	(371 056)
The excess of the fair value of acquired net assets over the acquisition price	825 169	1 249	-	-	1 076 642	-		-	274 542	-		-	(263 492)				1 912 861	1 249	-	-
Result																				
Segment result	3 804 101	336 574	2 245 506	444 842	1 972 145	246 485	880 662	278 179	186 033	(107 902)	(32 372)	(65 295)	(263 571)	(633)	335	210	5 698 708	474 524	3 094 131	657 936
Unallocated revenues of the Group																	14 118	8 921	34 447	6 951
Unallocated excess of the fair value of acquired net assets over the acquisition price																	93 415	-	-	-
Unallocated costs of the Group																	(775 705)	(83 035)	(458 479)	(109 357)
Profit (loss) on the sale of all or part of shares of related parties																	29 395	-	19 166	5 845
Profit from operations																	5 059 931	400 410	2 689 265	561 375
Financial income																	639 077	139 549	617 698	437 966
Financial expenses																	(442 396)	(134 108)	(326 619)	(197 528)
Share in profit from investments accounted for under equity method	985	(17 704)	(309)	(561)	(7 477)	18 005	981	264	207 705	38 807	192 422	51 708					201 213	39 108	193 094	51 411
Gross profit																	**5 457 825**	**444 959**	**3 173 438**	**853 224**
Income tax expense																	(733 879)	(104 711)	(606 637)	(139 651)
Net profit																	**4 723 946**	**340 248**	**2 566 801**	**713 573**

(all amounts in PLN thousand)

	Refining Segment				Chemical Segment				Other operations				Adjustments				Total			
	for the period				for the period				for the period				for the period				for the period			
	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months	12 months	3 months
	ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004		ended 31 December 2005		ended 31 December 2004	
Cost incurred to acquire segment property, plant and equipment and intangible assets	984 121	370 222	711 190	220 609	904 678	192 187	722 074	239 822	158 726	67 479	70 150	21 420					2 047 525	629 888	1 503 414	481 851
Unallocated cost incurred to acquire property, plant and equipment and intangible assets																	42 444	12 070	34 455	10 390
Total cost incurred to acquire property, plant and equipment and intangible assets																	2 089 969	641 958	1 537 869	492 241
Segment depreciation	831 827	201 373	857 848	233 088	654 819	322 095	212 559	59 395	216 636	84 174	214 321	63 376					1 703 282	607 642	1 284 728	355 859
Depreciation of unallocated assets																	33 391	9 521	34 687	7 546
Total depreciation																	1 736 673	617 163	1 319 415	363 405
Non-cash expenses other than depreciation	325 469	181 476	294 218	174 546	85 557	52 346	27 905	14 806	134 227	51 706	84 524	39 288					545 253	285 528	406 647	228 640

(all amounts in PLN thousand)

Geographical segments

The table below presents the Group's consolidated sales by geographical segments for the periods of 12 and 3 months ended 31 December 2005 and 31 December 2004.

	Revenues from sale by geographical area for the period			
	12 months	3 months	12 months	3 months
	ended 31 December 2005		ended 31 December 2004	
Poland	22 527 401	6 327 391	19 956 839	5 501 376
Germany	9 904 673	2 576 553	9 257 499	2 493 654
Czech Republic	6 839 403	2 763 673	747 470	180 981
Other countries	3 532 738	1 301 214	767 086	223 230
Total revenues from sale by geographical area	**42 804 215**	**12 968 831**	**30 728 894**	**8 399 241**

(all amounts in PLN thousand)

VII. CONTINGENT ASSETS AND LIABILITIES

Contingent liabilities of PKN Olren Group as at 31 December 2005

	31 December 2005	
	Amount of liability	Expiration of liability
Guarantees and sureties granted to:		
consolidated related entities including:	**848 651**	
Guarantees and sureties of repayment of borrowings, overdraft credits, operating loans, and receivables resulting from the sale-purchase agreement by consolidated related entities	848 651	till 31.12.2013
unconsolidated related entities including:	**1 551**	
performance bond	1 551	till 20.11.2007
other entities including:	**175 980**	
duty guarantee	129 182	until further notice
performance bond and guarantee of proper defect removal	34 238	till 01.12.2008r.
Guarantee of borrowings repayment	5 431	till 30.06.2008r.
Other	7 129	till 31.03.2007r.
Total guarantees and sureties:	**1 026 182**	
Other contingent liabilities:		
excise tax guarantees, including collaterals submitted on behalf of third parties in respect of movements of harmonized excise goods under the excise tax suspension procedure and excise tax liability on goods kept in warehouses under the excise tax suspension procedure	939 879	
statement of voluntary submission for execution	126 127	
receivables endorsement	125 294	
blank bills	78 912	
legal cases	37 546	
letters of credit	14 491	
factoring with recourse	13 597	
Other	6 488	
Total other contingent liabilities:	**1 342 334**	
Guarantees, sureties and other contingent liabilities granted by PKN ORLEN S.A. Group		
Guarantees and sureties granted to:	**177 531**	
unconsolidated related parties	1 551	
other parties	175 980	
Other contingent liabilities:	**1 342 334**	
excise tax liabilities	939 879	
Other	402 455	
Total contingent liabilities of PKN OLREN S.A. Group:	**1 519 865**	

(all amounts in PLN thousand)

VIII. SIGNIFICANT EVENTS DURING THE PERIOD FROM 1 OCTOBER 2005 TO THE DATE OF THIS REPORT, PRESENTED IN THE REGULATORY ANNOUNCEMENTS

1. Closing of mandatory tender offers regarding shares of Unipetrol a.s., Paramo a.s. and Spolana a.s.

The Management Board of PKN ORLEN announced in the current report No. 66/2005 that the process of mandatory offers tender for shares issued by UNIPETROL a.s., PARAMO a.s. and SPOLANA a.s. has been finished on 12 October 2005. In accordance with the report provided to PKN ORLEN by Patria Finance a.s., a broker house attending to the MTO process, the minority shareholders subscribed are as follows:

- for the sale of 49,660 Paramo a.s. shares, standing for 3.7% of initial capital of that company,
- for the sale of 277,671 Spolana a.s. shares, standing for 3.6% of initial capital of that company,
- for the sale of 2,461 Unipetrol a.s. shares, standing for 0.0014% of initial capital of that company.

Total value of subscribed shares amounted to CZK 91.97 million, i.e. ca. PLN 12 million based on CZK/PLN average exchange rate as of 14 October 2005, as quoted by the National Bank of Poland.

(see also regulatory announcement no: 48/2005 dated 19 July 2005, 49/2005 dated 26 July 2005, 52/2005 dated 12 August 2005, 56/2005 dated 26 August 2005, 57/2005 dated 26 August 2005).

2. PKN ORLEN S.A. strategy of integration with Unipetrol a.s.

On 17 October 2005, Management Board of PKN ORLEN S.A. announced its strategy integration with Unipetrol a.s., including among others the expected effects of the operational improvement program and first results captured already in 2005.

The operational improvement program provides for an improvement in efficiency and realization of precisely selected targets which should contribute to an increase of Unipetrol's EBITDA by at least 45% in 2008 as compared to 2004, based on the same average macro-environment as in 2004.

The strategy adopted by Unipetrol anticipates also the capital group restructuring through sale of businesses which Unipetrol has independently determined as non-core: in Aliachem, Lovochemie, Agrobochemie and Kaučuk.

Smooth target realization in core segments: refinery, petrochemical, chemical and retail sale, will be supported by the created 26 Polish-Czech teams responsible for the defined tasks.

Assumed financial targets are:

▪ IRR of PKN ORLEN investment in Unipetrol	> 33.9%
▪ Consolidated EBITDA for Unipetrol in 2008	> EUR 442 million, including:
- impact of Partnership Program	*> EUR 138 million*

The first improvements to be captured by Unipetrol already in 2005 will amount to ca EUR 28 million.
The initial expected integration synergies in respect of PKN ORLEN will exceed EUR 24 million.

The aforementioned financial and operational targets are based on the following actual average macro-environment factors observed in 2004: Brent oil price USD 38.2/b, Brent/Ural differential USD 4.1/b, refinery margin USD 3.5/b, exchange rate of EUR/CZK 31.90.

Additional important assumptions considered in the above calculations:

- IRR – of PKN ORLEN investment in Unipetrol – of minimum 33.9% does not include the provisions - PKN ORLEN has made potential provisions for business risk which include a provision to cover possible negative financial effects associated with agreements concerning sale of some Unipetrol assets. Including the provision for potential business risk, IRR of PKN ORLEN investment in Unipetrol would amount to 28%.
- Consolidated EBITDA includes Unipetrol, Unipetrol Rafinérie, Paramo, Chemopetrol, Kaučuk, Spolana, Benzina fully consolidated; Česká Rafinérská consolidated by the proportional method; Agrobohemie and Aliachem consolidated by the equity method. EBITDA calculations do not include the effects of possible disinvestments.
- Unipetrol EBITDA base results for 2004 adjusted for one-off expenses and non-operating and extraordinary charges.
- EBITDA calculations do not include the effects of possible disinvestments of acquired assets.

(all amounts in PLN thousand)

- Price paid by PKN ORLEN to the Czech Property Fund for Unipetrol shares: CZK 11,303 million + 14.55% price adjustment = EUR 428 million, the price agreed for debt (CZK 1,745 million = EUR 58 million) less repayment of EUR 15 million, project costs of EUR 12 million. Total expected mandatory tender offer for shares cost of EUR 3.1 million included. Total investment: EUR 486 million (assuming EUR/CZK exchange rate of 30.35 as of 24.05.2005).
- Return on investment – of 33% - calculated using outlays as defined for the internal return ratio calculation included in the presentation "PKN ORLEN and Unipetrol – Partnership for the Central Europe", adjusted by the nominal value of receivables excluding repayments (EUR 104 million), and considering PKN ORLEN share in Unipetrol profit in 2009, including the impact of initiatives and average 2004 macroeconomic conditions.

3. Resignation of Mr. Michał Stępniewski from the PKN ORLEN Supervisory Board

The Management Board of PKN ORLEN announced in its regulatory announcement no 70/2005 that on 15 November 2005 acknowledged that Mr. Michał Stępniewski resigned from his position as a member of the Supervisory Board of PKN ORLEN effective from 14 November 2005.

The resignation followed his appointment to the position of Undersecretary of State in the Ministry of Treasury.

Mr. Michał Stępniewski was appointed to the Supervisory Board of PKN ORLEN on 24 June 2004. He was a member of the Strategy and Development Committee and also Appointments and Remunerations Committee. From 12 April to 7 July 2005 he held an office of the Deputy Chairman of the Supervisory Board.

4. Agreement to supply crude oil to PKN ORLEN

The Management Board of PKN ORLEN announced in its regulatory announcement no 71/2005 that on 16 November 2005 an agreement was concluded with PETRACO Oil Company Limited, seated in Guernsey. Starting from 1 December 2005, and with an agreement period to 31 December 2006, PKN ORLEN will be supplied by PETRACO with 2,700,000 tonnes of REBCO crude oil, based on Rosneft reserves. The provisions of the agreement allow the contractual period to be extended for two further years. The estimated gross value of the deliveries until 31 December 2006 is ca. USD 1,000,000,000 i.e. ca. PLN 3,391,500,000, based on a USD/PLN average exchange rate as of 16 November 2005, as quoted by the National Bank of Poland.

5. Purchase of RAF-LAB shares by ORLEN Laboratorium

The Management Board of PKN ORLEN announced in its regulatory announcement no 72/2005 that on 1 December 2005 Rafineria Nafty Jedlicze S.A. sold to ORLEN Laboratorium Sp. z o.o. 5,000 shares of RAF-LAB Sp. z o.o. (standing for 100% of its initial capital) for the total amount of PLN 2,500,000, equal to the total nominal value of the shares. The book value of the assets of RAF-LAB Sp. z o.o., bought by ORLEN Laboratorium Sp. z o. o., as at 31 October 2005 amounted to PLN 2,656,173.85.

6. Appointment of Member of PKN ORLEN Supervisory Board

The Management Board of PKN ORLEN announced in its regulatory announcement no 73/2005 that on 2 December 2005 it was informed by the Minister of State Treasury that in connection with the resignation of Mr. Michał Stępniewski, The Minister of State Treasury appointed on behalf of a shareholder, i. e. The State Treasury, Mr. Adam Maciej Pawłowicz to the position of the Member of the Supervisory Board of PKN ORLEN, with effect from 1 December 2005.

(see also: regulatory announcement no 70/2005 dated 15 November 2005)

7. Appeal Court has declared the invalidity of the resolution of the EGM regarding the appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board

The Management Board of PKN ORLEN announced in its regulatory announcement no 74/2005 that on 8 December 2005 the Appeal Court in Warsaw, having recognized the appellation of the Bengodi Finance SA against the decision of the District Court in Warsaw dated 1 June 2005, has declared the invalidity of the Resolution No 14 of the Extraordinary General Meeting of PKN ORLEN as of 5 August 2004 regarding the

(all amounts in PLN thousand)

appointment of Mr. Jacek Bartkiewicz to the position of the Chairman of the Supervisory Board of PKN ORLEN. The Court's decision is legally valid and PKN ORLEN has a right to submit an annulment.

(see also: regulatory announcement no 34/2005 dated 2 June 2005 and regulatory announcement no 66/2004 dated 12 August 2004)

8. ORLEN Medica initial capital decrease

The Management Board of PKN ORLEN announced in its regulatory announcement no 75/2005 that according to the declaration of the District Court in Warsaw, XXI Commercial Department of National Registry Court, dated 29 November 2005, the initial capital of ORLEN Medica was reduced from PLN 13,273,000 to PLN 8,991,500. Decrease of the initial capital of ORLEN Medica was made through the remission of 8,563 shares, of nominal value of PLN 500.00 each. The remission of shares was made without remuneration what was accepted by the shareholder-founder - PKN ORLEN.

9. Changes in PKN ORLEN Management Board

The Management Board of PKN ORLEN announced in its regulatory announcement no 76/2005 that the Supervisory Board of PKN ORLEN has appointed on the meeting on 21 December 2005, Mr. Cezary Stanislaw Filipowicz to the position of the Deputy President of the PKN ORLEN Management Board with effect from 2 January 2006. This complies with the motion of the Ministry of the State Treasury according to the § 9 item 1 point 3 of the Articles of Association of PKN ORLEN.

10. Signing of multi-currency debts financing agreement

The Management Board of PKN ORLEN announced in its regulatory announcement no 77/2005 that on 22 December 2005 it signed a Multi-currency Debts Financing Agreement structured as a club-deal type, in the amount of EUR 1,000,000,000, i.e. PLN 3,833,300,000, based on a EUR/PLN average exchange rate as of 22 December 2005, as quoted by the National Bank of Poland.

Parties of the agreement are:
PKN ORLEN S.A. as a debtor,
and
ABN Amro Bank N.V., BNP Paribas, Bank BPH S.A., Bank Polska Kasa Opieki S.A., The Bank of Tokyo-Mitsubishi Ltd., CALYON S.A., Citibank International Plc., ING Bank Slaski S.A., Kredyt Bank S.A., Powszechna Kasa Oszczednosci Bank Polski S.A., Societe Generale S.A. Department in Poland as creditors.

Duration of the debts financing applies to 5-year period from the date of signing the debts financing agreement, and includes two options allowing the contractual period to be extended for one further year.

11. Wholesale contract with Orlen PetroCentrum Sp. z o.o.

The Management Board of PKN ORLEN announced in its regulatory announcement no 1/2006 that on 4 January 2006 two wholesale agreements were concluded with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil for delivery during 2006. Estimate value of the agreements amounts to:
- first agreement – ca. PLN 1,934,000,000;
- second agreement – ca. PLN 376,000,000 .

The total value of the two agreements amounts to PLN 2,310,000,000.

12. Wholesale contract with BP Polska Sp. z o.o.

The Management Board of PKN ORLEN announced in its regulatory announcement no 2/2006 that on 4 January 2006 a wholesale agreement was concluded with BP Polska Sp. z o.o. for the delivery of gasoline and diesel oil during 2006. Estimate value of the agreements amounts to PLN 3,951,000,000.

(all amounts in PLN thousand)

13. Wholesale contract with Shell Polska Sp. z o.o.

The Management Board of PKN ORLEN announced in its regulatory announcement no 3/2006 that on 4 January 2006 a wholesale agreement was concluded with Shell Polska Sp. z o.o. for the delivery of gasoline and diesel oil during 2006. Estimate value of the agreements amounts to PLN 2,831,000,000.

14. Update to PKN ORLEN's strategy for 2006-2009

The Management Board of PKN ORLEN announced in its regulatory announcement no 4/2006 the update to PKN ORLEN's strategy for 2006-2009.

The updated strategy of PKN ORLEN assumes the continuation of the Company pro-efficiency measures, strengthening of PKN ORLEN presence in key business areas in domestic markets and monitoring of expansion opportunities in new areas and markets, with M&A activities being of central significance in the forthcoming years.

The main points of the updated strategy are:

1. The plans to initiate upstream operations with a view to ensuring own raw material base. Implementation of these plans will result in the ability to achieve significant growth in the Company's value and to enhance its competitive position. The program for the establishment of the upstream operations segment is divided into two phases: the first one - until 2009 and the second one - until 2015.

Assumptions for future production volumes envisage a gradual increase in the volume of raw material from 0.4 million tonnes in 2007 to at least 4.3 million tonnes in 2015. The capital outlays required for program implementation are estimated at USD 130 million per annum in the years 2007-2009, and in the following 5 years at USD 438 million per annum.

2. The financial targets planned to be attained in 2009 as follows, under the assumption that the macroeconomic conditions of 2004 are maintained*:
   - EBITDA: PLN 10 billion.
   - Annual average CAPEX: PLN 3.4 billion.
   - ROACE forecast at the level of minimum 18.5%
   - The forecast of financial leverage at the level of ca. 30-40%.

3. Making the level of dividend payments dependent on the Company's involvement in mergers and takeovers, and on the maintenance of an optimal capital structure. This solution is scheduled to be implemented in 2007, with an effect on the dividend payment for 2006. The Group will aim at paying the dividend at a level of at least 50% of FCFE (Free Cash Flow to Equity). However, should acquisitions prove significant, the Company's priority will be a return to safe indebtedness levels, which may lead to limited payments of the dividend in line with the FCFE-based approach. In case of sale of shares in Polkomtel and absence of other investment liabilities, the company plans the establishment of a dedicated Dividend Fund, which will enable higher dividend payments in the following years.

**The assumptions regarding macroeconomic conditions of 2004:*
- Brent price USD 38.3 /bbl,
- Brent-Ural differential USD 4.1 /bbl,
- Rotterdam refinery margin USD 5.6 /bbl,
- Exchange rates of PLN/EUR 4.52,
- Exchange rates of PLN/USD 3.65
- CAPEX (annual average 2006-2009) PLN 3.4 billion, depreciation and amortisation (annual average 2006-09) PLN 2.1 billion; potential CAPEX in M&A activities not involved.
- The financial data refer to the Capital Group of PKN ORLEN accounted under IFRSs (unless otherwise pointed).

(see also: regulatory announcement no 4/2006 dated 10 January 2006)

15. ORLEN Deutschland signed a supply contract with Deutsche BP Aktiengesellschaft

The Management Board of PKN ORLEN announced in its regulatory announcement no 6/2006 that on 12 January 2006 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period from J January 2006 till 31 December 2006. The estimated value of the transaction amounts to approximately EUR 800,000,000 i.e. PLN

(all amounts in PLN thousand)

3,034,640,000 based on EUR/PLN average exchange rate as of 12 January 2006, as quoted by National Bank of Poland.

16. Receipt of a copy of the citation from the Court of Arbitration regarding the contractual penalty

The Management Board of PKN ORLEN announced in its regulatory announcement no 8/2006 that on 25 January 2006 it has received a copy of the citation from the Court of Arbitration of the Czech Chamber of Commerce and Czech Chamber of Agriculture in Prague regarding the payment of the contractual penalty, submitted by Agrofert Holding a.s. headquartered in Prague. The value of the object of the dispute amounts to EUR 77,266,500 with interests.

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

17. Changes in the Supervisory Board of PKN ORLEN S.A.

The Management Board of PKN ORLEN announced in its regulatory announcement no 10/2006 that the Extraordinary General Meeting of 31 January 2006 dismissed Mr. Jacek Bartkiewicz from the position of the Chairman of the Supervisory Board and from the Supervisory Board.
EGM of PKN ORLEN has also dismissed the following members of the Supervisory Board: Mr. Maciej Gierej, Prof. Krzysztof Obłój, Mrs. Małgorzata Okońska-Zareba, Mr. Adam Sęk, Mr. Ireneusz Wesołowski.

At the same time the Extraordinary General Meeting appointed to the Supervisory Board of PKN ORLEN S.A.: Mr. Dariusz Dąbski as the Chairman of the Supervisory Board, Mr. Maciej Mataczyński as an independent Member, and Messrs. Zbigniew Macioszek and Wojciech Pawlak as Members of the Supervisory Board.

As at 31 December 2005 the Supervisory Board of PKN Orlen included two independent members: Mr. Wesołowski and Mr. Andrzej Olechowski, while as at 27 February 2006 The Supervisory Board of PKN ORLEN included three independent members: Mr. Raimondo Eggink, Mr. Andrzej Olechowski and Mr. Maciej Mataczyński.

18. Decision of withdrawing from the contracts with Agrofert Holding a.s.

The Management Board of PKN ORLEN announced on 20 February 2006 that it has decided to withdraw (in accordance with Czech Republic commercial code) from the Cooperation Agreement concluded on 19 November 2003 and General Agreement on terms of future share purchase concluded on 7 April 2004 with Agrofert Holding a.s. ("Agreements"). The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by allowing DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.
The fact of execution of the option has been confirmed by public announcement of Unipetrol a.s. dated 15 December 2005.

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

19. ORLEN Deutschland signed a supply agreement with Shell Deutschland Oil GmbH

The Management Board of PKN ORLEN announced in its regulatory announcement no 13/2006 that on 23 February 2006 ORLEN Deutschland AG signed a supply agreement with Shell Deutschland Oil GmbH Hamburg for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period from January 2006 till 31 December 2006. The estimated value of the transaction amounts to approximately EUR 600,000,000 i.e. PLN 2,271,240,000 based on EUR/PLN average exchange rate as of 23 January 2006, as quoted by National Bank of Poland.

(all amounts in PLN thousand)

IX. SHAREHOLDERS HOLDING DIRECTLY OR INDIRECTLY VIA RELATED PARTIES AT LEAST 5% OF THE TOTAL VOTES AT THE PARENT'S GENERAL MEETING AS AT THE DATE OF FILING THE REPORT

Shareholder	% of votes at the GSM presented in the prior quarter report *	Number of shares presented in the prior quarter report *	Change of % in the period 31.10.2005 - 10.02.2006r.	% of votes at GSM at the report filing date**	Number of shares at the report filing date**
Nafta Polska S.A.	17.32%	74 076 299	-	17.32%	74 076 299
State Treasury	10.20%	43 633 897	-	10.20%	43 633 897
The Bank of New York (holders of GDRs)	11.96%	51 166 086	(0.63)	11.33%	48 452 646
Other	60.52%	258 832 779	0.63	61.15%	261 546 219
Total	100%	427 709 061	-	100%	427 709 061

*Data as at 31 October 2005
**Data as at 10 February 2006

The percentage interest of the above shareholders in the Company's share capital is compatible with the percentage of votes at the General Shareholders' Meeting as at this report filing date.

X. CHANGES IN THE NUMBER OF THE COMPANY'S SHARES HELD BY THE MANAGEMENT BAORD AND SUPERVISORY BOARD IN ACCORDANCE WITH THE COMPANY'S RECORDS

The number of shares held by the Management Board and Supervisory Board in the fourth quarter 2005

	Number of shares, options as of the date of the prior quarter report filing *	Acquisition	Disposal	Increase due to changes in composition	Decrease due to changes in composition	Number of shares, options as at the date of report filing **
Management Board	-	-	-	-	-	-
Supervisory Board	**2 950**	-	-	**365**	-	**3 315**
Raimondo Eggink	2 950	-	-	-	-	2 950
Adam Pawłowicz	-	-	-	365	-	365

* Data as at 31 October 2005
** Data as at 10 February 2006

XI. INFORMATION CONCERNING SIGNIFICANT PROCEEDINGS IN FRONT OF COURT, BODY APPROPRIATE FOR ARBITRATION PROCEEDINGS OR IN FRONT OF PUBLIC ADMINITRATION BODIES AND ON OTHER RISKS OF THE PARENT COMPANY AND ITS RELATED PARTIES

1. Excise tax contingent liability of Rafineria Trzebinia S.A.

On 15 October 2004, the Head of the Customs Office in Kraków instituted tax proceedings in order to determine the excise tax liability at Rafineria Trzebinia S.A. for May, June, July and August 2004. As a result of the proceedings, on 5 April 2005 Rafineria Trzebinia S.A. received decisions from the Head of the Customs Office in Kraków, where the total excise tax liability was set for the period of May-August 2004 at about PLN 60 million. According to the Management Board of Rafineria Trzebinia S.A., the company possesses all necessary expert opinions confirming correctness of the applied classification of goods taxed with 0% rate. On 12 April 2005, the

(all amounts in PLN thousand)

Management Board of Rafineria Trzebinia S.A. filed an appeal against the discussed decisions and a motion to suspend execution of the decision until the date of settling the matter in the court of second instance.

On 5 May 2005, in reply to its motion, Rafineria Trzebinia S.A. received a decision from the Head of the Customs Office in Kraków suspending execution of the above decision.

On 9 June 2005 the Director of the Customs Chamber in Kraków, having examined the Company's appeal of 12 April 2005 against the decision of the Head of the Customs Office in Kraków of 31 March 2005, quashed the decision of the first instance authority and submitted it for further examination.

On 28 July 2005 the Head of the Customs Office in Kraków, upon receipt of the Customs Chamber decision, without providing any further evidence in the case determined an excise tax liability for May-September 2004 at total amount of about PLN 100 million. The above decisions were issued without any references to claims presented in the appeal of 12 April 2005. The Management Board of Rafineria Trzebinia S.A. still claims that it possesses all necessary legal opinions confirming correctness of the applied classification of goods taxable with 0% rate, which according to the Management Board guarantees a positive outcome of the proceedings.

On 9 August 2005 the Management Board of Rafineria Trzebinia S.A. appealed against the above decisions and filed a motion to suspend execution of the decisions until the case would be decided by the second instance authority. On 11 August 2005, the Head of the Customs Office in Kraków, having examined the Company's appeal of 8 August 2005, suspended the decision in respect of setting the excise tax liability for the period of May-August 2004 at about PLN 100 million. On 14 November 2005 the Head of the Customs Office in Krakow had refused to accept evidence from the hearings of witnesses using argument that it does not constitute any significant circumstances in respect of the case. In addition, the Customs Office declined to accept corrections to excise tax declarations submitted by the company for the period May-September 2004, resulting from the change in excise tax rate for technological oils from 60 PLN/Mg to 0%. The Office declined acceptance based on the fact that there were proceedings in progress in respect of the case.

On 30 December 2005 the Head of the Customs Office in Krakow issued a decision keeping the first instance authority's decision in force. Rafineria Trzebinia S.A. prepared a complaint to the Woivodship Administrative Court against the decision of the Head of the Customs Office in Krakow together with a motion to suspend execution of the decision. The complaint and a motion to suspend execution of the decision was submitted to the Woivodship Administrative Court in Kraków on 3 February 2006.

Currently, apart from the aforementioned proceedings initiated by the Customs Office in Kraków, acting under the authorization from the General Tax Control Inspector of 18 January 2005, the Tax Control Office in Kraków is conducting control proceedings with respect to reliability of the stated tax bases and correctness of calculation and settlement of excise tax and value added tax for 2002 and 2003. The deadline for completion of control proceedings is 31 March 2006. As at the date of preparation of these condensed financial statements, the final outcome of the above control proceedings or potential impact of control extended to other periods were not yet known.

On 25 November 2004, the Supervisory Board of Rafineria Trzebinia S.A. adopted a resolution on performing a tax audit for the period from 2000 to 2004, including a review of correctness of procedures and correctness of tax settlements to be summarized in "Report on agreed upon procedures concerning review of control procedures at Rafineria Trzebinia S.A.". The 2000-2004 tax audit was completed and its results were presented to the Supervisory Board.

On 22 April 2005, having received the report from the first phase of the audit of procedures, the Supervisory Board of Rafineria Trzebinia S.A. has recommended carrying out the second, more detailed phase of the "Report on agreed upon procedures", encompassing the analyzes of transactions in selected areas of the company's activity. As at the date of preparation of these condensed consolidated financial statements, the Supervisory Board has got acquainted with the results of the second phase of the audit and issued appropriate recommendations regarding the assessment of internal control to the Management Board.

In 2005, based on the decision of the Supervisory Board of Rafineria Trzebinia S.A. two tax audits and internal control audit were carried out.
Upon recommendations of the Supervisory Board based on conducted audits, the Management Board of Rafineria Trzebinia S.A. modified part of internal control procedures in order to mitigate risks in vital areas of the company's activities.

2. Claims and court proceedings

(all amounts in PLN thousand)

In accordance with an agreement of 20 December 2002, Tankpol Sp. z o.o. ("Tankpol") transferred to PKN ORLEN ownership of 40% shares in ORLEN PetroTank Sp. z o.o. ("Petrotank") in exchange for receivables due from Tankpol. In a law suit dated 11 August 2003 Tankpol demanded obligation of PKN ORLEN to transfer ownership of 324 shares in Petrotank and compensation of PLN 197,914.54. The demand was modified several times. Finally, in a note dated 22 January 2004, Tankpol modified its suit demanding compensation of PLN 36,383,832.79 with interest from the date of law suit until the payment date. In case of PKN ORLEN's refusal to compensate, Tankpol demanded that the court obliged PKN ORLEN to transfer ownership of 253 shares in Petrotank to Tankpol.

On 22 March 2005 the District Court in Warsaw dismissed Tankpol's suit and adjudged PKN ORLEN with a compensation of relevant costs. On 4 May 2005 Tankpol appealed against the verdict, on 27 June 2005 PKN ORLEN submitted its response to the appeal. The Court of Appeals in Warsaw declared that the Tankpol's appeal will be recognized on 21 March 2006.

3. Disposal of shares in NOM Sp. z o.o.

On 20 May 2003, the Management Board of the Company submitted a put option execution declaration for all Niezależny Operator Miedzystrefowy Sp. z o.o. ("NOM") shares owned by PKN ORLEN S.A. to Polskie Sieci Energetyczne S.A. ("PSE"). The "put" price amounted to PLN 111.5 million and was calculated as a sum of nominal value of the shares sold and a cumulative investment premium calculated according to the Agreement dated 8 June 2000 regulating the cooperation between the NOM shareholders.

On 20 October 2003, PSE filed a suit to the Court of Arbitration of the Polish Chamber of Commerce in Warsaw, regarding the determination of the invalidity of the sale of shares agreement.

On 26 April 2005 the Company received a verdict of the Court of Arbitration of the Polish Chamber of Commerce in Warsaw. The verdict of the arbitration court is unfavorable for the Company. As a consequence the estimations of the Management Board in relation to the assessment of the risk of non-collection of the above receivable was changed. The Company provided an allowance for the receivable in the amount of PLN 111.5 million presented in the financial statements for the year 2004.

On 20 May 2005 the Company filed a complaint at the District Court in Warsaw for quash of the above judgment of the arbitration court and applied for suspending the execution of the court verdict.
On 26 June 2005, the District Court rejected the application for suspending of execution of the arbitration court verdict.
On 29 July 2005, PKN ORLEN demanded that PSE would repay within a week the contractual penalty of PLN 111.5 million.
On 8 August 2005 PKN ORLEN received a letter from PSE where PSE stated it was not bound to settle the penalty.
On 5 August 2005 PKN ORLEN filed at the Court of Arbitration of the Polish Chamber of Commerce in Warsaw a suit for adjudication of the contractual penalty of PLN 111.5 million.

On 15 September 2005, PKN ORLEN filed at the Court of Arbitration of the Polish Chamber of Commerce in Warsaw an amended suit for adjudication of a contractual penalty.
According to the declaration of the Court of Arbitration of 7 December 2005, PKN ORLEN submitted a letter with motions of evidence and the statement regarding eventual suspension of the proceedings. PKN ORLEN's attorney received analogous letter from PSE. The Court of Arbitration did not declare the date of next seating.
Until the date of preparation of this report the District Court in Warsaw did not decide in respect of the complaint submitted by PKN Orlen.

As of 31 December 2005, shares in NOM were presented in this condensed consolidated financial statement as non-current financial assets in the net amount of PLN 18 million, after consideration of an impairment of shares allowance based on independent expert's valuation.

4. Power transfer fee in settlements with Zakład Energetyczny Płock S.A.

According to the paragraph 36 of the Decree of Ministry of Economy dated 14 December 2000 relating to detailed methods of determination and computation of tariffs and electricity settlement regulations (Official Journal No. 1 dated 15 January 2001), the method of settlement of system fee, constituting an element of a power transfer fee was changed. According to the paragraph 37 of the Decree a different method of system fee calculation has been allowed. Following the decision of the Chairman of the Energy Regulatory Office, the electricity sale agreement

(all amounts in PLN thousand)

between Zaklad Energetyczny Plock S.A. ("ZEP S.A.") and PKN ORLEN was signed. The agreement did not determine contentious issues concerning system fees for the period from 5 July 2001 to 30 June 2002, as it was regarded as a civil case to be settled by an appropriate court. ZEP S.A. called on PKN ORLEN to compromise agreement, while the District Court in Warsaw summoned PKN ORLEN as a co-defendant in a court case Polskie Sieci Energetyczne against ZEP S.A. The Company's Management estimated the claim and in 2002 set up an accrual in the amount of PLN 8,272 thousand for liability to ZEP S.A., and created a provision for that purpose in the amount of PLN 9,781 thousand.
As a consequence of the court decision PKN ORLEN was obliged to pay a liability connected with the system fee to ZEP S.A. in the amount of PLN 46,232 thousand. In relation to that in 2004 the provision for the business risk was increased by PLN 28,179 thousand to cover the whole claim.
The proceedings were suspended by the ruling of the District Court in Warsaw of 2 June 2005 until the case of PSE S.A. against ZEP S.A., where PKN ORLEN S.A. is an outside intervener, is decided. On 3 August 2005 a complaint was filed against the above decision of stay of proceedings. On 12 December 2005 the Court of Appeal in Warsaw, I Civil Depertment, dismissed the complaint regarding the decision of stay of proceedings.
In conjunction with the fact that the above described proceedings has not yet been ended, in 4 quarter 2005 PKN Orlen increased the provision for potential interest on the principal amount by PLN 8,900 thousand.

5. Anti-trust proceedings

As at the date of the preparation of the report, the Company is a party in two anti-trust proceedings.

Upon to the decision of the Chairman of the Office of Competition and Consumer Protection ("OCCP") from 21 March 2005, an anti-trust proceedings were started in connection with an allegation that Polski Koncern Naftowy ORLEN S.A. in Płock concluded an agreement with the Grupa Lotos S.A. in Gdansk which limited competition on the domestic sale market of universal petrol U95 through an unanimous decision to give up production and distribution of U95 and thus eliminating competition on the domestic U95 sale market as well as excluding the risk of the market take-over by the competition. Relating to the received letter PKN ORLEN S.A. released a statement on put charges and gave answers to questions set by the Chairman of OCCP.

The proceedings to take evidence are pending. They have been prolonged due to motions filed by PKN ORLEN S.A. in order to limit access rights to evidence and due to relative decisions that were issued in this respect by the Chairman of OCCP and which were sued at the Consumer and Competition Court by the Lotos Group S.A.

By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may be fined. However, in the light of lack of direct evidence that would indicate concluding of prohibited agreement, the risk of penalty is low.

On 21 March 2005, the Company received a letter in which the Chairman of OCCP requested information on monoethylene glycol and "Petrygo" radiator liquid market in the years 2000-2004. The letter concerns the proceedings in the area of setting prices for antifreeze "Petrygo" liquid to radiators and prices for monoethylene glycols. In these proceedings OCCP issued a decision of 19 July 2000 imposing penalty in the amount of PLN 40 million. The Company appealed to Anti-Trust Court against the negative decision of OCCP. On 13 August 2001 the Anti-Trust Court annulled fully the decision of OCCP, which accused PKN ORLEN S.A. of applying monopolistic practice, at the same time annulling the cash penalty. Consequently, in 2001 due to this fact the provision was fully reversed. OCCP applied on 4 October 2001 to annul the verdict. On 10 July 2003 the Supreme Court annulled the verdict of the District Court dated 13 August 2001.

The case was conducted again by the District Court in Warsaw and the Consumer and Competition Court (former Anti-Trust Court), which at the hearing on 21 July 2004 pronounced the judgment again revoking the appealed decision of OCCP.

Due to the received letter PKN ORLEN S.A. answered the questions of OCCP on 11 April 2005. Simultaneously OCCP approved prolongation of the period for responding to queries up to 6 May 2005 concerning determining the proper geographical market of monoethylene glycol. A response defining the adequate geographical market of monoethylene glycol was sent to OCCP on 6 May 2005. Upon the OCCP's request, additional information was provided on 18 May 2005.

The proceedings to take evidence are still pending. They are prolonged due to motions filed by PKN ORLEN S.A. and the petitioner in order to limit access rights to evidence and due to respective decisions issued in this respect by the Chairman of OCCP and which may be sued at the Consumer and Competition Court.
By virtue of the actual course of the proceedings it is difficult to assess the risk that PKN ORLEN S.A. may again be fined. However, in the light of time passed and significant changes in PKN ORLEN's market environment, the risk of penalty is low.

(all amounts in PLN thousand)

In both proceedings PKN ORLEN S.A. is represented by the legal office Kancelaria Adwokacka Prawa i Konkurencji based on the power of attorney granted by the Company's Management Board.

The financial statements do not include provisions related to the above proceedings as in the view of PKN ORLEN S.A. Management Board, supported by an independent legal opinion, a risk that the Company would be charged with a fine is remote.

6. Tax audit in ORLEN Oil Sp. z o.o.

On 13 December 2004, the Supervisory Board of Orlen Oil Sp. z o.o. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning review of control procedures in Orlen Oil Sp. z o.o." As at the date of preparation of these condensed consolidated financial statements, both the tax audit and "Report on agreed upon procedures concerning review of control procedures in Orlen Oil Sp. z o.o." did not reveal any material risks or discrepancies.

7. Tax audit in Rafineria Nafty Jedlicze S.A.

On 17 December 2004 the Supervisory Board of Rafineria Nafty Jedlicze S.A. adopted a resolution to conduct a tax audit for the period from 2000 to the present date, including the control of correctness of the Company's procedures and controls of settling tax liabilities which would be summarized in "Report on agreed upon procedures concerning review of control procedures in Rafineria Nafty Jedlicze S.A." As at the date of preparation of these condensed consolidated financial statements, the tax audit did not disclose risks which initially estimated value would have a significant impact on the company's further operations.

8. Investment relief

In accordance with the Decree on Investment Expenditure and in line with article 18a of the Corporate Income Tax Act (in force till 31 December 1999) and article 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000), the taxpayer is entitled to deduct investment expenditures from the tax base in a given tax year and in the following tax year half of the previously deducted amount, i.e. the so-called investment premium. In the years 1998-2003, the Group companies benefited from their entitlement to the following investment relieves and premiums (amounts deducted from income):

PKN Group	Investment relief	Investment premium
2001	98 927	43 750
2002	14 234	49 222
2003	-	6 923
Total	113 161	99 895

The tax relieves and premiums are conditional. The Corporate Income Tax regulations assume loss of the entitlement to investment relieves if any of the following events occurs within three years from the end of the tax year when the relief has been exercised:

1) the taxpayer has outstanding tax liabilities exceeding 3% of particular taxes due for specific tax years, in relation to taxes constituting the state budget's income and social insurance liabilities; in respect to VAT, the arrears may not exceed 3% of the output tax;
2) taxpayers transfer – in any form – ownership title to assets to which income deductions or tax exemptions relate; this does not refer to transfer of ownership resulting from a change in the legal personality, business combinations or separation of business entities carried out in compliance with the Commercial Code's regulations;

(all amounts in PLN thousand)

3) there are no longer grounds for recognition as the taxpayer's assets those items of property, plant and equipment which have been adopted for chargeable use under tenancy, lease or similar agreements;

4) the taxpayer is subject to liquidation proceedings or its bankruptcy has been declared;

5) the taxpayer receives any form of reimbursement of investment expenditure.

Tax authorities may also deny a claim to tax allowances if the taxpayer has been charged with outstanding tax liabilities at the moment in which the tax incentives deduction were recognized.

In accordance with the Amendment of 20 November 1998 to the Corporate Income Tax Act (Official Journal No. 144, item 931) when the title to deductions made under art.18a of the Corporate Income Tax Act (in force to 31 December 1999) and art. 3.1 of the Amendment of 20 November 1999 to the Corporate Income Tax Act (in force from 1 January 2000) no longer exists due to circumstances discussed under paragraph 1) above, it is assumed that the title is not lost if the taxpayer makes adjustments to its tax return and settles the tax arrears with accrued interest or settles the arrears with interest within 14 days from the decision of the first instance authority defining the tax liability.

Regarding purchase of assets in the Czech Republic, PKN Orlen Group is subject to the regulations of Tax Investment Relieves Act and Corporate Income Tax Act binding in the Czech Republic. According to these regulations tax investment relieves of the Unipetrol Group companies are of conditional nature. Non compliance with specified conditions may result in a loss of tax investment relieves and an obligation to return received relieves (i.e. the repayment of unpaid tax liability for all the years when tax investment relieves have been granted), increased by the relevant penalties and fines.

Effective May 2000, non compliance with the regulations imposed by the Corporate Income Tax Act and the Tax Investment Relieves Act results in the following:

a) if the condition related to the maximum decrease of tax base is not met, an investing entity is obliged to submit additional tax return (on the basis of which additional tax liability is imposed) for the period during which the condition has not been met;

b) if general and detailed conditions are not met (except for the condition mentioned in point a), a taxpayer loses the right to tax investment relief and is obliged to submit additional tax returns for every period during which the tax investment relief has been used. Thus, in such a case the investing entity is obliged to return all of the granted tax investment relieves, to settle all tax liabilities from which it has been released over the period covered by the relief, together with the relevant penalties and charges.

The Unipetrol Group companies were granted with tax investment relieves in the amount of PLN 282 million in the years 2000–2001; it is planned to utilize PLN 51 million out of that amount until 2007. As at the date of preparation of these financial statements, PLN 66 million were used within the investment incentives.

9. Polish tax regulations

Poland has currently a number of regulations in force concerning value added tax, excise tax, corporate income tax and social security. The tax law is often amended, which results in lack of clarity as well as inconsistencies. The frequent discrepancies in tax law interpretations provided within state authorities and those issued by state authorities to taxpayers generate uncertainty and conflicts concerning the interpreted issues. Tax settlements and other regulated areas of activity (for instance customs and foreign exchange control) may be controlled by the respective authorities which are entitled by law to impose high fines, penalties and related interest. Due to the above, the tax risk in Poland is substantially higher than that typical for countries with better developed taxation systems.

There are no formal procedures in Poland for determining the final taxation charge. Tax settlements may be subject to tax control over five years since the end of the calendar year when the tax liability reaches its maturity. There is a risk that respective authorities adopt a different interpretation of the tax law than the Group companies, which could have a significant impact on their tax liabilities.

(all amounts in PLN thousand)

XII. INFORMATION ABOUT CURRENT PROCEEDINGS CONCERNING LIABILITIES OR RECEIVABLES OF THE PARENT COMPANY AND RELATED PARTIES OF THE TOTAL VALUE EXCEEDING 10% OF THE COMPANY'S EQUITY

As at 31 December 2005, the Parent Company was not a party in proceedings concerning liabilities or receivables of the Parent Company or related entities, of the value exceeding 10% of the Company's equity.

XIII. RELATED PARTIES

1. Information about unusual related party transactions

As at 22 December 2005 PKN ORLEN S.A. entered into the agreement concerning conditions of granting guarantees/sureties to ORLEN Deutschland A.G. (subsidiary). Within the framework of the agreement PKN ORLEN S.A. is obliged to grant guarantees/sureties related to liabilities of ORLEN Deutschland A.G., directly or indirectly, resulting from sales of fuel and investment loan guarantee to HSH Nordbank AG, in which ORLEN Deutschland AG is a credited party, to total amount of EUR 190,000,000.00 (one hundred ninety million euro) during the period since date of signing the agreement till 31 January 2007.
ORLEN Deutschland AG will pay commission for the granted guarantees/sureties at market terms.

2. Information on significant related party transactions

a) Transactions with members of the Management Board, Supervisory Board, their spouses, siblings, descendants and ascendants and their other relatives

In the period of 12 months ended 31 December 2005 and as at 31 December 2005 the Group companies did not grant any advances, loans, borrowings, guarantees and sureties or any other agreements obliging to pay in favour of the Company and its related companies, to managing and supervising persons and their relatives.
As at 31 December 2005 and 31 December 2004 the Group companies did not grant any loans to managing and supervising persons and their relatives.
In the periods of 12 months ended 31 December 2005 and 31 December 2004 there were no significant transactions concluded with members of the Management Board, Supervisory Board, their spouses, siblings, descendants, ascendants or their other relatives.

b) Transactions with related parties concluded through the supervising persons

In the fourth quarter 2005 the Company obtained statements on transactions with related parties extended in scope in regard of the amended IAS 24 "Related Party Disclosures".

	Sale	Purchase	Receivables	Liabilities	Dividend paid
Legal persons *	221 823	411 028	38 103	49 437	-
Natural persons**	781	61	106	-	-

* Transactions in the period of performing duties as supervising persons in the Company.
** In the period covered by the financial statements the recorded transactions comprised of those below EUR 500 thousand.

In the period presented in the financial statements 13 persons served as members of the Supervisory Board.

c) Transactions with related parties concluded through the managing persons

In the fourth quarter 2005 members of the Company's key executive personnel did not conclude any significant transactions with related parties in regard of IAS 24 "Related Party Disclosures".

(all amounts in PLN thousand)

d) Transactions of the Company with related parties in the period from 1 January to 31 December 2005 and the settlement balances as at 31 December 2005

	Grupa Kapitałowa PKN ORLEN					
	Consolidated subsidiaries 1)	Consolidated associates 2)	Non-consolidated subsidiaries 1)	Non-consolidated associates 2)	Consolidated jointly controlled entities 3)	Total related parties
Sales	4 226 071	12 520	4 538	1 144	885 552	5 129 825
Purchases	917 780	98 620	90 489	3 058	7 663	1 117 610
Financial revenues from interest	5 731	12	4	312	121	6 180
Financial expenses on interest	7	2	(3)	-	-	6
Gross short-term receivables	803 627	1 530	2 581	421	295 819	1 103 978
Short-term liabilities	136 637	7 176	10 382	698	1 529	156 422
Gross long-term receivables	64 894	-	561	-	-	65 455
Long-term liabilities	-	-	-	-	-	-

1) Parent Company, using its title to vote (above 50% voting rights), appoints supervisory personnel in those entities, and in some cases also management board members.
2) Parent Company exercises considerable influence on the entity's supervisory bodies via its representatives.
3) Parent Company exercises a joint control over the entities under the deed of association.

(all amounts in PLN thousand)

3. Compensation, together with profit-sharing paid and due to the Management Board, Supervisory Board and the key executive personnel in accordance with IAS 24

The Management Board, the Supervisory Board and the key executive personnel remuneration includes short-term employee benefits, post-employment benefits, other long-term employee benefits and termination benefits paid, payable and potentially payable during the period.

	for 12 months ended 31 December 2005 (unaudited)	for 12 months ended 31 December 2004 (unaudited)
Parent's Management Board	26 312	45 159
Parent's Supervisory Board	854	882
Parent's key executive personnel	26 212	16 021
Group key management personnel*	61 760	39 182
Total	**115 138**	**101 244**

* Management Boards, Supervisory Boards and key executive personnel of the Group companies. Increase in 2005 is connected with the changes in the group structure.

In 2005 8 persons served as Parent's Management Board Members. Parent's Management Board compensation includes in 2005 estimate of potential bonus for present Board Members, not included in current year's profit and loss and compensation including bonus paid to 5 former Board Members amounting to PLN 12 802 thousand, including PLN 5 362 thousand of post-employment benefits (compensation for serving as a Board Member due after termination/expiration of contract, as specified in those contracts, among others for non-competition payments). Part of compensation paid to former Board Members in 2005 amounting to PLN 10 500 thousand were included in prior year's result.

In 2004 12 persons served as Parent's Management Board Members. Parent's Management Board compensation for 12 months of 2004 includes questionable part of remuneration as at 31 December 2004 amounting to PLN 9 252 thousand.

Taking into consideration changes in the Supervisory Board, 13 and 23 persons served as Supervisory Board Members in 2005 and 2004, respectively.

During 12 months of 2005 40 persons, taking into consideration changes during the year, served as parent's key executive personnel (additionally 7 members of parent's key executive personnel engaged in 2004 were included in 2005 year's remuneration) and 36 in 2004, respectively.

XIV. LOAN SECURITY, GUARANTEES AND COLLATERALS OF AT LEAST 10% OF THE COMPANY'S NET EQUITY GRANTED BY PARENT COMPANY OR ITS SUBSIDIARIES TO A THIRD ENTITY OR ITS SUBSIDIARY

In the period from 1 January to 31 December 2005 the Company and its subsidiaries did not grant loan security, or guarantees to another entity or its subsidiary, where the value of security or guarantee constituted at least 10% of the Company's net equity.

In the period from 1 January to 31 December 2005 remained in force collateral for BOP shares (recorded on 23 January 2004 in collateral register run by register court) held by PKN Orlen of PLN 454 million, provided by PKN ORLEN under the share pledge agreement of 19 December 2003, which secures Basell ORLEN Polyolefins Sp. z o.o. repayment of current and future claims to which the pledgee is entitled due to the financial collateral agreement concluded between entities financing BOP up to the highest securing amount of EUR 750 million.

XV. SEASONAL OR CYCLICAL CHARACTER OF THE ISSUER'S OPERATIONS IN THE PRESENTED PERIOD

The PKN ORLEN Group does not report any material seasonal or cyclical character of its operations.

XVI. EVENTS AFTER THE BALANCE SHEET DATE

Bid for purchase of shares in Mažeikiu Nafta

On 27 January 2006 PKN ORLEN made a bid for purchase of 53.7% stake in Mažeikiu Nafta (MN) offered by Yukos International UK B.V. The bid included also a declaration to purchase, on the same terms, MN's shares owned by the Lithuanian government.

The bid is conditional and dependent upon fulfillment of several legal conditions.

According to PKN ORLEN's analyzes, the Mažeiki refinery would allow PKN to strengthen its position in the region and perform further optimization of current operations. Utilization of PKN ORLEN's past experience to achieve synergies from combining of activities performed in neighboring countries is possible. In addition, the purchase of Mažeikiu Nafta refinery would allow development of production infrastructure and increase in processing power of the Capital Group from 21 million tonnes to 31 million tonnes of crude oil.

The planned investment would not confine PKN's investment plans, including investment in the upstream activities which was described in the update of PKN ORLEN strategy for 2006-2009.

Other significant events after the balance sheet date were presented under the Note VIII, points 11-19.

	Net profit for 12 months period ended 31 December 2004 (unaudited)	Net profit for 3 months period ended 31 December 2004 (unaudited)
Consolidated according to PASs	2 643 395	691 022
Reversal of capitalized borrowing costs	7 052	2 867
Deferred tax on capitalized borrowing costs	(2 412)	(1 312)
Valuation of property, plant and equipment at fair value	(125 154)	(51 571)
Deferred tax on valuation of property, plant and equipment at fair value	26 463	11 435
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	(27 758)	(848)
Reversal of goodwill amortization	5 765	1 481
Impairment of property, plant and equipment of ORLEN Deutschland	(65 381)	-
Distribution of profit other than dividends	(4 176)	-
Consolidation of Polkomtel S.A.	112 898	50 587
Other	(3 891)	9 912
Consolidated according to IFRSs	**2 566 801**	**713 573**

	Net assets as at 31 December 2004 (unaudited)	Net assets as at 1 January 2004 (unaudited)
Consolidated according to PASs	11 826 555	9 581 947
Reversal of capitalized borrowing costs	(63 878)	(70 930)
Deferred tax on capitalized borrowing costs	11 065	13 477
Valuation of property, plant and equipment at fair value	1 543 734	1 667 342
Deferred tax on valuation of property, plant and equipment at fair value	(292 137)	(316 861)
Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost	273 611	301 369
Reversal of goodwill amortization	5 765	-
Impairment of property, plant and equipment of ORLEN Deutschland	(65 381)	-
Consolidation of Polkomtel S.A.	366 576	253 678
Other	58 096	55 582
Consolidated according to IFRSs	**13 664 006**	**11 485 604**

XVII. IMPACT OF IFRS ADOPTION ON PRIOR PERIOD RESULTS

Due to the fact that effective 1 January 2005 the Group has been preparing its consolidated financial statements in accordance with IFRSs for statutory purposes, the below table presents the major differences identified and reported by the Group between IFRSs adopted by the European Union and Polish Accounting Standards (PASs) with respect to changes in the opening balance of equity as at 1 January 2004 and 31 December 2004 and data in respect of the net profit for the respective periods of 12 and 3 months ended 31 December 2004.

a. Reversal of capitalized borrowing costs – implementation of benchmark treatment of IAS 23 „Borrowing costs"

In accordance with PASs borrowing costs resulting from investment loans were stated as investment expenditure. Other financial expenses were recognized in the profit and loss when incurred. In the financial statements prepared in accordance with IFRSs, the cost of loans and borrowings, including foreign exchange differences related to loans and borrowings in foreign currencies, are recognized in the profit and loss statement in the period to which they refer.

b. Alternative treatment of the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost

In accordance with PASs the Company settled the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost to revenues over the period from 2 to 5 years.
Under IFRS 3, the excess of fair value of identifiable assets, liabilities and contingent liabilities over acquisition cost was recognized as retained earnings.

c. Reversal of goodwill amortization

In accordance with PASs goodwill was amortized on a straight line basis over the period not longer than 5 years and presented in the profit and loss as other operating expenses. In the financial statements prepared in accordance with IFRSs, goodwill was not amortized yet decreased by impairment allowances.

d. Impairment of property, plant and equipment of ORLEN Deutschland

Due to the change in the policy discussed in detail under b) above, ORLEN Deutschland AG recognized an excess of net fair value for identifiable assets, liabilities and contingent liabilities over acquisition cost in equity as at 1 January 2005. Consequently, for the purpose of consolidated annual financial statements the impairment allowance for property, plant and equipment of ORLEN Deutschland AG was increased by the amount reflecting the above change in the accounting principles and recognized in 2004 financial result.

e. Valuation of Polkomtel S.A.

PKN Orlen S.A. owns 19.61% of shares in Polkomtel S.A., which renders telecommunication services. In presented figures Polkomtel S.A. is consolidated by the proportionate method. In prior periods the company was valued in the consolidated financial statements at cost. Further information have been presented under Note V.5

f. Consolidation of BOP by proportionate method

PKN ORLEN S.A. owns a 50% share in a joint-venture enterprise - Basell ORLEN Polyolefins Sp. z o.o., engaged in manufacture, distribution and sale of polyolefins.
In the records presented for the fourth quarter of 2004 and the fourth quarter of 2005, Basell ORLEN Polyolefins Sp. z o.o. has been consolidated by proportionate method. In the prior periods the company was presented in line with the equity method.

XVIII. SUPPLEMENTARY INFORMATION

a) Restructuring of the southern assets

The restructuring and consolidation project embraces the following companies:
- Rafineria Nafty Jedlicze S.A.
- Rafineria Trzebinia S.A.
- Orlen Oil Sp. z o.o.
- and in the future Paramo a.s., where Unipetrol a.s. is the majority shareholder.

The objective of the project is to increase assets engaged by PKN ORLEN S.A. by optimizing production structure in the above companies by matters of reorganization and restructuring of the possessed assets as well as combination of selected assets and consolidation of the companies. The project is intended also to protect assets of those companies against changes in the tax law, which may lead to discontinuation of crude oil processing in the southern Poland.

In 2005 the Supervisory Boards' composition was made uniform in Rafineria Nafty Jedlicze S.A., Orlen Oil Sp. z o.o., Rafineria Trzebinia S.A. and Paramo a.s.
The Company's Management Board approved the project of implementation of a personal union in the Management Boards of Rafineria Nafty Jedlicze S.A., Rafineria Trzebinia S.A., and Orlen Oil Sp. z o.o.
The outcome of the undertaken actions are changes made by the Supervisory Boards in Orlen Oil Sp. z o.o. Management Board (Milan Kuncir appointed as President of the Management Board) and in Rafineria Trzebinia S.A. Management Board (Milan Kuncir acting as President of the Management Board). The Supervisory Board of Rafineria Trzebinia S.A. will soon appoint other Management Board Members.

In July 2005 PKN ORLEN Management Board approved a restructuring project for the southern assets designed by Investekspert which aims at:

- consolidation of activity related to oil and lubricant production in Orlen Oil Sp. z o.o.,
- targeted discontinuation of crude oil processing in the southern Poland and grouping assets relating to this activity within a separate business,
- buy-out of minority shares/stakes (provided that the transaction is economically effective),
- targeted business combination of Orlen Oil Sp. z o.o. with Rafineria Jedlicze S.A. (after its restructuring).

A business advisor in the restructuring and consolidation process was selected and legal advisors were appointed for the process. The business advisor analyses the business activity of: Orlen Oil, Rafineria Trzebinia, Rafineria Nafty Jedlicze and Paramo to define optimum scenarios of operations and potential effects of synergy. In the middle of March 2006, the business advisor will present recommendations concerning further restructuring and consolidation of the southern assets.

The sale process is also being carried out in respect of subsidiaries of Rafineria Nafty Jedlicze S.A. and Rafineria Trzebinia S.A. which operations were determined as the Group non-core activity.

b) Polkomtel S.A.

According to the announced strategy, activities on sale of shares in Polkomtel S.A. are in progress. PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. concluded "Shareholders' Cooperation Agreement in Restructuring of Polkomtel S.A. Share Capital" in July 2005. Under the Agreement, Polish shareholders of Polkomtel S.A. with assistance of recognized advisors agreed on a negotiation strategy which was presented to foreign shareholders, i.e. TDC and Vodafone. In December 2005 a group of financial institutions announced public tender offer for TDC Shares. As a consequence of the settlement of the public tender offer, the control over TDC was changed. According to the Statut of Polkomtel S.A., TDC was obliged to tender offer shares owned in Polkomtel S.A., to other shareholders. Currently, negotiations are being carried out to execute buying preference by polish shareholders.

SIGNATURES OF THE MANAGEMENT BOARD MEMBERS

....
President
Igor Chalupec

.... **Vice-President** Cezary Filipowicz	.... **Vice-President** Wojciech Heydel	.... **Vice-President** Jan Maciejewicz
.... **Vice-President** Cezary Smorszczewski	.... **Member of the Board** Paweł Szymański	.... **Member of the Board** Dariusz Witkowski

Płock, 27 February 2006

Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale agreement
Released	18:24 23-Feb-06
Number	8808Y


SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH. D.C. 190 SECTION

Regulatory announcement no 13/2006 dated 23rd February 2006

ORLEN Deutschland signs wholesale agreement with Shell Deutschland Oil

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 23 February 2006 ORLEN Deutschland AG signed a wholesale agreement with Shell Deutschland Oil GmbH, Hamburg for the sale of fuels to ORLEN Deutschland AG fuel stations in Germany. The agreement is binding for the period 01.01.2006 till 31.12.2006. The estimated value of the transaction amounts to approximately EUR 600 000 000, i.e. PLN 2 271 240 000 based on EUR/PLN average exchange rate as of February 23rd, 2006, stated by National Bank of Poland.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

END

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PKN ORLEN SA
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82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Withdrawal of the agreements
Released	17:23 20-Feb-06
Number	6803Y

Regulatory announcement no 12/2006 dated 20th February 2006

Withdrawal of the agreements signed with Agrofert Holding a.s. by PKN ORLEN

On February 20th 2006 the Management Board of Polski Koncern Naftowy Orlen Spolka Akcyjna has decided on withdrawal (in the understanding of Czech Republic commercial code) of Cooperation Agreement concluded on November 19, 2003 and General Agreement on terms of future share purchase agreement concluded on April 7, 2004 with Agrofert Holding a.s. ("Agreements"). The reason for such withdrawal was breaching by Agrofert Holding a.s. the terms of the Agreements by letting DEZA a.s. to execute the share purchase option on AGROBOHEMIE, a.s and ALIACHEM, a.s. shares.

The fact of execution of the option has been confirmed by public announcement of Unipetrol a.s. dated December 15, 2005.

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

END

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PKN ORLEN SA
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82-5036

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PKN ORLEN SA
SEC File
82-5036

Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Shareholders at least 5%atEGM
Released	16:02 07-Feb-06
Number	0635Y

Regulatory announcement no 11/2006 dated 7th February 2006

Shareholders with at least 5% of total votes at EGM

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"). Central Europe's largest downstream oil company. hereby discloses the list of shareholders who had a right to exercise at least 5% of total votes at the Extraordinary General Meeting of Shareholders of PKN ORLEN which was originally called on January 31. 2006.

No	Shareholder	Number of shares registered at EGM	Number of votes	Shareholder votes at EGM dated January 31, 2006(%)	Shareholder votes in total number of votes (%)
1.	NAFTA POLSKA S.A. ul. Jasna 12 00-013 Warszawa	74 076 299	74 076 299	30.50%	17.32%
2.	THE BANK OF NEW YORK 101 Barclays Street. 22ND Floor NY 10286 New York USA	46 820 938	46 820 938	19.28%	10.95%
3.	State Treasury Represented by the Minister of the State Treasury ul. Krucza 36/Wspolna 6 00-522 Warszawa	43 633 897	43 633 897	17.97%	10.20%
4.	COMMERCIAL UNION OFE BPH CU WBK ul. Prosta 70 00-838 Warszawa	16 000 000	16 000 000	6.59%	3.74%
5.	ING NATIONALE-NEDERLANDEN POLSKA OTWARTY FUNDUSZ EMERYTALNY ul. Ludna 2 00-406 Warszawa	14 000 000	14 000 000	5.77%	3.27%

END

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PKN ORLEN SA
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82-5036

Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Changes in Supervisory Board
Released	07:00 01-Feb-06
Number	7350X

Regulatory announcement no 10/2006 dated January 31st , 2006
Changes in the PKN ORLEN Supervisory Board

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company today announced that the Extraordinary Meeting of Shareholders on January 31, 2006 dismissed from the Supervisory Board:
Jacek Bartkiewicz - dismissed from the position of the Chairman of the Supervisory Board,
Maciej Gierej,
Krzysztof Obloj,
Malgorzata Okonska-Zaremba,
Adam Sek,
Ireneusz Wesolowski.

At the same time the Extraordinary Meeting of Shareholders appointed to the Supervisory Board:

Dariusz Dabski – Chairman of the Supervisory Board
Maciej Mataczynski – independent member of the Supervisory Board
Zbigniew Macioszek – member of the Supervisory Board
Wojciecha Pawlaka – member of the Supervisory Board

Dariusz Dabski – graduated with an M.B.A. (USA studies) and from the Academy of Physical Education in Warsaw. An experienced manager of both Polish and foreign technology companies Mr. Dabski has held the positions of, amongst others, Chief Executive Officer of Fujitsu Siemens Computers Poland, TDC Internet and Optimus S.A.

Maciej Mataczynski – law science doctor, legal adviser. Graduated from Adam Mickiewicz University and T.M.C Assera Institute in Hague. Holding a scholarship of the Fulbright Commission at the Harvard Law School and a specialist in commercial and European law. Mr. Mataczyński has worked at a leading Polish law office. Mr Mataczynski is also an author of many law publications in Poland and abroad.

Zbigniew Macioszek – graduated from Warsaw University and from Baruch College of The City University of New York with a B.B.A. in finance and investment. Great experience in working at international investment companies, a member of many training programmes, including the Vienna Joint Institue and Chase Manhatan Bank.

Wojciech Pawlak – graduated from the Warsaw School of Economics, Warsaw University and the New School for Social Research in New York. An experienced manager, expert in market and social researches, Mr. Pawlak has held top manager positions in the biggest Polish media

companies and is an experienced member of supervisory bodies of capital companies.

Newly elected members of the Supervisory Board are not involved in any activity competitive with PKN ORLEN and are not partners of any competitive company. They are not members of any board of a competitive capital company and are not on the list of insolvent debtors kept on record on the National Court Register Act.

END

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PKN ORLEN SA
SEC File
82-5036



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Resolutions passed by EGM
Released	07:00 01-Feb-06
Number	7345X

Regulatory announcement no 9/2006 dated January 31st, 2006

The full text of resolutions passed by EGM as of 31st January 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the resolutions passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 31st January 2006, together with the information regarding the objections submitted to the minutes of the meeting with the indication to the resolutions they regarded to.

RESOLUTION No 1
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr. Jozef Palinka to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The shareholder Mr Edward Baranowski raised an objection to the resolution.

RESOLUTION No 2
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding a change in the Agenda of the Extraordinary General Meeting of Shareholders considers the motion of a Shareholder - the State Treasury

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby decides to change the Agenda of the Meeting in such a way that the point number 7 "Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure" in the original Agenda should be replaced by point number 6 in the original Agenda, and point number 6 in the original Agenda "Voting on a resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN" should be replaced by point number 7 in the original Agenda.

The resolution takes immediate effect.

RESOLUTION No 3
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure.
7. Passing of resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
8. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No 4
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- Aneta Berdys
- Marcin Kaminski
- Anna Przewrocka

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No 5
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the motion of the Shareholder - the State Treasury regarding the approval of the Information provided by the Management Board regarding the restructurisation processes

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the "Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure". At the same time the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby recommends that the Supervisory Board takes control over the realisation of the General Restructurisation Plan for year 2006, as mentioned in the point number 6 of the abovementioned Information provided by the Management Board and also recommends submission to the General Meeting of Shareholders quarterly information regarding the assessment of the realisation of that plan.

The resolution takes immediate effect.
The shareholder Mr Edward Baranowski raised an objection to the resolution.

RESOLUTION No 6
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding a change to the resolution regarding the approval of the Information provided by the Management Board regarding the restructurisation processes

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the "Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure". At the same time the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby recommends that the Supervisory Board takes the control over the realisation of the General Restructurisation Plan for year 2006, as mentioned in the point number 6 of the abovementioned Information provided by the Management Board on a quarterly basis and also recommends the submission each time to the next General Meeting of Shareholders the information regarding the assessment of the realisation of that plan.

The resolution takes immediate effect.

RESOLUTION No 7
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of a member from the Supervisory Board of PKN ORLEN

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr. Jacek Bartkiewicz from the Supervisory Board of PKN ORLEN and from the position of Chairman of the Supervisory Board of PKN ORLEN, having in mind the legally valid and immediate realizable decision of the Appeal Court in Warsaw regarding the invalidity of the Resolution of the General Meeting of PKN ORLEN regarding the appointment of Mr. Jacek Bartkiewicz to the Supervisory Board of PKN ORLEN, and the likely submission by PKN ORLEN of an annulment to that decision and the uncertainty as to the final law opinion regarding the status of Mr. Jacek Bartkiewicz as the Chairman of the Supervisory Board of PKN ORLEN.

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

RESOLUTION No 8
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of member from the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr. Maciej Gierej from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

RESOLUTION No 9
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of a member from the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr. Krzysztof Obloj from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

RESOLUTION No 10
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of a member from the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Ms. Malgorzata Okonska - Zaremba from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 11
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of a member of the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr. Adam Sek from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 12
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the removal of a member of the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove Mr. Ireneusz Wesolowski from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 13
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 7 - member composition of the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 14
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the appointment of the Chairman of the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 4 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr. Dariusz Dabski to the position of Chairman of the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 15
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN fulfilling the criteria indicated in the § 8 item 5 of the Company's Articles of Association

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN determines that the Supervisory Board of PKN ORLEN, as of the day of that Extraordinary General Meeting of Shareholders, numbers of three independent members, that fulfill the criteria indicated in § 8 item 5 of the Company's Articles of Association.

RESOLUTION No 16
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding an appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr. Maciej Mataczynski to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No 17
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding an appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr. Wojciech Pawlak to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

RESOLUTION No 18
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 31 January 2006

regarding an appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr. Zbigniew Macioszek to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

The following shareholders raised an objections to the resolution: COLLEGE RETIREMENT EQUITIES FUND, PENSION PLAN OF HERCULES INCORPORATED, GMO TAX-MANAGED INTERNATONAL EQUITIES FUND, RAYTHEON COMPANY MASTER PENSION TRUST, PIONEER EMERGING MARKETS VCT PORTFOLIO, FLORIDA STATE BOARD OF ADMINISTRATION, PENSION FUND ASSOCIATION, CENTARL STATES SOUTHEAST & SOTHWEST AREAS PENSION FUND, BELL ATLANTIC MASTER TRUST, STATE OF WISCONSIN INVESTMENT BOARD, PIONEER EMERGING MARKETS FUND, RETIREMENT PROGRAM PLAN FOR EMPLOYEES OF UNION CARBIDE CORPORATION AND IT'S PARTICIPTING SUBSIDIARY COMPANIES, TEMPLETON EMERGING MARKETS FUND INC, PHILIPS ELECTRONICS OF NORTH AMERICA CORPORATION RETIREMENT PLAN, TEMPLETON EMERGING MARKETS FUND, DOW EMPLOYEES PENSION PLAN TRUST, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII – LGZ5, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM-FD TC45, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, FRANKLIN TEMPLETON INVESTMENT FUNDS RE TEMPLETON EMERGING MARKET FUND, TEMPLETON DEVELOPING MARKETS SECURITIES FUND (A SERIES OF FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST), FLORIDA RETIREMENT SYSTEM, PIONEER ASSET MANAGEMENT SA, GMO EMERGING MARKETS FUND, T.ROWE PRICE EMERGING EUROPE &MEDITERRANEAN FUND, TEMPLETON INSTITUTIONAL FUNDS INC-EMERGING MARKETS' SERIES, TEMPLETON DEVELOPING MARKETS TRUST, ADVISORS INNER CIRCLE – ACADIAN EMERGING MARKETS PORTFOLIO, STICHTING PENSIOENFONDS ABP, ACADIAN EMERGING MARKETS EQUITY FUND, TEMPLETON EMERGING INVESTMENT TRUST PLC GTI.2664

END

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Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036
SEC MAIL PROCESSING
RECEIVED
APR 05 2006
WASH., D.C. 190 SECTION



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Copy of citation received
Released	07:00 26-Jan-06
Number	4686X

Copy of citation from the Arbitration Court regarding the agreement penalty

Regulatory announcement no 8/2006 dated January 25th , 2006
Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 25th January 2006 it has received from the Arbitration Court at the Economic Chamber of the Czech Republic and Agrarian Chamber of the Czech Republic in Prague a copy of the citation regarding the payment of the agreement penalty, submitted by Agrofert Holding a.s. headquartered in Prague. The value of the object of the dispute amounts to 77.266.500 Euro with the interests.

(see also: regulatory announcement no 85/2003 dated 20 November 2003 and regulatory announcement no 41/2004 dated 4 June 2004).

END

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Regulatory Announcement

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Fidelity below 5%
Released	08:15 24-Jan-06
Number	3447X

Number of PKN ORLEN shares in possession of FMR Copr. and Fidelity International

Regulatory announcement no 7/2006 dated January 24th , 2006

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that the number of its shares held by FMR Corp. and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries decreased from 21 436 944 (5.01% of votes at the General Meeting of Shareholders as reported in regulatory announcement no 33/2005 dated May 25th, 2005) to 21 023 196 shares (4.92% of votes at the General Shareholders' Meeting as of January 19th, 2006 holding).

END

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Regulatory Announcement

PKN ORLEN SA
SEC File
82-5036

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Updated3q2005Announcement
Released	07:01 18-Jan-06
Number	0830X

Update of the Announcement dated 14 November 2005

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby publishes the updated announcement dated 14 November 2005 of PKN ORLEN consolidated results for the third quarter of 2005.

The updated report includes all the parts of the announcement dated 14th November 2005, that were missing owing to technical problems.

To see the updated report please download the PDF files:

http://www.rns-pdf.londonstockexchange.com/rns/0830x_1-2006-1-18.pdf
http://www.rns-pdf.londonstockexchange.com/rns/0830x_2-2006-1-18.pdf

The correct version of the report was also published on the 14th November 2005 on PKN ORLEN's web-site, www.orlen.pl, where it is still available.

END

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Regulatory announcement no 69/2005 dated 14 November 2005

Impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q3 2005 and the nine months to end-September 2005.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for Q3 2005 and the nine months to end-September 2005.

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The valuation is therefore positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above increasing crude oil prices thus have a negative effect, and falling crude oil prices a positive effect on the results compared to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movement. The crude oil price increase during Q3 2005 was significantly higher than in Q3 2004. Therefore the (negative) correction due to the LIFO valuation in the year 2005 is clearly higher.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories, for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) in comparison to applied method of inventory valuation based on the weighted average manufacturing cost or purchase price are as follows (PLN m):

	Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2005 assuming LIFO valuation of inventories	After Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2005 assuming LIFO valuation of inventories	Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2004 assuming LIFO valuation of inventories	After Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2004 assuming LIFO valuation of inventories
Unconsolidated gross profit	997 302	545 089	2 650 808	1 517 000	918 594	782 431	2 018 073	1 581 390
Unconsolidated net profit	813 359	447 066	2 124 810	1 206 426	739 135	628 843	1 625 253	1 271 540
Consolidated gross profit	1 266 645	815 429	5 002 944	3 876 264	1 066 923	936 787	2 202 624	1 761 651
Consolidated net profit	980 165	614 680	4 309 813	3 397 202	832 792	727 382	1 707 908	1 350 720

Management Board
PKN ORLEN S.A.

Regulatory announcement no 69/2005 dated 14 November 2005

Impact of LIFO valuation of inventories on the financial results for PKN ORLEN in Q3 2005 and the nine months to end-September 2005.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, can now outline the impact of the LIFO method of valuation of inventories on the unconsolidated financial results of PKN ORLEN, and also the consolidated financial results of the PKN ORLEN Capital Group for Q3 2005 and the nine months to end-September 2005.

PKN ORLEN and the PKN ORLEN Capital Group apply a method of inventory valuation based on the weighted average manufacturing cost or purchase price. Such a valuation method causes a delay in transferring the effects of oil price increases or decreases to the prices of the final products. The valuation is therefore positively affected when crude oil prices increase and negatively affected when oil prices decrease. The application of the LIFO method to inventory valuation causes current production to be valued on the basis of the current price of purchased crude oil. In light of the above increasing crude oil prices thus have a negative effect, and falling crude oil prices a positive effect on the results compared to the case when the weighted average method is applied. These trends are obviously most apparent when crude oil prices show significant movement. The crude oil price increase during Q3 2005 was significantly higher than in Q3 2004. Therefore the (negative) correction due to the LIFO valuation in the year 2005 is clearly higher.

The assumptions used for the above LIFO estimates are the same as those used for previously published LIFO estimates. These assumptions were published in the current report no 29, dated 21st May 2001.

Estimates of gross and net income (after deferred taxation), assuming LIFO valuation of inventories, for PKN ORLEN and for PKN ORLEN Capital Group under International Financial Reporting Standards (IFRS) in comparison to applied method of inventory valuation based on the weighted average manufacturing cost or purchase price are as follows (PLN m):

	Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2005 assuming LIFO valuation of inventories	After Q3 2005 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2005 assuming LIFO valuation of inventories	Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	Q3 2004 assuming LIFO valuation of inventories	After Q3 2004 assuming method of inventory valuation according to the weighted average manufacturing cost or purchase price	After Q3 2004 assuming LIFO valuation of inventories
Unconsolidated gross profit	997 302	545 089	2 650 808	1 517 000	918 594	782 431	2 018 073	1 581 390
Unconsolidated net profit	813 359	447 066	2 124 810	1 206 426	739 135	628 843	1 625 253	1 271 540
Consolidated gross profit	1 266 645	815 429	5 002 944	3 876 264	1 066 923	936 787	2 202 624	1 761 651
Consolidated net profit	980 165	614 680	4 309 813	3 397 202	832 792	727 382	1 707 908	1 350 720

Management Board
PKN ORLEN S.A.

PKN ORLEN SA
SEC File
82-5036

Regulatory Announcement

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PKN ORLEN SA
SEC File
82-5036
PROCESSING
SECTION
WASH, D.C.



Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Wholesale agreement
Released	17:12 12-Jan-06
Number	8761W

Regulatory announcement no 6/2006 dated January 12th , 2006

ORLEN Deutschland signs wholesale contract with Deutsche BP Aktiengesellschaft

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on 12 January 2006 ORLEN Deutschland AG signed a wholesale agreement with Deutsche BP Aktiengesellschaft for the sale of fuels to ORLEN Deutschland AG. The agreement is binding for the period 01.01.2006 till 31.12.2006. The estimated value of the transaction amounts to approximately EUR 800 000 000, i.e. PLN 3 034 640 000 based on EUR/PLN average exchange rate as of January 12th, 2006, stated by National Bank of Poland.

ORLEN Deutschland AG is wholly owned by PKN ORLEN.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Draft Resolutions
Released	16:07 10-Jan-06
Number	7308W

Regulatory announcement no 5/2006 dated January 10th , 2006

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, hereby announces the draft resolutions to be passed by the Extraordinary General Meeting of Shareholders of PKN ORLEN as of 31st January 2006.

RESOLUTION No ...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding the appointment of the Chairman of the Extraordinary General Meeting of Shareholders

§ 1

Acting under Article 409, § 1 sentence 1 of the Code of Commercial Companies and with respect to § 5 of the Regulations of the General Meeting of Shareholders of PKN ORLEN S.A., the Extraordinary General Meeting of Shareholders of PKN ORLEN S.A. hereby elects Mr / Mrs....... to the position of the Chairman of the Extraordinary General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding the Agenda of the Extraordinary General Meeting of Shareholders

§ 1

The Extraordinary General Meeting of Shareholders of PKN ORLEN hereby approves the following Agenda of the Meeting:

1. Opening.
2. Election of the Chairman of the Meeting.
3. Affirmation of the legality of the Meeting and ability to pass resolutions.
4. Approval of the Agenda.
5. Election of the Vote Counting Commission.
6. Passing of resolution concerning changes to the composition of the Supervisory Board of PKN ORLEN.
7. Information provided by the Management Board regarding the restructurisation processes that are being conducted (including the administration subsidiary establishment) and proceedings of the sale of the subsidiaries excluded from the PKN ORLEN structure.
8. Closure of the General Meeting of Shareholders.

§ 2

The resolution takes immediate effect.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding the election of the Vote Counting Commission

§ 1

Acting under § 8 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN hereby appoints the following members of the Vote Counting Commission:

- ....
- ....
- ....

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No...
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding the establishment of the number of members of the Supervisory Board of PKN ORLEN

§ 1

Under § 14, item 1 of the Regulations of the General Meeting of Shareholders of PKN ORLEN, the Extraordinary General Meeting of Shareholders of PKN ORLEN establishes 9 - member composition of the Supervisory Board of PKN ORLEN.

PKN ORLEN SA
SEC File
82-5036

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding the removal of member of the Supervisory Board of PKN ORLEN

§ 1

Under § 8, item 2, point 2 of the Company's Articles of Association the Extraordinary General Meeting of Shareholders of PKN ORLEN decides to remove .... from the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

RESOLUTION No
OF
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
OF
POLSKI KONCERN NAFTOWY ORLEN SPOLKA AKCYJNA

dated 2006

regarding appointment to the Supervisory Board of PKN ORLEN

§ 1

Under § 8 item 2 point 2 of the Company's Articles of Association, the Extraordinary General Meeting of Shareholders of PKN ORLEN decided to appoint Mr. / Ms. .... to the Supervisory Board of PKN ORLEN.

§ 2

The resolution takes immediate effect.
The resolution was passed in a secret ballot.

END

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Strategy Update
Released	08:20 10-Jan-06
Number	6872W


PKN ORLEN SA
SEC File
82-5036
RECEIVED
APR 05 2006
WASH. D.C.
190
SECTION

Regulatory announcement no 4/2006 dated January 10th , 2006

Update to PKN ORLEN's strategy

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN", "Company", "Group"), Central Europe's largest downstream oil company, announces the update to PKN ORLEN's strategy 2006 – 2009.

The updated strategy of PKN ORLEN assumes the continuation of the Company pro-efficiency measures, strengthening of PKN ORLEN presence in key business areas in domestic markets and monitoring of expansion opportunities in new areas and markets, with M&A activities being of central significance in the forthcoming years.

The main points of the updated strategy are:

1. the plan to expand production operations with a view to ensuring own raw material base. Implementation of these plans will result in the ability to achieve significant growth in the Company's value and to enhance its competitive position. The programme for the establishment of the production operations segment is divided into two phases: the first one - until 2009 and the second one - until 2015.

   The first stage assumes the gradual establishment of organizational structures, and the building of competencies on the basis of one-off asset acquisitions. In the first two years, the identification of assets for acquisition will focus on lower risk assets, with priority given to projects implemented as joint ventures. At that stage PKN ORLEN intends to acquire minority shareholdings, without assuming the role of operator, in order to take advantage of partner competencies.

   In the second stage of the programme, in the case of projects envisaging an involvement of approx. 5 years, the Company plans to assume the role of operator, but still employ outsourcing for technical issues. In the case of longer-term projects - 10 years - the Group will become involved in direct exploration to a larger extent, at the same time developing technical capacities and building organizational structures with the use of local human resources.
   Assumptions for future production volumes envisage a gradual increase in the volume of raw material from 0.4 million tonnes in 2007 to 4.3 million tonnes in 2015. The capital outlays required for program implementation are estimated at USD 130 million per annum in the years 2007-2009, and in the following 5 years at USD 438 million per annum.
2. the financial targets planned to be attained in 2009 as follows, under the assumption that the macroeconomic conditions of 2004 are maintained*:
   - EBITDA: PLN 10 billion

     The assumed level of EBITDA level in operating segments breakdown:

- Refining: PLN 4.36 billion
- Petrochemicals: PLN 3.67 billion
- Chemicals: PLN 0.87 billion
- Retail: PLN 1.18 billion
- Production: PLN 0.26 billion
- Others: PLN - 0.34 billion

- Annual average CAPEX: PLN 3.4 billion.
The assumed annual average CAPEX in operating segments breakdown:
  - Refining: PLN 1.24 billion
  - Petrochemicals: PLN 1.1 billion
  - Chemicals: PLN 0.2 billion
  - Retail: PLN 0.55 billion
  - Production: PLN 0.28 billion
  - Others: PLN 0.03 billion
- ROACE forecast at the level of minimum 18.5%.
- The forecast of financial leverage at the level of ca. 30-40%.

3. making the level of divend payments dependent on the Company's involvement in mergers and takeovers, and on the maintenance of an optimal capital structure. This solution is scheduled to be implemented in 2007, so as to refer that to the dividend payment for 2006. The Group will aim at paying a dividend at a level of at least 50% of FCFE (Free Cash Flow to Equity). If acquisitions are significant, however, the company's priority will be a return to safe indebtedness levels, which may entail limited payments of the dividend in line with the FCFE-based approach. On the other hand, if Polkomtel is sold and there are no other investment liabilities, the company plans the establishment of a dedicated Dividend Fund, which will enable higher dividend payments in following years.

**The assuptions regarding macroeconomic conditions of 2004:*
- *Brent price USD 38.3 /bbl,*
- *Brent-Ural differential USD 4.1 /bbl,*
- *Rotterdam refinery margin USD 5.6 /bbl,*
- *Exchange rates of PLN/EUR 4.52,*
- *Exchange rates of PLN/USD 3.65*
- *CAPEX (annual average 2006-2009) PLN 3.4 billion, depreciation and amortisation (annual average 2006-09) PLN 2.1 billion; potential CAPEX in M&A activities not involved.*
- *The financial data refer to the Capital Group of PKN ORLEN, IFRS numbers if not otherwise pointed.*

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Contract with Shell Polska
Released	17:20 04-Jan-06
Number	4751W

Regulatory announcement no 3/2006 dated January 4th , 2006

Wholesale contract with Shell Polska Sp. z o.o.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 4, 2006 a wholesale agreement was concluded with Shell Polska Sp. z o.o. for the sale of gasoline and diesel oil with an estimated value of PLN 2 831 000 000 for delivery during 2006.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Contract with BP Polska
Released	17:14 04-Jan-06
Number	4740W

Regulatory announcement no 2/2006 dated January 4th , 2006

Wholesale contract with BP Polska Sp. z o.o.

Polski Koncern Naftowy ORLEN S.A. ("PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 4 2006 wholesale agreement was concluded with BP Polska Sp. z o.o. for the sale of gasoline and diesel oil with an estimated value of PLN 3 951 000 000 for delivery during 2006.

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Company	Polski Koncern Naftowy Orlen S.A.
TIDM	POKD
Headline	Contract with OrlenPetroCentr
Released	17:09 04-Jan-06
Number	4723W

Regulatory announcement no 1/2006 dated January 4th , 2006

Wholesale contract with Orlen PetroCentrum

Polski Koncern Naftowy ORLEN S.A. („PKN ORLEN"), Central Europe's largest downstream oil company, announces that on January 4 2006 two wholesale agreements were concluded with Orlen PetroCentrum Sp. z o.o. for the sale of gasoline and diesel oil for delivery during 2006. Estimate value of the agreements amounts to:

- ca. PLN 1 934 000 000
- ca. PLN 376 000 000

The total value of the two agreements amounts to PLN 2 310 000 000.
PKN ORLEN owns 100% of the shares in Orlen PetroCentrum Sp. z o.o.

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